Voluntary offer to acquire all issued and outstanding
shares of Cermaq ASA

Made by

Marine Harvest ASA

Consideration:

 NOK 53.25 and 8.6 shares in Marine Harvest ASA for each share in Cermaq ASA

Offer Period:

 From and including 6 June 2013 to and including 21 June 2013 at 09:00 hours (CET)
This combined offer document and information memorandum (the “Offer Document”) has been prepared by Marine Harvest ASA (the “Company” or the “Offeror”) in connection with (i) its voluntary offer (the “Offer”) for the outstanding shares of Cermaq ASA (“Cermaq”) as of the date of this Offer Document (the “Cermaq Shares”) and (ii) the offer of new shares in the Company (the “Consideration Shares”) to shareholders in Cermaq (“Cermaq Shareholders”) as partial consideration for tendering their shares in the Offer, and (iii) the listing of the Consideration Shares on Oslo Børs ASA (“Oslo Børs”).

Investing in the Company’s shares (the “Shares” or the “Marine Harvest Shares”) involves certain risks. See section 1 “Risk factors” of this Offer Document.

Financial advisor and receiving agent	Financial advisor

5 June 2013

IMPORTANT NOTICE

For the definitions of terms used throughout this Offer Document, including the preceding pages, see section 18 “Definitions and glossary of terms”.

This Offer Document has been prepared to comply with the requirements regarding voluntary offers set out in Chapter 6 of the Norwegian Securities Trading Act and the requirements to prepare an information memorandum pursuant to Section 3.5 of the continuing obligations for stock exchange listed companies (the “Continuing Obligations”). The Offer Document has been reviewed and approved by Oslo Børs in accordance with Section 6-14 of the Norwegian Securities Trading Act as an offer document and has been reviewed in accordance with Section 3.5.5.1 of the Continuing Obligations as an information memorandum. The Offer Document complies with the requirements set out in Sections 7-4 no 6 and 7-5 no 7 of the Norwegian Securities Trading Act and the offer and listing of the Consideration Shares do not require the preparation and approval of a prospectus.

Notice to U.S. holders of Cermaq Shares: The Offer is made for the securities of a non-U.S. company. The Offer is subject to the disclosure requirements of Norway, which are different from those of the United States. Financial statements included in the Offer Document have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and, accordingly, may not be comparable to the financial statements of U.S. companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. securities laws, since the Offeror is a non-U.S. company, and some or all of its officers and directors may be residents of countries other than the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel the Offeror and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the Offeror may purchase securities in Cermaq otherwise than under the Offer, such as in open market or privately negotiated purchases. This Offer Document has been furnished to the U.S. Securities Exchange Committee (“SEC”) under cover of a Form CB, in compliance with Rule 802 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

Except for the approval by Oslo Børs and the furnishing of the Offer Document to the SEC as described above, no action has been taken or will be taken in any jurisdiction by the Offeror or the Offeror’s financial advisors, Arctic Securities ASA (“Arctic Securities”) and Nordea Markets, a part of Nordea Bank Norge ASA (“Nordea Markets”), (together the “Financial Advisors”), that would permit the possession or distribution of any documents relating to the Offer, or any amendment or supplement thereto, including but not limited to this Offer Document, in any country or jurisdiction where specific action for that purpose is required. Accordingly, this Offer Document may not be used for the purpose of an offer of, or solicitation for, any securities in any jurisdiction or circumstances in which such offer or solicitation would be unlawful or unauthorised.

In the United States, the Offer is being extended solely through Beech Hill Securities Inc, a broker-dealer registered under the US Securities Exchange Act of 1934, to which Arctic Securities has a contractual relationship.

Additional notices: This Offer Document has been published in English only, but contains a Norwegian summary set out in section 17 “Norsk sammendrag (Norwegian summary)”. Please note that the Norwegian summary is a translation of information found elsewhere in the Offer Document. In the event of any discrepancies between the contents of the Norwegian text and the English text, the English text will prevail.

The Offeror has furnished the information in this Offer Document. The Offeror’s Financial Advisors make no representation or warranty, expressed or implied, as to the accuracy or completeness of such information, and nothing contained in this Offer Document is, nor shall be relied upon as, a promise or representation by the Financial Advisors.

All inquiries relating to this Offer Document shall be directed to the Offeror, Arctic Securities or (outside the United States only) Nordea Markets. No other person has been authorised to give any information about, or make any representation on behalf of, the Offeror in connection with the Offer, and, if given or made, such other information or representation must not be relied upon as having been authorised by the Offeror or the Financial Advisors.

The Financial Advisors are acting for the Offeror and no one else in connection with the Offer and will not be responsible to anyone other than the Offeror for providing advice in relation to the Offer and/or any other matter referred to in this Offer Document. In the ordinary course of business, the Financial Advisors and certain of their affiliates have engaged, and may continue to engage, in investment and banking transactions with the Offeror, Cermaq and their respective subsidiaries.

The information contained herein is as of the date hereof and subject to change, completion or amendment without notice. There may have been changes affecting the Offeror or its subsidiaries subsequent to the date of this Offer Document. Any new material information and any material error or inaccuracy which is capable of affecting the assessment of the Shares arising after the date of this Offer Document and before the expiry of the Offer Period (as defined below), will be published and announced as a supplement to this Offer Document in accordance with Section 7-15 of the Norwegian Securities Trading Act. Neither the publication nor the distribution of this Offer Document or the completion of the Offer shall under any circumstances create any implication that there has been no change in the Offeror’s or its subsidiaries’ affairs since the date hereof or that the information set forth in this Offer Document is correct as of any time since its date.

Unless otherwise indicated, the source of information included in this Offer Document is the Offeror. The information in this Offer Document pertaining to Cermaq has been extracted from publicly available information, including annual reports, interim reports, investor information and stock exchange notices published by Cermaq.

The contents of this Offer Document are not to be construed as legal, business or tax advice. Each reader of this Offer Document should consult its own legal, business or tax advisor as to legal, business or tax advice. If you are in any doubt about the contents of this Offer Document, you should consult your stockbroker, bank manager, lawyer, accountant or other professional advisor.

Unless otherwise indicated, or the context otherwise requires, all references in this Offer Document to the “Company” or the “Offeror” are to Marine Harvest ASA, and all references to “Marine Harvest” or the “Group” are to Marine Harvest ASA and its consolidated subsidiaries, including Morpol ASA (“Morpol”) of which the Company acquired a controlling interest in March 2013, but which will not be consolidated until the third or fourth quarter of 2013 cf. section 7.8.1, “Presentation of Marine Harvest—Material agreements—Acquisition of Morpol”, below.

CONTENTS

1	RISK FACTORS	6

2	RESPONSIBILITY FOR THE OFFER DOCUMENT	27

3	RESTRICTIONS AND CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS	28

4	THE VOLUNTARY OFFER	32

5	PRESENTATION OF CERMAQ	47

6	MARKET DESCRIPTION	60

7	PRESENTATION OF MARINE HARVEST	72

8	MARINE HARVEST SELECTED CONSOLIDATED FINANCIAL INFORMATION	89

9	OPERATING AND FINANCIAL REVIEW	96

10	UNAUDITED PRO FORMA FINANCIAL INFORMATION	105

11	CAPITAL RESOURCES	126

12	BOARD OF DIRECTORS, MANAGEMENT AND EMPLOYEES	131

13	SHARE CAPITAL AND SHAREHOLDER MATTERS	141

14	SECURITIES TRADING IN NORWAY	145

15	TAXATION	149

16	GENERAL INFORMATION	157

17	NORSK SAMMENDRAG (NORWEGIAN SUMMARY)	160

18	DEFINITIONS AND GLOSSARY OF TERMS	173

APPENDICES:

Appendix 1:	Acceptance Form	A 1

Appendix 2:	Norwegian Acceptance Form (NW: Akseptformular)	A 2

Appendix 3:	Independent Assurance Report by Ernst & Young AS on the proforma financial information	A 3

1	RISK FACTORS

This section 1 “Risk factors” contains an overview of the risk factors that are known to the Company and considered material by it. It should, however, be noted that the description of the risks related to Cermaq’s business in section 1.3.7 “—Risks related to the Offer and the combination of Marine Harvest and Cermaq—Risks related to Cermaq’s business" has been extracted from Cermaq’s annual report for 2012 (“Cermaq’s Annual Report”) and the Company and the board of directors of the Company (the “Board”) disclaim any responsibility for the accuracy and completeness of this information

Prospective investors should carefully consider all the information set out in this Offer Document and particularly the risk factors set forth below before making an investment decision and should consult their own expert advisors as to the suitability of an investment in the Shares.

An investment in the Shares is suitable only for investors who understand the risk factors associated with this type of investment and who can afford a loss of all or part of their investment.

The risks described below may have a material adverse effect on the business, financial condition, results of operations or cash flow of Marine Harvest and may therefore have a negative effect on the trading price of the Shares. The order in which the risks are presented below is not intended to provide an indication of the likelihood of their occurrence nor of their severity or significance.

1.1	Risks related to Marine Harvest’s business

1.1.1	Market risks

1.1.1.1	Salmon prices

Marine Harvest’s financial position and future development depend to a considerable extent on the price of farmed salmon, which has historically been subject to substantial fluctuations. Farmed salmon is a commodity, and the Company therefore assumes that the market price will continue to follow a cyclical pattern based on the balance between total supply and demand.

The demand for farmed salmon is affected by a number of different factors, such as changes in customer preferences, changes in prices and volumes of substitute products and general economic conditions. There can be no assurance that the demand for farmed salmon will not decrease in the future. Marine Harvest may have limited flexibility to adjust its product mix in order to accommodate changing circumstances. Export to Europe accounts for the main portion of the Group’s total sales. Many of the European countries to which Marine Harvest exports its products have experienced an economic downturn the recent years and such economic downturn may continue in the foreseeable future which in turn may adversely affect the demand for farmed salmon.

The total supply of farmed salmon fluctuates strongly due to variations in factors such as smolt release, biology and seawater temperatures. As a result of the long production cycle and a limited time window available for harvesting, Marine Harvest and other industry players have limited flexibility to manage their supplies from month to month. Farmed salmon is furthermore generally sold as a fresh commodity with limited time available between harvesting and consumption. Short-term overproduction may therefore result in very low spot prices obtained in the market. The entrants of new producing nations or the issuance of new production licenses could result in a general overproduction in the industry. The market has in recent years experienced a strong growth with an increase in global supply of 22 per cent from 2011 to 2012.

Short-term or long-term decreases in the price of farmed salmon may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.1.2	Feed costs, supply and sustainability

Feed costs account for a significant portion, i.e. approximately 50 per cent of Marine Harvest’s total production costs, and an increase in feed prices could have a major impact on the Group’s profitability. The feed industry is characterised by large, global suppliers operating under cost plus contracts, and feed prices are accordingly directly linked to the global markets for fishmeal, vegetable meal, animal proteins and fish/vegetable/animal oils which are the main ingredients in fish feed. Increases in the prices of these raw materials will accordingly result in an increase in feed prices. Marine Harvest may not be able to pass on increased feed costs to its customers. Due to the long production cycle for farmed salmon, there may be a significant time lag between changes in feed prices and corresponding changes in the prices of farmed salmon and finished products to customers.

As the main feed suppliers normally enter into fixed contracts and adapt their production volumes to prevailing supply commitments, there is limited excess of fish feed available in the market. If one or more of Marine Harvest’s feed contracts were to be terminated on short notice prior to their respective expiration dates, the Group may not be able to find alternative suppliers in the market. Shortage in feed supply may lead to starving fish, accelerated harvesting, loss of biomass and reduced income. See section 7.7.2 “Presentation of Marine Harvest—Dependability upon licences, contracts and patents—Feed contracts” for a further details on the Group’s feed contacts.

Natural limitations in the marine resource base could furthermore lead to global shortages of fishmeal and fish oil. Sustainability with regards to the extensive use of fishmeal and fish oil combined with a growing fish farming industry is a challenge for the industry. Natural phenomenon, such as the recurring event El Niño in the Pacific Ocean, could result in a temporary reduction in global access to raw materials for feed production. El Niño causes an increase in seawater temperatures in the South East Pacific, particularly along the coasts of Chile and Peru. As the warm ocean alters the locations and types of fish stocks, fish catches of species suitable for fish feed such as anchovies may decrease significantly.

Marine Harvest also assumes operational risks linked to the quality and utilisation of feed. An increase in the feed price, shortage of feed or reduced quality or utilisation of the feed may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.1.3	Food safety and perceived health concerns

Food safety issues and perceived health concerns may have a negative impact on the reputation of and demand for farmed salmon. As Marine Harvest’s end products are for human consumption, it is of critical importance that the products are perceived as safe and healthy in all relevant markets. The food industry in general experiences increased customer awareness with respect to food safety and product quality, information and traceability. A failure by the Company to meet new and exacting customer requirements may reduce the demand for its products.

Non-governmental organisations, such as environmental organisations and animal rights groups, campaigning groups, research communities or others may direct negative publicity towards the salmon farming industry. Negative media attention could raise consumer scares in relation to farmed salmon, which may result in declined demand. Various perceived health concerns, amongst others in relation to the level of organic contaminants, cancer-causing PCB (polychlorinated biphenyls) and dioxins in farmed salmon, have attracted negative attention in the media in the past. New perceived health concerns or food safety issues relating to farmed salmon may arise in the future and affect Marine Harvest’s ability to market and distribute its products.

Perceived health concerns and increased quality demands from customers in the future may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.1.4	Competition

The market for farmed salmon is global and highly competitive. There can be no assurance that Marine Harvest will be able to respond to existing and new sources of competition. Overcapacity, consolidation, increased competition and price pressure in the market may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.2	Operational risks

1.1.2.1	Biological risks and diseases

Marine Harvest’s operations are subject to several biological risks which could have a negative impact on future profitability and cash flows. Biological risks include for instance diseases, viruses, bacteria, parasites, algae blooms, jelly fish and other contaminants. These elements as well as fluctuating seawater temperatures and oxygen depletion may have adverse effects on fish survival, health, growth and welfare and result in reduced harvest weight and volume, downgrading of products and claims from customers.

Salmon farming operations involves a considerable risk with regard to diseases. An outbreak of a significant or severe disease represents a cost for Marine Harvest through e.g. direct loss of fish, lost growth on biomass, accelerated harvesting, loss of quality of harvested fish and may also be followed by a subsequent period of reduced production capacity and loss of income. Diseases are also a threat to the environment and the welfare of the fish. Some diseases are subject to governmental control measures and are monitored closely by international and national governmental bodies. The most severe diseases may require culling and disposal of the entire stock, disinfection of the farm and a long subsequent fallow period as preventative measures to stop the disease from spreading. Market access could be impeded by strict border controls, not only for salmon from the infected farm, but also for products originating from a wider geographical area surrounding the site of an outbreak. Continued disease problems may also attract negative media attention and public concerns.

Even though vaccines and cures have been developed for many of the diseases, the effectiveness of the preventions and treatments varies between diseases and geographical locations of the farms. New diseases could arise and excessive use of antibiotics by the industry could result in bacterial species developing antibiotic resistance and reviving diseases which today are subject to effective control.

Salmon farming has historically experienced several episodes with extensive disease problems. There can be no assurance that Marine Harvest will not experience extensive disease problems in the future. Epidemic outbreaks of diseases, including but not limited to the ones described below, may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

ISA (Infectious Salmon Anaemia)

ISA (Infectious Salmon Anaemia) is an infectious viral disease causing severe anaemia for the infected fish. The disease has been reported in Norway, Scotland, Ireland, the Faroe Islands, Canada, USA and Chile. ISA is subject to strict governmental control measures and will normally prompt compulsory culling of the entire stock and a subsequent fallow period. Suspected farms and farms in the vicinity of an outbreak will be placed under surveillance and subject to strict movement controls. The risk of an outbreak increases strongly with proximity to the source of infection, poor quality smolt and insufficient fallow periods. There is no medical treatment for ISA. Vaccines have been developed the recent years, but their effectiveness varies when exposed to severe infection pressure. The infected fish represent no health risk for humans and may in most jurisdictions be sold in the open market if it is without clinical signs of disease and above marketable size, which is approximately 1.2 kg. Fish below this size will normally be destroyed.

ISA has a large potential downside for Marine Harvest and the salmon farming industry in general. The serious epidemic hitting Chile in 2007 to 2009 lead to the closure of many farms, and the Group reported ISA related write-downs of more than NOK 2,500 million during the period. The disease led to substantial losses in Norway around 1990, and the epidemic on the Faroe Islands in 2000 to 2005 laid the whole industry on the islands fallow for several years. The number of global outbreaks was low in 2012. A concern of the Company today is whether the recently reported outbreaks in Chile will escalate into an epidemic.

PD (Pancreas Disease)

PD (Pancreas Disease) is an infectious viral disease caused by a salmonid alphavirus (SAV) and is frequently diagnosed in Norway, and more recently to a lesser extent in Scotland and Ireland. The disease attacks the pancreatic tissue, heart and skeletal muscles of the fish and results in lack of appetite, lethargy, reduced health and increased mortality. Chronic outbreaks could last several months and accumulated mortality could be high, normally in the range from 0 per cent to 20 per cent. More important is however the chronic damage that can occur to the survivors in terms of reduced growth capacity and scars in skeletal muscle. The scars can appear as patches of decolourisation or melanisation (black pigmentation) and cause downgrading and make the product unsuitable for smokehouses. There is no medical treatment to PD. Approved vaccines exist, but the effectiveness is variable when infection pressure is high. PD is subject to governmental control measures.

Norway experienced a significant increase in PD outbreaks in 2012, such increase mainly resulting from the SAV2 virus, which is one of six known genetic variants of the SAV virus and generally regarded as less pathogenic. None of these outbreaks affected Marine Harvest. The increased number of diagnoses is a concern for the further spread of the disease in Norway.

HSMI (Heart and skeletal muscle inflammation)

HSMI (Heart and skeletal muscle inflammation) is another infectious disease which in recent years has become very widespread in Norway and Scotland. The disease affects the fish’s heart and skeletal musculature, normally in the first half of the seawater phase, with increased mortality, reduced health and periods of reduced growth being the most important loss factors. Mortality normally varies from 0 per cent to 20 per cent. As HSMI often occurs or intensifies following grading, movement and other management events which may stress the fish, the disease leads to challenges in relation to sea lice treatments and other events necessitating the fish to be moved. HSMI is assumed to be a viral disease, but the exact cause of the disease is not yet fully understood. Vaccines are under development, but are currently not in use in the industry.

CMS (Cardiomyopathy syndrome)

CMS (Cardiomyopathy syndrome), also known as heart rupture, is a disease primarily affecting the heart with secondary circulation failure and liver damage. The disease has been observed in Scotland, Canada and the Faroe Island, and has been increasingly diagnosed in Norway the recent years. CMS affects farmed salmon in the seawater phase and in connection with transport to the slaughter houses. Occasionally mortality may reach 30 per cent, but it is usually much lower. Because the disease normally attaches the fish at the end of the production cycle when the fish is ready for harvest, the economic losses can be more substantial even though the cumulative mortality is not high. There is no medical treatment or vaccine available for the disease.

IPN (Infectious pancreatic necrosis)

IPN (Infectious pancreatic necrosis) is an infectious viral disease caused by a Birnavirus found throughout the world in a number of wild fish species both in freshwater and in seawater. IPN is very prevalent in Norway, but is also found in Scotland and Chile. The disease is highly contagious, attacks the pancreas and causes swelling, lack of appetite, abnormal swimming and darkening of the skin of the fish. Juveniles and seawater phase smolt are more vulnerable to the disease and mortality could reach 40 per cent in these phases. Outbreaks may necessitate a greater degree of handling (grading) resulting in extra stress which may lead to increased mortality in already weakened fish. Surviving fish may develop a lifelong persistent infection. IPN is a significant cause of loss in Norway. There is no treatment for the disease. Commercial vaccines are available, but the effectiveness of the vaccine is variable under high infection pressure.

IHN (Infectious haematopoietic necrosis)

IHN (Infectious haematopoietic necrosis) is an infectious viral disease virus found naturally in wild Pacific salmon. Atlantic salmon is however very sensitive to the virus and could be exposed to wild fish infection in the sea. Epidemic outbreaks of IHN have been reported mainly on the Pacific Coast of Canada and USA, but the virus is also found in continental Europe and Japan. The disease has several similarities with ISA, but is far more contagious. The disease can lead to mortality up to 80 per cent, and mortality is particularly high for young fish. IHN represents no health risk for humans and surviving fish from an infected site are freely sold on the open market. An effective vaccine is available and used by Marine Harvest.

SRS (Salmonid rickettsial septicaemia)

SRS (Salmonid rickettsial septicaemia) is caused by Piscirickettsia salmonis, a parasitic intracellular bacterium that causes a fatal septicaemic condition of salmonids. SRS occurs mainly in Chile, but has also been found in Norway, Scotland and Canada. The disease typically leads to mortality between 10 per cent and 30 per cent, but mortality in Chile has reached up to 90 per cent. Other symptoms are loss of appetite and lethargy. The disease is mainly controlled by vaccination and antibiotics and thus far the industry has been able to manage the disease. However, the dependence on antibiotics and risk of SRS becoming resistant towards commonly used drugs represent a risk of significant losses.

GD (Gill disease)

GD (Gill disease) is a general term used to describe gill pathology occurring in seawater. The changes may be caused by different infectious agents such as amoeba, viruses or bacteria, as well as environmental factors including algae or jelly-fish blooms. Little is known about the cause of many of the gill conditions and to what extent infectious or environmental factors are primary or secondary causes of disease. Gill damage can lead to respiratory distress and significant mortality may occur. Currently there is no general cure applicable to all types of GD.

In Scotland and Ireland, Marine Harvest experienced a dramatic increase in the prevalence of Amoebic Gill Disease (AGD) caused by a ubiquitous microscopic parasite (amoeba) in 2012. AGD was the main cause of mortality in 2012 both in terms of biomass and fish numbers and represent a challenge for the Group’s future operations in these countries. Treatments for AGD, when used systematically and in a coordinated manner, limits the impact of the disease.

Kudoa thyrsites

Kudoa thyrsites is a parasite that is naturally present in wild fish throughout the world. It is particularly prevalent on the Pacific Coast of Canada and USA. Kudoa thyrsites infects the salmon’s muscle cells without causing any illness in live fish. Upon the harvesting of the host, the Kudoa thyrsites parasite proliferates and activates the breakdown of the fish’s flesh, turning it soft and doughy 3-10 days after the harvest. Kudoa thyrsites represents no health risk for the consumer, but the soft-flesh condition presents a significant challenge to the fish farming industry by compromising product quality and lending to a negative consumer stigma of farmed fish products. The effects of infection are not seen until after the fish has been delivered to the customer and the economic impact of Kudoa thyrsites can therefore be substantial. There are no available treatments for infections.

Other diseases

There are other diseases that have had and may continue to have economic influence on fish farming, such as VHS (Viral haemorrhagic septicaemia), BKD (Bacterial kidney disease), furunculosis, vibrio, Saprolegnia parasitica and others. Today there exist vaccine protections or cures for many of these diseases, but the efficiency can still vary.

Sea lice

Sea lice, of which there are many species, are a natural occurring type of crustacean parasite that attaches itself to the mucus and skin of several fish types, including salmon. Sea lice are a challenge in most of the countries where Marine Harvest operates. High density of sea lice can result in lesions and affect the fish’s health, welfare, growth and immunity to diseases. Sea lice are in most of the countries where Marine Harvest operates closely monitored by national governments. The governments set limits for the number of sea lice per fish, and treatment of the fish is mandatory if infestation exceeds such limits. The parasite is treated with medical delicing agents, hydrogen peroxide baths in well boats or enclosed cages, and biologically by using cleaner fish, which are different wrasse species that are caught wild or reared commercially and released in the salmon cages where they eat the parasites directly from the fish’s skin. Treatment of sea lice is costly and the increased resistance against several types of medicaments used in sea lice control is a growing concern in the industry. There are also great concerns over the interaction between wild and farmed salmon and the transmission of sea lice from one to another. As a response to these concerns, governments may require some of Marine Harvest’s sites to lie fallow for a certain period of time in order to control the raising and spreading of sea lice.

Algae and jelly fish

Algae and jelly fish are natural organisms with global prevalence in water environments. Most species of algae and jelly fish are harmless and serve as energy producers at the base of the food chain. Occasionally and when conditions are optimal, algae or jelly fish populations grow rapidly into a bloom and accumulate near the surface of the water. Algae can reduce the available oxygen in the water leading to reduced growth of the fish and in some cases to death from suffocation. Some algae species physically clog the gills, leading to damage on the fish, and a few species produce potent toxins such as neurotoxin. Harmful algae represent a particular risk in fish farming because the fish in the cages cannot swim away as they would normally do in the wild. Jelly fish may accumulate on the net pens affecting water flow and oxygen level. Some types of jelly fish can damage skin or gills and cause mortality. Blooms of algae and jelly fish are largely dependent on local marine, weather and temperature conditions. Algae and jelly fish have from time to time led to losses at individual sites, and represent a general threat to any open net cage facility. No uniform response is suitable for all types of algae and jelly fish and fish losses due to harmful algae and jelly fish blooms are difficult to predict and prevent.

Production-related disorders

The biological limits for how fast fish can grow have been challenged as the aquaculture industry has intensified its production. Intensive farming methods may cause production-related disorders in particular relating to physical deformities and cataracts. These may lead to financial losses in the form of reduced growth and health, reduced quality on harvesting, and damage to the industry or Marine Harvest’s reputation. Research has shown that deformities can be caused by excessively high temperatures during the fish’s early life, too little phosphorous or imbalanced mineral content in the diet, light manipulation to speed up the rate of growth, acidic water, too much carbon dioxide in the water during the freshwater phase and too rapid growth in the freshwater phase.

1.1.2.2	Fish escape

Human error in connection with reception, grading, sampling and handling of salmon, damage to cages and net failure, as well as natural phenomena such as extreme weather conditions may allow fish to escape. Coastal waterways represent a risk of boats accidentally harming farm constructions and thus make escapes unavoidable. Marine Harvest is also exposed to risks relating to predation. Incidents of significant fish escapes could result in substantial loss of biomass as well as repair costs, spreading of diseases to and genetic interaction with wild salmon, negative publicity and penalties or other sanctions from governmental authorities which again could affect the licenses held by the Group. Frequent fish escapes could affect Marine Harvest and the industry’s reputation and possibility for further growth. Fish escapes may accordingly have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.2.3	Weather condition and climate risk

The rate at which farmed salmon grows depends, among other things, on weather conditions. Unexpected warm or cold temperatures and altered oxygen levels in the sea resulting from annual variations can have a short-term, but significant negative impact on growth rates and feed consumption. Extreme weather conditions along the coastlines, such as storms or floods, could lead to incidents of fish escape, loss of biomass, lost feeding days and repair costs relating to damage on facilities. The frequency of extreme weather conditions has increased over the last years. Over time, rising ocean temperatures and ocean acidification resulting from climate changes may have a detrimental effect on the aquaculture industry and necessitate relocation of operations. Annual variations in and extreme weather conditions may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.2.4	Contamination

Farmed salmon may be exposed to contamination by undesirable substances through raw materials and ingredients in the feed, polluted waters, poor processing hygiene and cross contamination during handling. Contamination could occur accidentally or on rare occasions deliberately through malicious product tampering and may affect food safety, fish health and the environment and reduce the public’s confidence in eating salmon. Potential contaminants include organic contaminants such as dioxins and PCB (polychlorinated biphenyls), mycotoxins, pesticides, anti-oxidants (such as ethoxyquin, BHA and BHT), brominated flame retardants, inorganic contaminants such as lead, mercury, arsenic and cadmium and bacterial contamination. Listeria monocytogenes is a potential food-borne bacterium that can grow at low temperatures and potentially cause disease if present in food products that are eaten without prior heat treatment such as cold smoked products, sushi and sashimi. In 2012 the Company detected Listeria in cold smoked salmon processed at its factory in Chile which resulted in a voluntary product recall followed by an inventory write-down of NOK 26 million. Future accidents of product contamination could result in recall of Marine Harvest’s products, product liability, negative publicity and governmental sanctions and may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.2.5	Industry regulations

Marine Harvest’s activities are subject to extensive international and national regulations, in particular relating to environmental protection, food safety, hygiene and animal welfare. Salmon farming is furthermore strictly regulated by licences granted by the authorities in the countries where Marine Harvest operates. In general, changes in laws, regulations and licences may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group. Marine Harvest cannot predict the extent to which its future operations and earnings may be affected by mandatory compliance with new or amended legislation or licences.

Although salmon farming operations primarily is based on perpetual licenses, the authorities may amend or revoke licenses without demonstrating any non-compliance by Marine Harvest of any legislation, license or other permit. Licenses can for instance be revoked or amended if it is necessary due to environmental considerations, if there are changes in any material assumptions underlying the licence or if the licence is not used, or only used to a limited extent.

The authorities may introduce further regulations for the operations of aquaculture facilities, such as, enhanced standards of production facilities, capacity requirements, feed quotas, fish density, site allocation conditions or other parameters for production. Furthermore, authorities may impose stricter environmental requirements upon fish farming, e.g. restrictions or a ban on discharges of waste substances from the production facilities, stricter requirements to prevent fish escapes and new requirements regarding animal welfare. Investments necessary to meet new regulatory requirements could be significant and may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

Increased quality demands from authorities in the future relating to the food safety may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group. Legislation and guidelines with tougher requirements are expected and may imply higher costs for the food industry. In particular the ability to trace products through all stages of development, certification and documentation are becoming major components in food safety requirements. Further limitations on additives and use of medical products in the farmed salmon industry may be imposed.

Marine Harvest may in the future consider possibilities for growth through further acquisitions of businesses or licences. In many jurisdictions there are consents or other regulatory requirements to be met when there is a change in ownership in a company holding licenses. Acquisitions run the risk of being denied the necessary consents from governmental bodies. See further section 1.3.5 “—Risks related to the Offer and the combination of Marine Harvest and Cermaq—Approval by the Norwegian Ministry of Fisheries and Coastal Affairs” below regarding ownership restrictions in Norway.

1.1.2.6	Negative impact on the environment

Salmon farming may have a negative impact on the environment by way of discharge of nutrients and medicaments in the marine environment through overfeeding and faeces from fish, infection of wild species or shedding of sea lice by the caged fish (see further section 1.1.2.1 “—Biological risks and diseases—Sea lice” above), incidents of fish escapes (see further section 1.1.2.2 “—Fish escape” above), use of unsustainable sourced feed (see further section 1.1.1.2 “—Market risks—Feed costs, supply and sustainability” above) and CO2 emissions related to feed production and distribution of end products. From time to time it is also necessary for Marine Harvest to kill predators in order to protect fish welfare, employees and infrastructure and to avoid escapes.

Some of Marine Harvest’s sites are located close to protected areas or highly sensitive areas as regards biodiversity. The effect of salmon farming on the environment and biodiversity is intensively discussed among scientific groups. New know-how on the environmental impact of salmon farming may force closure of sites located in vulnerable areas and costly measures to be implemented. Specific additives in feed and medicaments could become prohibited if found to be negatively impacting the environment. If Marine Harvest is held liable for breaches of environmental laws and regulations it may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.2.7	Insurance coverage

Marine Harvest has limited insurance coverage against adverse biological events. For certain biological events and fish diseases it is currently not possible to obtain insurance coverage at all or at premiums that the Company considers to be commercially viable. The fish farming insurance industry is moreover characterised by a limited number of providers. Even for insurable biological events, the coverage often involves a significant deductible in the form of an insurance excess or requirements regarding mortality per net cage or site. Coverage may furthermore be dependent on the insurance value of the fish, which may be at positive or negative variance with the book value. There will always be a risk that certain biological events or natural phenomenon may occur for which no or only partial indemnity is payable. The occurrence of biological events or other catastrophes for which Marine Harvest is not insured may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.2.8	Smolt quality and supply

Marine Harvest’s operations depend on the quality and availability of salmon smolt. The quality of smolts impacts the volume and quality of harvested fish. Poor quality or small smolts may cause slow growth, reduced health, increased mortality, deformities, or inferior end products. Although Marine Harvest produces its own smolt, it may be necessary to purchase smolt from third parties in the open market. A shortage of available smolt in the market may increase Marine Harvest’s operating costs, reduce production and impede the Group’s ability to utilise its licenses in full. The failure by Marine Harvest to produce or secure supply of high quality smolts may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.2.9	Retention of key personnel

Marine Harvest’s operations are to a significant extent dependent on a relatively small group of management and key operating personnel, the loss of whom may have a negative effect on the Group. In addition, many regions where Marine Harvest operates are remote areas and the location of its production facilities may negatively affect its ability to attract the necessary employee resources. The loss of key personnel or the inability to attract a sufficient number of qualified employees may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.2.10	Restrictions on international trade

Future restrictions on international trade may have a negative effect on Marine Harvest. Farmed salmon is a commodity which is produced in a limited number of countries and sold globally. Many of the Group’s production locations are located outside its principle markets, and as Marine Harvest has a leading position in the main salmon farming countries it is exposed to the level of trade restrictions. Historically, trade restrictions have inhibited the optimal distribution of farmed salmon to the markets and impacted the price yield for the farmed salmon producers in the countries affected by such restrictions. Trade restrictions could include import prohibition, minimum import prices and high import duties and may cause suboptimal trading patterns and reduce the competitiveness of Marine Harvest’s products compared to other available products. Future trade restrictions may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.2.11	Legal proceedings or investigations

Marine Harvest may from time to time be involved in disputes. Marine Harvest could be involved in criminal or civil proceedings related to, among others, product liability, environment, food safety, anti-competitive or other integrity legislation or other forms of commercial disputes which may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group. See section 9.6 “Operating and financial review—Legal and arbitration proceedings” for a description of disputes currently involving Marine Harvest.

1.1.2.12	Pollution of open sea

Fish farming is operated in open net cage systems located in marine environment and is hence exposed to pollution of open seas. Coastal waterways are subject to traffic by large cargo carriers. In areas attractive to the petroleum industry, sea transportation of oil is frequent. This represents a defined environmental hazard in form of a potential oil spill. Oil or petroleum products floating into a farm will severely affect the fish’s ability for normal oxygen uptake and shed an unpleasant taste on surviving fish, which practically makes the fish inedible. Marine Harvest’s concentrated location of farms in certain regions increases the vulnerability in case of oil spills. Oil spills and other pollution from accidents will accordingly affect farming locations negatively and may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.2.13	Risk of sabotage

Environmental organisations, both in Europe and North America, have aims to eradicate salmon farming. The degree of fundamentalism varies from group to group, and the majority limit themselves to spreading disinformation and untruths about fish farming in general. However, a certain risk of sabotage (i.e. damage to production facilities with the intention of hurting Marine Harvest financially and/or exposing it to negative media coverage) cannot be ruled out and may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.3	Financial risks

1.1.3.1	Funding and working capital requirements

Salmon farming is a capital intensive industry. As the production cycle from eggs to finished products takes approximately 36 months, substantial working capital is required both in a steady state and in particular when increasing production. Marine Harvest’s future development and growth may be dependent on access to external capital in the form of debt and/or equity capital. A lack of access to such capital or material changes in the terms and conditions relating to the Group’s external financing, could limit Marine Harvest’s future growth and strategy and may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.3.2	Credit risks

Marine Harvest is exposed to the risk of losses, if one or more contractual partners do not meet their obligations. A significant proportion of the Group’s trade receivables are insured and credit ratings are undertaken of all new customers. However, there is still a risk that payment failures by Marine Harvest’s customers may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.3.3	Currency risks

Marine Harvest is engaged in substantial international activities and is exposed to changes in currency exchange rates as a natural part of its business operations. The Company’s reporting currency is NOK, its main financing currencies are EUR, USD, NOK and GBP, and its revenues are primarily in EUR, USD, GBP, YEN and NOK. The main exposure is accordingly to EUR, USD, GBP and YEN. Although Marine Harvest applies an extensive currency hedging policy which is aimed at reducing the cash flow implications from movements in currency exchange rates, fluctuations in the currency exchange rates may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.1.3.4	Interest rate risks

With exception of the EUR 225 million and EUR 350 million convertible bonds, Marine Harvest is generally financed using floating interest rates for debts to financing institutions and leasing debts. To minimise the risk related to fluctuations in floating interest rates, Marine Harvest shall at all times hedge 100 per cent of the Group’s non-current interest-bearing debt in its main financing currencies (EUR, USD and GBP). At initiation of this policy the interest rate hedges had duration of 5 years. Early 2012, the Board amended the policy to allow for hedging 50 per cent of the exposure for year 6 through 10.

1.1.3.5	Liquidity risks

Liquidity risk is the risk that Marine Harvest will have trouble meeting those financial obligations which must be settled in cash or with other financial assets. The single largest factor influencing liquidity risks is fluctuation in salmon prices. Other key liquidity risks are fluctuations in production and harvest volumes, biological issues and changes in the price of feed.

1.2	Risks related to the acquisition of Morpol

1.2.1	Approval by competition authorities of the acquisition of Morpol

The acquisition of Morpol requires approval by the European Commission and the competition authority in the Ukraine. In anticipation of the processing of the application to the European Commission, the Company has taken over the shares of Morpol pursuant to on the exemption from the suspension obligation laid down in Article 7 no 2 of Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings (the “EC Merger Regulation”). The Company is not entitled to exercise voting rights attached to the shares in Morpol or start integration of Morpol before approval by the European Commission is granted. The European Commission may require that the Company implements measures, including divestment of businesses before approval is granted. The Company has taken on all risks in this respect. If measures or conditions are required, there may be a risk that the Company’s acquisition of Morpol being implemented in a manner different from the one contemplated which may have an effect on the business, financial condition, results of operations or cash flow of the Group.

1.2.2	Compulsory acquisition or de-listing failure

The Company currently owns 87.1 per cent of the shares in Morpol and neither the Company nor the shareholders of Morpol may require compulsory acquisition. The Company intends to apply for a de-listing of Morpol from Oslo Børs, but Oslo Børs may reject such application making the integration of Marine Harvest and Morpol more challenging.

1.2.3	Integration of Marine Harvest and Morpol

Marine Harvest may face risks and challenges in connection with the integration of Morpol into its existing business. The acquisition of Morpol may not improve, and may even adversely affect, the results of operations of the Group, and the integration of Morpol into Marine Harvest’s existing business may expose the Group to additional risks and losses unknown as of the date of this Offer Document. Achieving the anticipated benefits of the acquisition of Morpol depend in part of Marine Harvest’s ability to integrate Morpol’s businesses in an effective and efficient manner. The process of integrating the operations of the organisations is expected to take time and there can be no assurances that Marine Harvest will be able to accomplish the integration smoothly or successfully. Marine Harvest’s failure to do so may result in a significant diversion of management’s time from on-going business matters, and may have a material adverse effect on the business, results of operation and financial condition of the combined company.

1.3	Risks related to the Offer and the combination of Marine Harvest and Cermaq

1.3.1	Completion risks

The Offer is subject to several conditions that need to be satisfied or waived by the Company before completion of the Offer. These conditions relate to (i) the Company becoming the owner of more than 1/3 of the Cermaq Shares; (ii) a successful due diligence of Cermaq; (iii) expiration or early termination of the waiting periods and no temporary or permanent order prohibiting closing under the applicable antitrust laws in U.S. and Canada; (iv) no intervention prohibiting the consummation of the Offer; (v) no changes to the share capital of Cermaq being made; (vi) Cermaq operating its business in the ordinary course of business; and (vii) no material adverse change having occurred. There can be no assurance that the above conditions will be satisfied or waived by the Company. Should any of the above conditions not be satisfied or waived, the Company will not be required to complete the Offer.

1.3.2	Shareholding of the Norwegian Ministry of Trade and Industry

As at the date of this Offer Document, the Norwegian Ministry of Trade and Industry (“NMTI”) owns 43.54 per cent of the Cermaq Shares. A failure by the Company to purchase the Cermaq Shares held by NMTI in the foreseeable future will result in a shareholder structure of Cermaq where two major shareholders have the ability to exercise negative control at general meetings. The interests of the two major shareholders may not always coincide and disagreements between the shareholders on important matters could prevent Cermaq from resolving a clear future strategy, result in inability to act and adversely impede the management of Cermaq. Furthermore the Company may be prevented from integrating Cermaq into its existing business which may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.3.3	Compulsory acquisition or de-listing failure

If the Company acquires more than 90 per cent of the Cermaq Shares it intends to require a compulsory acquisition of the remaining Cermaq Shares and apply for a de-listing of Cermaq from Oslo Børs. If NMTI elects not to sell its Cermaq Shares to the Company or if the Company otherwise does not acquire more than 90 per cent of the Cermaq Shares, neither the Company nor the Cermaq Shareholders may require compulsory acquisition. Furthermore, Oslo Børs may reject the Company’s application for de-listing which may make the integration of Marine Harvest and Cermaq more challenging. The liquidity of the Cermaq Shares can be adversely affected as a result of this Offer, and leave the remaining Cermaq Shareholders with few exit options.

1.3.4	Approval by competition authorities of the Transaction

The completion of the acquisition of Cermaq (the “Transaction”) requires notification to and approval by the European Commission and the competition authorities in the U.S. and Canada. Settlement of the Offer will not take place until the applicable waiting periods under U.S. and Canadian antitrust laws have expired or terminated early and no order is in effect prohibiting closing. The notification obligation to the European Commission depends on whether or not the Company obtains control in Cermaq. If the Cermaq Shares tendered results in the Company obtaining control in Cermaq, the notification obligation will be triggered and the Company will, in anticipation of the processing of the application to the European Commission, settle the Offer and take over the Cermaq Shares relying on the exemption from the suspension obligation laid down in Article 7 no 2 of the EC Merger Regulation. The Company will not be entitled to exercise voting rights attached to the Cermaq Shares or start integration of Cermaq before approval by the European Commission is granted. If the Cermaq Shares tendered does not result in the Company obtaining control in Cermaq, the notification obligation will be triggered at such future point in time when control is obtained. The European Commission and the competition authorities in the U.S. and Canada may require the Company to implement various measures, including divestment of businesses before approval is granted or to avoid contested proceedings. The Company has taken on all risks in this respect. If measures or conditions are required, there is a risk that the Transaction being implemented in a manner different from the one contemplated which may have a material adverse effect on the business, financial condition, results of operations or cash flow of the Group.

1.3.5	Approval by the Norwegian Ministry of Fisheries and Coastal Affairs

Acquisition of a controlling shareholding in Cermaq requires application to and approval by the Norwegian Ministry of Fisheries and Coastal Affairs (the “NMFCA”). The Company currently holds permission to own up to 25 per cent of the total concessionary biomass in Norway. The Offer or acquisition of Cermaq Shares outside the Offer may result in the Company exceeding this 25 per cent threshold. Furthermore, the Norwegian Regulations relating to the regulation of ownership changes in companies etc. licensed to operate seawater rearing units for salmon and trout, established pursuant to the Norwegian Aquaculture Act, states that acquisitions resulting in a party gaining control of more than 25 per cent of the total concessionary biomass are not permissible. The NMFCA has proposed to replace this ownership limitation with a new system, whereby various ownership thresholds are accompanied by research and development (“R&D”) spending requirements, secondary processing requirements and contribution to the education of young talents. The proposed amendment to the regulations has not yet been adopted or implemented. In addition to approval by the Government, the proposed amendment to the regulations requires amendments to the statutory basis for the regulation in the Norwegian Aquaculture Act and accordingly also a resolution by the Parliament. The Company will settle the Offer and take over the Cermaq Shares, and if the Offer results in the acquisition of a controlling shareholding in Cermaq, the Company will apply for a temporary exemption from the regulations until the proposed increase of the ownership threshold has been adopted and implemented. There can however be no guarantee that such temporary exemption can or will be granted. If the temporary exemption cannot be granted, the NMFCA may withdraw the Company’s existing permits and licenses and impose other punitive sanctions on the Company, and even if a temporary exemption is granted it may be subject to material conditions. There can furthermore be no guarantee that the proposed increase in ownership thresholds is approved by the Parliament and the Government and that the Company obtains permission to increase its ownership under the new regime. The Company assumes all risk in this respect, and a failure to obtain the temporary exemption, non-approval by the Parliament or Government of the proposed amendment to the regulations or a failure by the Company to obtain an increased ownership permission may require the Company to divest parts of the Norwegian licenses acquired in the Transaction and may have a material adverse effect on the Company’s financial condition and results of operations.

1.3.6	Integration of Marine Harvest and Cermaq

Marine Harvest may face risks and challenges in connection with the integration of Cermaq into its existing business. The Transaction may not improve, and may even adversely affect, the results of operations of the Group, and the integration of Cermaq into the Marine Harvest’s existing business may expose Marine Harvest to additional risks and losses unknown as of the date of this Offer Document. Achieving the anticipated benefits of the Transaction depend in part of Marine Harvest’s ability to integrate Cermaq’s businesses in an effective and efficient manner. The process of integrating the operations of the organisations is expected to take time and there can be no assurances that Marine Harvest will be able to accomplish the integration smoothly or successfully. Marine Harvest’s failure to do so may result in a significant diversion of management’s time from on-going business matters, and may have a material adverse effect on the business, results of operation and financial condition of the combined company.

1.3.7	Risks related to Cermaq’s business

There are a number of risks related to the business and operations of Cermaq. Cermaq is organised in two business areas; “Mainstream”, comprising its fish farming operations and “EWOS”, comprising its fish feed operations.

The fish farming business of Cermaq is subject to similar risks as Marine Harvest’s fish farming business. Cermaq’s strong presence in the feed industry exposes Cermaq to additional risk associated with the feed business.

The description of the risks related to Cermaq’s business below has been extracted from Cermaq’s Annual Report and the Company and the Board disclaim any responsibility for the accuracy and completeness of this information.

Risks and risk management related to Cermaq’s business are described as follows on pages 45 and 46 in Cermaq’s Annual Report:

Risk and risk management

The group is exposed to various risks of a financial and operational nature. The board of directors has established a framework for risk management and value creation to ensure that the group has good internal controls and appropriate systems for risk management adapted to the nature of and the risks related to its operations.

The company is engaged in both feed production and farming, which diversifies the risk. The positive effect of this strategy was prominent in 2012, where low salmon prices and significant production challenges resulted in operating losses in Mainstream, but where the more stable profits and cash flows of the feed business led to an operating profit for the group overall.

It is important that the group has the financial strength to carry significant fluctuations in profits as a result of price volatility or substantial production challenges such as major outbreaks of disease. The board considers a high equity ratio and diversification of risk as outlined, to be the primary foundations of the group’s financial risk management. The board has decided that the group’s equity ratio should normally be at least 45 per cent. At the end of 2012 the equity ratio was just above 47 per cent.

Long production cycles in farming make it difficult to adapt production to fluctuations in salmon prices. Mainstream reduces market risk primarily by producing and selling Atlantic salmon in various markets globally and by diversifying production with three species of salmonides in Chile (Atlantic salmon, coho and trout). Mainstream enters into physical or financial contracts to hedge the salmon price when this is assumed profitable and/or risk reducing.

Biological risk is, together with market risk, one of the largest challenges to salmon farming and includes infectious and non-infectious diseases, environmental conditions as well as parasites and predators. Good fish health is essential to reduce the risk exposure and Mainstream has built up a global fish health team focusing on implementing preventive measures across the operating regions in areas such as monitoring of pathogens, implementing policies for use of vaccines, antibiotics, functional feeds and for lice treatment, neighbor area management and so on. The board is being kept up-to-date on a quarterly basis of the general fish health situation in all areas where we operate and for each company in the group, with particular emphasis on Chile. The risk is continually assessed in connection with decisions for stocking of smolts and with future investments.

The group is experiencing an increasing complexity in the supply of raw materials for production of feed, with scarcity of marine raw materials such as fish oil. EWOS has built an in depth knowledge of nutrition and fish health to be able to substitute such raw materials. In addition, EWOS have since 2009 developed a category based raw material sourcing and purchasing team with focus on reducing supply risk. Special attention is given to refine sourcing strategies, evaluate and develop new suppliers and raw materials and on enhanced monitoring of suppliers.

The group has decided that operational risks should be governed and controlled by way of management systems certified according to ISO standards or equivalent standards. The group has defined key areas to be quality (ISO 9001), environment (ISO 14001), food safety (ISO 22000) and health, environment and safety (HES) (OHSAS 18001). The group has made good progress the last year and all production companies, with the exception of EWOS Vietnam which was established in April 2011, are now certified for all four standards. EWOS Vietnam was last year certified on quality (ISO 9001), and have established a progress schedule to put in place the remaining standards.

Every quarter the board reviews a report on development in the risk factors assumed to have the largest financial impact should they occur and on key measures that have been implemented to manage these risks. The effect on reputation is also reviewed for operational risks relating to the environment and corporate responsibility issues.

The board undertakes a quarterly review of the company’s internal reporting on sustainability indicators. The reporting provides information to help identify development trends and address matters that increase operational risk, see paragraph on sustainability below.

Financial risk

As it was the case for 2011, 2012 was also characterised by unstable financial markets that resulted in increased financial risk. The board and the management believe that the best way to meet macroeconomic challenges is to sustain a solid balance sheet and maintain a good funding structure with a diversified maturity profile. Risk management activities focus on regular assessments of exposure and, to the extent possible, on mitigating risks by means of natural and operational hedges. This approach is in line with the group’s finance policy.

A more detailed description of each risk category follows below. For further information about financial risks (currency, interest rate, credit and liquidity), please refer to note 24 in Cermaq’s Annual Report.

Currency risk

Upon translating foreign subsidiaries’ income statements and statements of financial position, the group’s largest exposure is to USD. Assets and revenues recognised in USD are predominantly hedged by loans in the same currency. At the end of 2012, 58.6 per cent (2011: 59.3 per cent) of the group‘s interest bearing debt was in USD. This provided a natural hedge for investments in Chile. 41.4 per cent (2011: 40.6 per cent) of the group‘s interest bearing debt was in NOK. Currency exposure in relation to future operational cash flows is primarily linked to USD and EUR against NOK, and USD against CAD. Currency exposure is significantly reduced by diversification, as companies within the group have individual exposures that offset each other for the group as a whole. Currency exposure is further reduced by cost price adjustment clauses in contracts with feed customers. Remaining net exposure is regularly monitored and is currently considered to be low. For this reason, hedging by means of financial contracts is utilised only to a limited extent.

Interest rate risk

The group is exposed to interest rate risk through its funding activities and only to a limited extent through management of any excess liquidity, as cash is either reinvested in operations or used to pay down existing debt. According to the group’s finance policy, the main objective of interest rate management is to minimize the risk of breach of debt covenants and avoid situations of financial distress that might jeopardize operational and strategic flexibility. Trading in interest derivatives is only practiced to hedge existing exposures. At the end of 2012, the group entered two interest rate swap agreements underlying USD 120 million and thereby swapped 38 per cent of USD denominated long term borrowings to fixed interest rates.

Credit risk

The board believes that the credit risk has been diversified since the group’s customers represent a range of industries and are located in different geographical regions. The counterparty risk in relation to financial institutions is also deemed to be limited. The group limits its volume of liquid assets at all times, rarely trades in derivatives and predominantly uses a small number of solid relationship banks for financing. Low salmon prices during 2012 led to an increase in the credit risk faced by the feed business as a consequence of the more challenging situation for the fish farming industry. In order to manage the increased risk to the group, the management has further improved its proactive strategy to mitigate risk, focusing on careful customer selection and adopting a tighter credit regime. The group seek to establish additional security by obtaining pledge on biomass, purchasing insurance coverage and other measures when possible.

Liquidity risk

Following successful refinancing operations over the last three years and the issue of Cermaq’s first unsecured bond in 2012, the group achieved a diversification in sources of debt capital and a longer maturity profile. Despite a significant increase in net interest bearing debt during 2012, the group can still rely upon substantial available financial headroom (approximately NOK 2.7 billion in cash and unused credit limits as at 31 December 2012). The board and management have elected to retain a high equity ratio to be well positioned for financial and operational challenges.

Other descriptions of Cermaq risks

Risks related to Cermaq’s farming business are further described in Cermaq’s Annual Report on page 28:

Biological risk is one of the major challenges in fish farming, and includes environmental conditions (algae, oxygen), infectious and non-infectious diseases as well as marine predators. Mainstream has built up a fish health team with fish health experts working across the operating regions. Key elements in the preventive fish health approach are monitoring of relevant pathogens, vaccination policy, use of functional feeds, stress mapping, policies for antibiotic use and monitoring, improving water quality, and building general knowledge and competence. The team supports and complements skills of the local fish health teams. Mainstream also cooperates with renowned research institutes.

Area management is crucial for effective fish health measures, giving the possibility to work preventive and with long-term strategies. In 2012 all sites in Chile and Norway were included in area management agreements or located in areas fully controlled by Mainstream, whereas this counts for 16 of Mainstream’s 27 Canadian sites.

Algae blooms and low oxygen level in the sea naturally occur in British Columbia. This affects production and may cause mortality. Mainstream has developed experience in managing those natural events, and has as a result not experienced significant losses. However, the Canadian operations were severely hit by IHN which led to the culling of all fish at two sites. The disease is believed to have been transferred from wild fish.

In Chile, biological performance is followed closely and new regulations have increased the power of the authorities to act upon situations and conditions which constitute high risk. In Norway, detection of SAV-virus resulted in depopulation of one site in Finnmark.

With a production cycle of approximately two years, production is not very adaptive to changing prices. Mainstream addresses this risk by producing three species and entering into sales contracts when assumed profitable and/or risk-reducing.

See Cermaq’s Annual Report on page 33 for further description on diseases.

The risks related to Cermaq’s feed business are described as follows in Cermaq’s Annual Report (see pages 23 and 24):

The main factors creating risk exposure to EWOS are:

(i)	Volatility in raw material supply markets

(ii)	Raw material supply chain risk

(iii)	Challenging conditions for EWOS customers in Chile and in Vietnam

(iv)	Changes in feed market share

(v)	Changes in feed market conditions

(vi)	New entrants to the feed market in Norway

1.4	Risks relating to the Shares

1.4.1	Price volatility of publicly traded securities

The trading price of the Shares could fluctuate significantly in response to quarterly variations in operating results, adverse business developments, interest rate changes, changes in financial estimates by securities analysts, matters announced in respect of major customers or competitors, or changes to the regulatory environment in which Marine Harvest operates.

1.4.2	Potential dilution of shareholders

The Company may require additional capital in the future in connection with financing of new capital intensive projects. In addition, Marine Harvest may incur unanticipated liabilities or expenses. There can be no assurance that the Company will be able to obtain the necessary financing in a timely manner or on acceptable terms. Where the Company issues Shares in the future, such issuance may result in the then existing shareholders of the Company sustaining dilution to their relative proportion of the equity of the Company.

1.4.3	Nominee accounts and voting rights

Beneficial owners of Shares that are registered in a nominee account (e.g., through brokers, dealers or other third parties) may not be able to vote for such Shares unless their ownership is re-registered in their names with the Norwegian Central Securities Depository (“VPS”) prior to the Company’s general meetings. The Company cannot guarantee that beneficial owners of the Shares will receive the notice for a general meeting in time to instruct their nominees to either effect a reregistration of their Shares or otherwise vote their Shares in the manner desired by such beneficial owners.

1.4.4	Enforcement of judgments

The Company is a public limited company organised under the laws of Norway. The majority of its directors and executives reside in Norway. All or a substantial portion of the assets of such persons and of the Company are located in Norway. As a result, it may not be possible for investors to affect service of process within their home jurisdiction upon such persons or the Company or to enforce judgments obtained against such persons in jurisdictions outside of Norway.

1.4.5	Limited ability to bring an action against the Company

The Company is a public limited company incorporated under the laws of Norway. The rights of holders of Shares are governed by Norwegian law and by the articles of association. These rights differ from the rights of shareholders in corporations in other jurisdictions. In particular, Norwegian law limits the circumstances under which shareholders of Norwegian companies may bring derivative actions. Under Norwegian law, any action brought by the Company in respect of wrongful acts committed against the Company takes priority over actions brought by shareholders in respect of such acts.

1.4.6	No registration in other jurisdictions

The Shares have not been registered under the U.S. Securities Act, or the securities laws of other jurisdictions than Norway. The Shares may not be offered or sold in USA or in any other jurisdiction in which the registration of the Shares is required but has not taken place, unless an exemption from the applicable registration requirement is available or the offer or sale of the Shares occurs in connection with a transaction that is not subject to these provisions. In addition, there can be no assurances that shareholders residing or domiciled in USA will be able to participate in future capital increases or rights offerings.

1.4.7	Major shareholder

Geveran Trading Co Ltd (“Geveran”) which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family owns 1,068,233,302 Shares, constituting 28.5 per cent of the Company’s issued Shares. Geveran has significant voting power and could delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving the Company, or discourage a potential acquirer from attempting to obtain control of the Company. Furthermore, the interests of Geveran may not always coincide with the interests of other shareholders, and other investors may not agree with the manner in which Geveran acts.

2	RESPONSIBILITY FOR THE OFFER DOCUMENT

2.1	Statement from the Company’s board of directors

The board of directors of the Company hereby confirms that, having taken all reasonable care to ensure that such is the case, the information contained in this Offer Document is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. The information regarding Cermaq set out herein, has exclusively been extracted from publicly available sources.

Oslo, 5 June 2013

Ole Eirik Lerøy	Leif Frode Onarheim	Tor Olav Trøim
Solveig Strand	Michael Parker	Cecilie Fredriksen
Hege Sjo	Turid Lande Solheim	Geir-Elling Nygård
Stein Mathiesen

3	RESTRICTIONS AND CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

3.1	Restrictions

The distribution of this Offer Document and the making of the Offer may in certain jurisdictions (including, but not limited to Australia, Canada and Japan) be restricted by law. Therefore, persons obtaining this Offer Document or into whose possession this Offer Document otherwise comes, are required to, and should inform themselves of and observe, all such restrictions. The Offeror and the Financial Advisors do not accept or assume any responsibility or liability for any violation by any person whomsoever of any such restriction.

This Offer Document is not directed to persons whose participation in the Offer requires that further offer documents are issued or that registration or other measures are taken, other than those required under Norwegian law. No document or materials relating to the Offer may be distributed in or into any jurisdiction where such distribution or offering requires any of the aforementioned measures to be taken or would be in conflict with any law or regulation of such a jurisdiction. In the event of such distribution or offering still being made, an Acceptance Form (as defined below) sent from such a country may be disregarded.

This Offer Document and the Offer represent an offer by the Company to acquire Cermaq Shares and an offer of Consideration Shares to Cermaq Shareholders accepting the Offer. This Offer Document does not represent an offer by the Offeror to acquire securities other than Cermaq Shares or to issue other securities than the Consideration Shares.

The Offer is not open to any Cermaq Shareholder in any jurisdiction in which it is unlawful for any person to receive or accept the Offer. No action has been taken to permit the distribution of the Offer in any jurisdiction where action would be required for such purposes (except Norway and the U.S.). With respect to each member state of the European Economic Area (“EEA”)  other than Norway, and which has implemented the Commission Regulation (EC) No 908/2004 implementing directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 regarding prospectuses requirements (the “Prospectus Directive”) (each, a “Relevant Member State”), no action has been undertaken or will be undertaken to make an offer to the public of the Company’s securities requiring a publication of a prospectus in any Relevant Member State. As a result, the Consideration Shares may only be offered to Cermaq Shareholders in Relevant Member States:

(i)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(ii)
to any legal entity meeting two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43 million and (3) an annual net turnover of more than € 50 million, as shown in its last annual or consolidated accounts;

(iii)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(iv)	in any other circumstances, not requiring the Company to publish a prospectus as provided under Article 3(2) of the Prospectus Directive.

Cermaq Shareholders who are located in jurisdictions where the public offering of the Consideration Shares is unlawful, but who are otherwise allowed to accept a voluntary tender offer, may still accept the Offer, but will receive cash only as compensation.

Notice to U.S. Cermaq Shareholders

The Consideration Shares that will be issued in connection with the Offer have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. The Company will furnish to the SEC a Form CB in respect of the offer and sale of such Consideration Shares.

Generally, if the Offer is completed, holders of Cermaq Shares that are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act will receive Consideration Shares that are restricted securities, while holders of Cermaq Shares that are not restricted securities will receive Consideration Shares that are unrestricted. Restricted securities cannot be resold in the United States without registration or an exemption therefrom under the U.S. Securities Act. Generally, shares of Cermaq acquired in open market transactions will be exchanged in the Offer for Consideration Shares that are unrestricted. However, a Cermaq Shareholder who is an affiliate of the Offeror should consult legal counsel to determine whether such shares are subject to any such restriction. An affiliate for this purpose is defined as a person who directly or indirectly controls, is controlled by or is under common control with an issuer. The SEC views a person’s status as an officer, director or 10 per cent shareholder as a fact that must be considered when determining whether such person is an affiliate.

The Offer is being made for the securities of a Norwegian company and is subject to Norwegian disclosure requirements, which are different from those of the United States. The financial information included in this document has been prepared in accordance with IFRS and the interpretations issued by the International Accounting Standards Board (“IASB”) as adopted by the European Union (“EU”), and thus may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States under the Tier 1 exemption from the applicable U.S. tender offer rules, pursuant to Rule 14d-1(c) of the U.S. Securities Act and in accordance with the requirements of the Norwegian Securities Trading Act. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under U.S. domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a U.S. holder of Cermaq Shares may be a taxable transaction for U.S. federal income tax purposes and under applicable state and local, as well as foreign and other tax laws. Each holder of Cermaq Shares is urged to consult his tax advisors regarding the tax consequences of acceptance of the Offer.

It may be difficult for U.S. holders of Cermaq Shares to enforce their rights and claims arising out of the U.S. federal securities laws, since the Offeror is located in countries other than the United States, and some or all of its officers and directors may be residents of countries other than the United States. U.S. holders of Cermaq Shares may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgement.

In accordance with normal Norwegian practice and pursuant to Rule 14e-5(b) of the U.S. Securities Exchange Act, the Company or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Cermaq Shares outside of the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Information about such purchases will be disclosed to the extent required by Norwegian law. Any disclosures about such purchases required pursuant to Norwegian legal requirements will be reported to Oslo Børs and distributed through its electronic information system and will be available on the Oslo Børs website, www.oslobors.no/ob_eng/.

Notice to UK Cermaq Shareholders

This Offer Document is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (iii) are persons falling within Article 49(2)(a) to (d) (high net worth entities) of the Order (all such persons together being referred to as “relevant persons”).  This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Offer Document relates is available only to relevant persons and will be engaged in only with relevant persons.

3.2	Cautionary notice regarding forward-looking statements

This Offer Document and the documents incorporated by reference herein contain forward-looking statements. All statements other than statements of historical facts are statements that could be deemed forward-looking statements, including statements preceded by, followed by or that include the words “estimate”, “plan”, “project”, “forecast”, “intend”, “expect”, “anticipate”, “believe”, “think”, “view”, “seek”, “target”, “goal”, or similar expressions; any projections of earnings, revenues, expenses, synergies, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including integration and any potential restructuring plans; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Such forward-looking statements, whether expressed or implied, are subject to risks and uncertainties which could cause the actual results of the Company or its consolidated subsidiaries to differ materially from those implied by such forward-looking statements, due to a number of factors, many of which are beyond the Company’s control. If any of these risks or uncertainties materialises or any of these assumptions proves incorrect, the results of the Company could differ materially from the expectations in these statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by law.

No forward-looking statements contained in this Offer Document should be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in section 1 “Risk Factors”.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this Offer Document, which represent the best judgment of the Company’s management as of the date of this Offer Document. Except as required by applicable law, the Company does not undertake responsibility to update these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised, however, to consult any further public disclosures made by the Company, such as filings made with Oslo Børs or press releases.

4	THE VOLUNTARY OFFER

4.1	General

On 30 April 2013, the Offeror announced its intention to launch a voluntary offer of NOK 105 per share (including the proposed dividend of NOK 1) for all the outstanding shares of Cermaq to be settled with 50 per cent in cash and 50 per cent in Marine Harvest Shares, subject to certain conditions.

Following unsuccessful discussions with the board of directors of Cermaq the Offeror announced on 31 May 2013 (the “Announcement Date”) that it had resolved to increase the offer price and to put forward a voluntary offer for all the issued and outstanding shares of Cermaq. On 5 June 2013, the Offeror announced that it had resolved to reduce the acceptance level in the voluntary offer announced on 31 May 2013 to 33.4 per cent and to put forward the voluntary offer without any condition regarding due diligence.

The Offeror  hereby makes a voluntary offer to acquire all the issued and outstanding shares in Cermaq as of the date of this Offer Document that are not already owned by it on the terms set out in this Offer Document (previously defined as the “Offer”).

Cermaq Shareholders accepting the Offer will receive NOK 53.25 and 8.6 Marine Harvest Shares per each Cermaq Share. This represents the value equivalent of NOK 107 per each Cermaq Share based on the closing price of NOK 6.25 of the Marine Harvest Shares on 30 May 2013. For further details see section 4.5 “—Offer Price – consideration”.

The Offer is made to all the Cermaq Shareholders that can legally receive this Offer Document and accept the Offer. Cermaq Shareholders who are located in jurisdictions where the public offering of the Marine Harvest Shares is unlawful, but who are otherwise allowed to accept the Offer, may still accept the Offer, but will receive cash only as compensation.

As of the date of this Offer Document, the Offeror owns 5,033,544 shares in Cermaq, corresponding to 5.44 per cent of the total outstanding shares in Cermaq.

The Offer does not include Cermaq Shares that are issued after the date of this Offer Document. The Offeror is not familiar with any agreements which give a right to the issuance of new Cermaq Shares, other than the options granted to the management of Cermaq under a 2006 option programme. As per 31 December 2012, 346,667 options were vested and outstanding in Cermaq.

4.2	The Offeror

The Offer is made by the Offeror. The Offeror is a Norwegian public limited liability company, registered with the Norwegian Register of Business Enterprises under business registration number 964 118 191 and with headquarter and registered business address at Sandviksbodene 77 A/B, 5035 Bergen, Norway.

The Offeror is the world’s leading seafood company and largest producer of farmed salmon with in total 6,389 employees and revenues of NOK 15,464 million in 2012.

The Shares are listed on Oslo Børs under the ticker “MHG” and are registered in the VPS under the International Securities Identification Number (“ISIN”) NO 0003054108. Further information about the Offeror is included in section 7 “Presentation of Marine Harvest”.

4.3	The target company – Cermaq

Cermaq is a Norwegian public limited liability company, registered with the Norwegian Register of Business Enterprises under business registration number 971 647 949 and with headquarter and registered business address at Grev Wedels plass 5, 0151 Oslo, Norway.

Cermaq is the parent company of an international fish farming and fish feed group with a diversified presence in the major salmon farming regions worldwide, having operating companies in Chile, Canada, Scotland and Norway and feed production in Vietnam.

The Cermaq Shares are listed on Oslo Børs under the ticker “CEQ” and are registered in the VPS under ISIN NO 0010003882. Please see section 5 “Presentation of Cermaq” for further details on Cermaq.

4.4	Background and reasons for the Offer

The Offeror believes that a combination of Marine Harvest and Cermaq will create a world-leading Norwegian seafood player, in the world’s leading seafood nation. A highly profiled and visible international company based in Bergen, built on Norwegian know-how, will yield positive effects also for other parts of the marine industry cluster in Norway.

In the Offeror’s opinion, no other industrial combination is more suited to lift both the companies and the Norwegian marine sector into a position of global leadership, than the combination of Marine Harvest and Cermaq. The Offeror will keep all significant parts of both companies in a strong, world class company; offering an integrated value chain from feed to retail sales.

The Offeror has recently acquired significant foreign operations in Poland, and Cermaq in Chile. In a challenging world economy, the underlying drivers that create increased demand for the two companies’ products have continued to have a positive development, and the challenges with regard to disease, cost control, financial preparedness and the need for R&D efforts have increased the need for building major and financially robust companies that can protect and develop Norway’s unique position in this industry.

4.5	Offer Price – consideration

Cermaq Shareholders accepting the Offer will receive NOK 53.25 (the “Cash Consideration”) and 8.6 Marine Harvest Shares (previously defined as the “Consideration Shares”) per each Cermaq Share (the “Offer Price”). The Offer Price represents the value equivalent of NOK 107 per each Cermaq Share based on the closing price of NOK 6.25 of the Marine Harvest Shares on 30 May 2013.

Fractional Marine Harvest Shares will not be issued and the number of Marine Harvest Shares that will be issued to each Cermaq Shareholder accepting the Offer will be rounded down to the nearest whole Marine Harvest Share.

Shareholders in Cermaq as per 21 May 2013, the date of the ordinary general meeting of Cermaq, has in addition received a dividend of NOK 1.00 per Cermaq Share.

The Offer Price corresponds to a market capitalisation of Cermaq of about NOK 9.898 billion.

The Offer Price represents:

(i)	a premium of 26* per cent compared to the closing share price on 30 April 2013, the last trading day prior to the Offeror’s public announcement of its intention to make the Offer; and

(ii)	a premium of 36* per cent compared to the volume-weighted average of daily closing share prices for the twelve months ended on 30 April 2013.

*Taking into account that the Marine Harvest Shares and the Cermaq Shares have started to trade exclusive of dividend since the announcement of the intended voluntary offer on 30 April 2013.

The graph below shows the development in price and traded volume for the Cermaq Shares in the twelve-month period ending 5 June 2013 (the last trading day before the launch of the Offer).

Source: FactSet as of 5 June 2013

In the event Cermaq pays out any additional dividend or other distribution to its shareholders, for which the record date occurs prior to settlement of the Offer, the Offer Price will, if the conditions set out in section 4.7, “—Conditions for completion of the Offer” are waived and the Offer completed, be reduced with the amount distributed per Cermaq Share.

Foreign investors who are prohibited by law from receiving a partial equity settlement will be offered settlement in cash only.

4.6	Offer Period

The offer period under the Offer is from and including 6 June 2013 to and including 21 June 2013 at 09:00 hours (CET) (the “Offer Period”).

The Offeror reserves the right to extend the Offer Period one or several times, but not beyond 14 August 2013. If the Offer Period is extended the reference to "Offer Period" will be to such extended offer period.

Any extension of the Offer Period will be announced prior to the expiry of the prevailing Offer Period and in accordance with section 4.14 “—Announcements and amendments to the Offer”. An extension of the Offer Period will be considered an amendment of the Offer, and will thus be subject to Oslo Børs’ review and approval.

Any extension of the Offer Period pursuant to the foregoing will be binding upon Cermaq Shareholders who have previously accepted the Offer.

In the event of an extension of the Offer Period, settlement (please see section 4.10 “—Settlement”) will be deferred accordingly.

Cermaq Shareholders accepting the Offer will be released from their Acceptances if the Offeror has not announced that the Closing Conditions (as defined below) have been met or waived by the Offeror by 30 December at 09:00 hours (CET) 2013 (the “Long Stop Date”). No interest compensation will be paid to the Cermaq Shareholders, including for the period from the expiry of the Offer Period until the settlement of the Offer.

4.7	Conditions for completion of the Offer

The completion of the Offer is subject to the following conditions (the “Closing Conditions”), each one of which may be waived by the Offeror in whole or in part:

(i)
the Offer shall on or prior to the expiration of the Offer Period have been accepted by sufficient Cermaq Shareholders for the Offeror to become the owner of at least 33.4 per cent of the share capital and voting rights in Cermaq (on a fully diluted basis taken into account any Cermaq Shares issued after the date of this Offer Document and any financial instruments or agreements giving the holder a right to acquire new Cermaq Shares) and such acceptances shall remain valid and binding and give the Offeror such ownership interest at the time of closing of the Offer (For the avoidance of doubt, any Cermaq Shares owned by the Offeror prior to the date of this Offer Document or acquired by the Offeror outside the Offer after the date of this Offer Document are included);

(ii)
the statutory waiting period must have been expired, waived or terminated in accordance with the the applicable antitrust laws in U.S. and Canada, as described in section 4.20 “—Notification to competition authorities”;

(iii)
no court or other governmental or regulatory authority of competent jurisdiction, including the antitrust agencies in U.S. and Canada as described in section 4.20 “—Notification to competition authorities”, shall have taken any form of legal action (whether temporary, preliminary or permanent) that in effect temporarily or permanently prohibits the consummation of the Offer;

(iv)
there shall after the Announcement Date not have been made any proposal or passed any resolution to (i) change or authorise a change of the share capital of Cermaq or the number of shares, or (ii) issued any rights which entitles the holder to any form of equity interest in Cermaq or (iii) distribute any dividends or other forms of distributions to the Cermaq Shareholders;

(v)
following the Announcement Date, Cermaq and its subsidiaries shall in all material respects have conducted its business in the ordinary course and in accordance with applicable laws, regulations and decisions of competent governmental and regulatory authorities, and not have entered into, executed or announced that they have any intention of enter into or execute, any agreement providing for material acquisitions, dispositions or other transactions not in the ordinary course, including the acquisition of Copeinca;

(vi)
following the Announcement Date, no change, effect, development or event that is or would reasonably be expected to have a material adverse effect on the financial condition, business, assets or results of operation of Cermaq and its subsidiaries taken as a whole shall have occurred; and

(vii)	the Independent Audit Report described in section 4.11 “—The Consideration Shares” must have been issued.

If the above conditions are not satisfied or waived by the Offeror on or before the Long Stop Date, the Offer will lapse. An announcement with respect to whether the conditions are satisfied or waived will be made as soon as this has been determined in accordance with the procedure described in section 4.14 “—Announcements and amendments to the Offer” below.

4.8	Acceptance of the Offer

In order for a Cermaq Shareholder to accept the Offer, an Acceptance Form must be correctly filled out, signed and received by Arctic Securities (the “Receiving Agent”) prior to the end of the Offer Period (as extended, if applicable). The Acceptance Form sets out details on the settlement and the transfer of the Cermaq Shares tendered. The Acceptance Form is enclosed in Appendices 1 (English) and 2 (Norwegian) to this Offer Document.

The Acceptance Form shall be correctly and fully completed and signed, and sent by mail or e-mail, faxed or delivered to the Receiving Agent:

Arctic Securities ASA

Haakon VII’s gt 5
P.O. Box 1833 Vika
0123 Oslo
Norway

Tel: (+47) 21 01 30 40
Fax: (+47) 21 01 31 36
E-mail: settlement@arcticsec.no

Acceptance of the Offer (“Acceptance”) is binding for the Cermaq Shareholder accepting the Offer (the “Acceptor”) from the time the Acceptance Form is received by the Receiving Agent and no withdrawal of such Acceptance, in whole or in part, will be permitted. The Acceptance Form must be received by the Receiving Agent no later than 21 June at 09:00 hours (CET) (or at such later date and/or time to which the Offer Period is extended). Neither the Offeror nor the Receiving Agent will be responsible for delays in the postal system or for Acceptance Forms forwarded by fax that are not received in time. The Offeror reserves the right to accept Acceptance Forms received after the end of the Offer Period, but will not be obligated to accept such late Acceptances. Such right will only be exercised in accordance with the principle of equivalent treatment of all Cermaq Shareholders as set forth in Section 6-10 (9) of the Norwegian Securities Trading Act.

Acceptances are only valid if made by way of a fully and correctly completed Acceptance Form being returned to the Receiving Agent within the Offer Period. The Offeror and the Receiving Agent reserve the right, at their own discretion, to accept or refuse any improperly completed, delivered, sent, or executed Acceptance Forms, or any Acceptance that may be unlawful within the limits of the requirements in the Norwegian Securities Trading Act Section 6-10 (9) regarding equal treatment of shareholders.

Returning the Acceptance Form to the printed return address, e-mail address or fax number will imply that the Cermaq Shareholder has accepted the Offer on the terms described in this Offer Document, and that an agreement on sale of all the Cermaq Shareholder’s Cermaq Shares has been entered into on the terms set forth herein and in the Acceptance Form. The Cermaq Shareholder cannot sell or otherwise dispose, encumber or transfer the Cermaq Shares accepted hereunder.

Cermaq Shareholders whose Cermaq Shares are split between several VPS accounts will receive a separate Acceptance Form for each account and are required to submit a separate Acceptance Form for each account.

The Acceptance covers all the Cermaq Shareholder’s Cermaq Shares as stated on the Acceptance Form, as well as any Cermaq Shares which, in addition to the number of shares stated on the Acceptance Form, have been or will be acquired prior to the settlement of the Offer, and which will be registered on the VPS account stated on the Acceptance Form.

Any Cermaq Shareholder whose Cermaq Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such Cermaq Shareholder desires to accept the Offer for such Cermaq Shares.

In order for the Cermaq Shareholder to validly accept the Offer, the Acceptance Form must be signed by the Cermaq Shareholder or the authorised signatory or attorney-in-fact of such Cermaq Shareholder.

The Cermaq Shares shall be transferred to the Offeror free and clear of any encumbrances and third party rights whatsoever and with all shareholder rights attached to them. If there are registered rights holders on the VPS account of a Cermaq Shareholder accepting the Offer, such rights holders must, by signature on the Acceptance Form, waive their rights therein and consent to the Cermaq Shares being transferred to the Offeror free and clear of any encumbrances and any other third party right whatsoever. Procuring consent from the rights holder is the sole risk and responsibility of the accepting Cermaq Shareholder.

By executing, sending and delivering the Acceptance Form, each accepting Cermaq Shareholder irrevocably authorises the Receiving Agent (i) to block the Cermaq Shares covered by the Acceptance in favour of the Receiving Agent on behalf of the Offeror and (ii) to subscribe for the Consideration Shares on behalf of the accepting Cermaq Shareholder. It will not be possible for Acceptors to administer or dispose of the Cermaq Shares after blocking has been established. All Cermaq Shareholder rights shall to the extent permitted under Norwegian law, be vested with the Acceptors until completion of share purchases pursuant to the agreements created by Acceptances of the Offer.

The blocking will only be in effect in relation to the Cermaq Shares encompassed by the Acceptance and will not have any effect on other securities which are registered at the same VPS account. The Receiving Agent is given irrevocable authorisation to debit the Acceptor’s VPS account, and to transfer the Cermaq Shares covered by the Acceptance to the Offeror or its nominee upon settlement of the Offer. In the event the Offer is cancelled, the blocking of the Cermaq Shares will be terminated.

4.9	Shareholder rights

Cermaq Shareholders accepting the Offer will not be able to sell, pledge or otherwise encumber the Cermaq Shares covered by the Acceptance after the Cermaq Shares have been blocked as described in section 4.8 “—Acceptance of the Offer” above.

Cermaq Shareholders accepting the Offer will, however, remain owners of their Cermaq Shares and maintain all shareholder rights, including retaining their right to vote their shares and other shareholder rights, until settlement pursuant to the Offer is completed (see section 4.10 “—Settlement” below) unless otherwise follows from applicable laws.

4.10	Settlement

Settlement of the Offer will be made in accordance with legal requirements and practices in Norway and shall take place as soon as possible, and the settlement steps as described below shall be completed at the latest 14 days after the Offeror has announced that the Closing Conditions set out in section 4.7 (ii) and (iii) have been fulfilled or waived by the Offeror. The Closing Conditions set out in section 4.7 (i), (iv), (v), (vi) and (vii) shall, however, still apply until settlement. The latest day on which settlement may occur is 14 days after the Long Stop Date.

Upon settlement:

(i)
the Offeror will transfer the aggregate Cash Consideration to a client account with the Receiving Agent. At the same time the Receiving Agent will transfer the Cermaq Shares tendered to the Offeror. The Receiving Agent will then immediately make payments of the Cash Consideration to the Cermaq Shareholders who have accepted the Offer; and

(ii)
the Offeror will as soon as possible following receipt of the tendered Cermaq Shares register the share capital increase following from the Offer and issue and transfer the Consideration Shares to the Cermaq Shareholders who have accepted the Offer.

Payment of the Cash Consideration will be made in NOK, by way of transfer to the accepting Cermaq Shareholder’s bank account registered in VPS for dividend payments. If there are no records of such bank account, settlement will be made in accordance with bank account details provided by the accepting Cermaq Shareholder or by issuing of a bank giro or check.

The Consideration Shares will be delivered to the VPS account specified in the Acceptance Form.

4.11	The Consideration Shares

The Consideration Shares will be issued by the Board based on an authorisation to issue the aggregate number of Consideration Shares granted to the Board at the Offeror’s annual general meeting on 23 May 2013.

The resolution as adopted is included below:

(i)
“The board of directors is authorized pursuant to the Public Limited Companies Act Section 10-14 (1) to increase the company’s share capital by up to NOK 615,000,000 through the issuance of up to 820,000,000 new shares, each with a nominal value of NOK 0.75. Subject to this aggregate amount limitation, the authority may be used on more than one occasion.

(ii)	The authority may only be used to issue shares to shareholders in Cermaq as fully or partially consideration for transfers of shares in Cermaq ASA to the company.

(iii)	The subscription terms for new shares issued pursuant to this authority shall, within the limits stated herein, be set by the board.

(iv)	The authority covers capital increases against contributions other than in cash.

(v)	The pre-emptive rights of the shareholders under § 10-4 of the Public Limited Companies Act may be set aside.

(vi)	The authority includes the right and obligation to change article 4 of the articles of association in accordance with the amount of any capital increase(s) resolved on the basis of the authority.

(vii)	The authority shall be valid until 31.12.2013.”

The auditor RSM Hasner Kjelstrup & Wiggen will have to issue a statement in accordance with section 10-2, cf. section 2-6 of the Public Limited Companies Act regarding the value of the Cermaq Shares (the “Independent Audit Report”) before the Board may use the authorisation to issue the Consideration Shares.

The Consideration Shares will rank pari passu in all respects with the existing Shares and carry full shareholder rights from the time of registration of the share capital increase pertaining to the Offer in the Norwegian Register of Business Enterprises. The Consideration Shares are eligible for any dividends declared by the Company after said registration. All Shares, including the Consideration Shares, have voting rights and other rights and obligations pursuant to the Norwegian Public Limited Companies Act, and are governed by Norwegian law. See section 13 “Share capital and shareholder matters” for a further description of the rights which will be attached to the Shares.

The Consideration Shares will be listed on Oslo Børs as soon as possible following their issuance as part of the settlement.

4.12	Financing of the Offer

The aggregate Cash Consideration will be financed through a new bank facility the Offeror is in the process of securing.

4.13	Contact with Cermaq prior to release of the Offer

The Offeror submitted a letter to the board of directors of Cermaq on 8 April 2013 with a proposal to solicit a voluntary offer recommended by the board of directors of Cermaq. The Chairman and the chief executive officer of the Offeror met with the chairman and the chief executive officer of Cermaq on 12 April 2013, where the Offeror was informed by Cermaq that its board of directors could not evaluate or support any offer, due to agreements already entered into with shareholders in Copeinca. On 24 May 2013, the Financial Advisors met with the financial advisor of Cermaq. The chairman of the board of the Offeror met with the chairman of the board of Cermaq on 28 May 2013, where the two parties exchanged views on the level at which a bid could be made and be recommended by the board of Cermaq. Following a board meeting in the evening of 28 May 2013, a message was sent from the chairman of the Offeror to the chairman of Cermaq indicating an adjustment to the offer to meet the price request. A message was returned indicating that the increase was insufficient. A further proposed increase to the offer was made in the evening of 29 May 2013. Following discussions by phone, messages and e-mail correspondence between the chairmen and the respective financial advisers, the offer was turned down in the evening of 30 May 2013. Subsequently, the chairman and advisers of Cermaq were informed in the morning of 31 May that the board of the Offeror meant to launch its revised bid before the opening of the stock exchange that morning.

4.14	Announcements and amendments to the Offer

Announcements issued by or on behalf of the Offeror regarding the Offer and/or the Offer Document will be deemed to have been made once they have been received by Oslo Børs and distributed through its electronic information system. In this respect, the Offeror will have no obligation to publish, advertise or otherwise communicate any such announcement other than by making such release to Oslo Børs.

The Offeror expressly reserves the right to amend the conditions, Offer Price, Offer Period and all other aspects of the Offer in its sole discretion at any time during the Offer Period, provided however that the Offeror may not amend the Offer in a manner which disadvantages the Cermaq Shareholders.

Any Acceptance received by the Receiving Agent is binding even if the Offer Period is extended and/or the Offer is otherwise amended in accordance with the terms of this Offer Document. Shareholders who have already accepted the Offer in its original form or with previous amendments will be entitled to any benefits arising from such amendments. In accordance with applicable law and practice in Norway, there will not be withdrawal rights in respect of Acceptances received prior to any such amendments.

Any amendments to the Offer will be announced prior to expiry of the relevant Offer Period at 09:00 (Norwegian time) on 21 June 2013 (or at such later time if the Offer Period is extended).

Any amendments to the Offer will be subject to Oslo Børs’ review and approval.

4.15	Mandatory offer requirements

If this Offer is completed and the Offeror becomes the holder of Cermaq Shares representing more than 1/3 of the voting rights in Cermaq, the Offeror will be required under the Norwegian Securities Trading Act to either sell the exceeding number of Cermaq Shares or to make a mandatory unconditional offer for the remaining Cermaq Shares. The offer price in such mandatory offer must be equal to or higher than the highest price paid by the Offeror for Cermaq Shares during the six-month period prior to the date on which the obligation to make the mandatory offer is triggered. The Offeror will put forward a mandatory offer if the threshold is passed.

The Offeror has not acquired or agreed to acquire Cermaq Shares at a price above the Offer Price during the last six month period.

4.16	Compulsory acquisition

If, as a result of the Offer, or otherwise, the Offeror acquires and holds more than 90 per cent of the total issued and outstanding Cermaq Shares representing more than 90 per cent of the voting rights in Cermaq, the Offeror will have the right (and each remaining Cermaq Shareholder would have the right to require the Offeror) to initiate a compulsory acquisition of remaining Cermaq Shares not owned by the Offeror pursuant to Section 4-25 of the Norwegian Public Limited Companies Act and Section 6-22 of the Norwegian Securities Trading Act. If the Offeror presents a notice of compulsory acquisition in writing to all the remaining Cermaq Shareholders with a known address, and the compulsory acquisition is announced in the Norwegian Register of Business Enterprises’ electronic bulletin for public announcements and in a newspaper generally read at the Company’s place of business, the Offeror may set a time limit of not less than two months for each Cermaq Shareholder to contest the price offered in such compulsory acquisition. Cermaq Shareholders who contest the price offered may require that the price is determined by Norwegian courts.

If, as a result of the Offer, or otherwise, the Offeror acquires and holds more than 90 per cent of the total issued and outstanding Cermaq Shares representing more than 90 per cent of the voting rights in Cermaq, the Offeror intends to carry out a compulsory acquisition of the remaining Cermaq Shares at a price equal to the Offer Price in accordance with the procedures outlined above.

Notification to and approval by the European Commission will be required if the Company obtains control in Cermaq as a result of the Offer and/or acquisition of Cermaq Shares outside the Offer, see section 4.20 “—Notification to competition authorities”. The Offeror will not be entitled to exercise the voting rights attached to the Cermaq Shares before such approval has been obtained. Initiation of the compulsory acquisition proceedings may accordingly be delayed.

4.17	De-listing of the Cermaq Shares

The Offeror intends to propose that Cermaq apply for a delisting of the Cermaq Shares upon completion of the Offer if the Offeror following completion of the Offer owns Cermaq Shares representing more than 2/3 of the Cermaq Shares and voting rights. If, upon completion of this Offer, the Offeror owns Cermaq Shares representing more than 2/3 of the Cermaq Shares and voting rights, but not more than 90 per cent of the Cermaq Shares and voting rights, delisting will be subject to the discretion and approval by Oslo Børs based on an evaluation by Oslo Børs which will inter alia take into consideration the interest of the minority Cermaq Shareholders.

Initiation of the de-listing may also be delayed due to lack of voting rights as a consequence of the European Commission notification requirement, see section 4.20 “—Notification to competition authorities”.

Oslo Børs may also decide on its own initiative to have the Cermaq Shares de-listed should the conditions for listing no longer be fulfilled.

4.18	Expenses

The Offeror assumes that each party covers its own costs associated with the Offer.

The Offeror’s total costs related to the Offer are expected to be in the range of NOK 35 million to NOK 60 million.

4.19	Dilution

The existing shareholders of the Offeror will be diluted by 16.71 percentage points as a consequence of the Offer and issuance of the Consideration Shares to the Cermaq shareholders, assuming that 100 per cent of the Cermaq Shareholders accept the Offer.

4.20	Notification to competition authorities

Based on the information publicly available, the Transaction requires a notification to and approval by (i) the competition authorities in Canada and (ii) the European Commission and the competition authorities in the United States if the Offeror obtains control in Cermaq as a result of the Offer and/or acquisition of Cermaq Shares outside the Offer.

Settlement of the Offer may not be made until the acquisition has been cleared by competition authorities in the United States and Canada. The Offeror intends to file the required notifications as soon as possible.

European Commission:

Notification to the European Commission is required if the Offeror obtains control in Cermaq as a result of the Offer or acquisition of Cermaq Shares outside the Offer.

Settlement of the Offer may be made before the acquisition has been cleared by the European Commission, but the Offeror will not be entitled to exercise the voting rights attached to the Cermaq Shares acquired. The notification will be filed if the Offeror obtains control in Cermaq.

The case handling period for the European Commission is 25 working days from the submission of the notification (phase I proceedings), but may be extended to 35 working days if the parties offer commitments or if national competition authorities apply for referral. If the transaction is not cleared or deemed to be cleared within this deadline, the case handling process will proceed to an in-depth investigation which may last up to 125 working days from the opening of the proceedings (phase II proceedings).

The European Commission may require the Offeror to implement various measures, including divestment of business before approval is granted.

Canada:

Completion of the Offer is conditional upon the statutory waiting period having expired, waived or terminated in accordance with the Competition Act (Canada) and there not being an order in effect temporarily or permanently enjoining the Offeror from completing the Transaction. As the Transaction is an unsolicited offer, the statutory waiting period expires within 30 days after the Offeror has submitted a complete notification, unless the Canadian Commissioner of Competition issues a formal supplementary information request in which case the statutory waiting period will be automatically extended and will instead expire 30 days following compliance with the supplementary information request. So long as the Offer is unsolicited, the applicable waiting periods begin to run upon the Offeror’s submission of the required filings; in the event that the Offer ceases to be unsolicited, depending on when this happens in the process, the applicable waiting period will not begin to run until both parties have submitted the required filings. The statutory waiting period is separate from the Commissioner’'s review. Except where an advance ruling certificate has been issued, the Commissioner of Competition has the right to challenge the transaction before the Competition Tribunal up to one year after closing and may require the Offeror to implement various measures, including the disposition of assets or shares as required by the Competition Tribunal.

United States:

Completion of the Offer is conditional upon the expiration or early termination of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”). As the Transaction is a tender offer, the HSR Act statutory waiting period terminates within 30 days after the Offeror has submitted a complete notification, unless the Antitrust Authorities issue a formal request for additional information or documentary material.

The Antitrust Authorities have the right to seek a court injunction to block the consummation of the Offer, or require the Offeror to implement various measures, including divestment of business in order to remedy competitive concerns.

4.21	Plans for the operation of Cermaq’s business

The Offeror has not made any operational assessment of potential economies of scale and synergies that are possible following a successful combination of the two companies, but assume they will be substantial. The Offeror assumes continuation of all significant areas of activity of the two companies. Subsidiaries which for competition reasons, licensing reasons or other reasons cannot continue in the combined company’s possession will be sought divested and not discontinued. It is the Offeror’s assessment not only that the combined company will have more employees than the two companies would have separately, but also that the combined company’s market position and robust business foundation will create the basis for safer jobs than the companies do today. Nevertheless, streamlining of operations will be evaluated on all levels.

The Offeror has resolved that if the Offer is completed, the shares that Cermaq has purchased in Copeinca will be sold.

If the Offer is completed without the Offeror securing control of Cermaq, the Offeror may not be able to combine the operations of the two companies as desired or affect a sale of the shares in Copeinca.

4.22	Consequences for Cermaq’s employees and management

The feed producing activities of Cermaq will be a key part of Marine Harvest’s new feed production operations, while the farming units of Cermaq will be included in Marine Harvest’s farming operations. Jointly with Cermaq’s management team, a detailed integration plan will be developed. The aim is to combine Cermaq’s production facilities, its product development capabilities and its strong market positions with the Offeror’s worldwide sales presence and unique sourcing opportunities. The Offeror does not plan to close any Cermaq sites, but any changes to Cermaq’s organisation with legal, financial or employment related consequences cannot be completely excluded. The new organisational structure will be adapted to leverage the strengths of both companies going forward.

If the Offer is completed without the Offeror securing control of Cermaq, the Offeror may not be able to combine the operations of the two companies as desired.

4.23	The significance of the Offer for Marine Harvest

The Offeror will, if the Offer is completed, seek to combine its operations with those of Cermaq. Hence the Offeror will, if the Offer is completed, significantly increase its harvested volumes. In Chile the Offeror will enter the market for coho and trout and through EWOS the Offeror become the largest provider of salmonid feed in the world. A combined company will also improve its position against key customers and will be able to coordinate effort on disease, cost control, financial preparedness and R&D.

As a result of the above, a combined company can protect and develop Norway’s unique position in this industry.

If the Offer is completed without the Offeror securing control of Cermaq, the Offeror may not be able to combine the operations of the two companies as desired.

4.24	Other legal consequences of the Offer

The Offer will, if completed, result in the Offeror becoming the owner of all Cermaq Shares validly tendered under the Offer in addition to the Cermaq Shares already held by the Offeror and any Cermaq Shares acquired outside the Offer.

Notification to the European Commission is required if the Offeror obtains control in Cermaq as a result of the Offer or acquisition of Cermaq Shares outside the Offer. Settlement of the Offer may be made, but the Offeror will not be entitled to exercise the voting rights attached to the Cermaq Shares acquired, before the acquisition has been cleared by the European Commission.

Following such clearance an ownership interest of 2/3 or more of the Cermaq Shares will, inter alia, give the Offeror the right to approve mergers and demergers, changes in capitalisation and changes in the articles of association of Cermaq.

An ownership interest of more than 50 per cent of the Cermaq Shares will inter alia give the Offeror the right to appoint directors and resolve payment of dividends.

For certain other legal consequences of the Offeror’s acquisition of Cermaq Shares in the Offer please see sections 4.16 “—Compulsory acquisition” and 4.17 “—De-listing of the Cermaq Shares”.

If the Offeror does not obtain a controlling interest in Cermaq through the Offer, but at least 33.4 per cent of the Cermaq Shares, the Offeror will be entitled to exercise the voting rights attached to the Cermaq Shares acquired and will be able to block the resolutions referred to above in the third paragraph of this section.

The Company currently holds permission to own up to 25 per cent of the total concessionary biomass in Norway. Acquisition of a controlling shareholding in Cermaq will result in the Offeror exceeding this 25 per cent threshold and requires application to and approval by the Norwegian Ministry of Fisheries and Coastal Affairs. Obtaining the required approval is not a condition for the Offer. The Offeror will settle the Offer and file an application to the Norwegian Ministry of Fisheries and Coastal Affairs if required. The Company assumes all risk in this respect. See section 1.3.5 “Risk factors—Risks related to the Offer and the combination of Marine Harvest and Cermaq—Approval by the Norwegian Ministry of Fisheries and Coastal Affairs” for the risks assumed by the Company in this respect.

To the Offeror’s knowledge, the Offer will not have any legal consequences for Cermaq other than those described in this Offer Document.

4.25	Purchase of Cermaq Shares outside the Offer

The Offeror reserves the right to, and may exercise the right to, acquire Cermaq Shares outside the Offer during and after the Offer Period, provided such transactions comply with applicable laws and regulations.

4.26	Tax

Cermaq Shareholders accepting the Offer will be responsible for any tax liability as a consequence of accepting the Offer and selling the Cermaq Shares. A general description of certain tax matters is included in section 15 “Taxation”.

4.27	Choice of law and legal venue

The Offer and any Acceptance thereof are subject to Norwegian law. Any dispute arising out of or in connection with the Offer or the Offer Document shall be subject to the exclusive jurisdiction of the Norwegian courts with Oslo city court as the agreed legal venue.

4.28	Special rights or benefits

No agreements to the benefit of the members of the board of directors or management of the Offeror or Cermaq have been or will be entered into, and no special rights or benefits shall accrue to the members of the boards of directors or management of the Offeror or Cermaq in connection with the Transaction, cf. Section 13-6 (1) no 6 of the Norwegian Public Limited Companies Act.

4.29	Miscellaneous

This Offer Document will be sent to all persons registered with the VPS as Cermaq Shareholders as of the date of this Offer Document to the addresses registered with the VPS at such date, except for Cermaq Shareholders in jurisdictions in which this Offer Document may not be lawfully distributed. Confirmations on receipt of Acceptances will not be issued.

4.30	Other information

Arctic Securities has acted as Financial Advisor and Receiving Agent, and Nordea Markets has acted as Financial Advisor to the Offeror in connection with the Offer. Nordea Markets is participating solely in that portion of the offer conducted outside the United States. Advokatfirmaet Wiersholm AS has acted as Norwegian legal counsel to the Offeror. Further information on the Offer is available from Arctic Securities or (outside the United States only) Nordea Markets:

Arctic Securities ASA Haakon VII’s gt 5 P.O. Box 1833 Vika 0123 Oslo Norway Tel: (+47) 21 01 30 40 Fax: (+47) 21 01 31 36 E-mail: settlement@arcticsec.no	Nordea Bank Norge ASA Markets, Investment Banking, Advisory P.O. Box 1166 Sentrum NO-0107 Oslo Norway Tel: (+47) 22 48 50 00

5	PRESENTATION OF CERMAQ

Please note that at the date of this Offer Document there are conditions for closing of the Offer. The content of this section 5 “Presentation of Cermaq" will only be of relevance if the Offer is completed.

The Company and the Board disclaims any responsibility and liability for the accuracy and completeness of the Offer Document in respect of the information relating to Cermaq presented herein, all of which has been extracted from publicly available sources, including annual reports, interim reports, investor information and stock exchange notices published by Cermaq. Please see www.cermaq.com for further information.

5.1	General

Cermaq is a public limited liability company organised and existing under the laws of Norway, registered with the Norwegian Register of Business Enterprises under business registration number 971 647 949 and with headquarter and registered business address at Grev Wedels plass 5, 0151 Oslo, Norway. Cermaq’s main telephone number at that address is +47 23 68 50 00 and it website can be found at www.cermaq.com.

Cermaq was incorporated on 18 January 1995. Cermaq is an international fish farming and fish feed group. Cermaq has a diversified global presence in all major farming regions, with operations in Chile, Canada, Scotland, Vietnam, and Norway. Cermaq is organised in two business units; Mainstream, comprising its fish farming operations and EWOS, comprising its fish feed operations.

The Cermaq Shares are listed on Oslo Børs under the ticker “CEQ” and are registered in the VPS under ISIN NO 0010003882.

See section 5.4  “—Business description” for a description of Cermaq’s business.

5.2	Legal structure of Cermaq and its subsidiaries

Cermaq’s consolidated financial statements for 2012 (“Cermaq’s Financial Statements”)  include the following consolidated entities and associated companies of significant size:

Company	Country	Ownership per cent

SUBSIDIARIES – NORWAY
Statkorn Aqua AS	Norway	100
EWOS AS	Norway	100
EWOS Innovation AS	Norway	100
Mainstream Norway AS	Norway	100
Norgrain AS	Norway	72.5

SUBSIDIARIES – OUTSIDE OF NORWAY
EWOS Ltd.	Scotland	100
EWOS Canada Ltd – group*.	Canada	100
EWOS Chile Alimentos Ltda	Chile	100
Mainstream Chile S.A.	Chile	100
Cultivos Marinos Chilóe.	Chile	100
EWOS Vietnam JSC.	Vietnam	51

ASSOCIATED COMPANIES
Denofa AS**.	China	49

* Activities in Canada are organised in one legal entity, which includes Mainstream Canada
** Ownership through Norgrain AS

5.3	Selected financial information

5.3.1	Consolidated statement of profit and loss and statement of comprehensive income

	For the three months ended 31 March		For the year ended 31 December
	Unaudited		Audited
NOK million	2013	2012	2012	2011	2010
Operating revenues	2,860	2,328	11,782	11,634	9,991
Cost of raw materials	-1,834	-1,514	-8,039	-7,447	-6,271
Write-down of biological assets	-	-	-79	-	-
Personnel expenses	-279	-226	-1,013	-829	-723
Depreciation and amortization	-101	-82	-354	-317	-339
Bargain purchase gain	-	-	137	-	-
Other operating expenses	-552	-405	-1,956	-1,673	-1,315
Gain/(loss) from disposal of assets	46	-	-	-	97
Operating result before fair value adjustment of biological assets	141	101	478	1,369	1,439
Fair value adjustment of biological assets	286	-210	-152	-362	512
Operating result	427	-108	326	1,007	1,952
Share of net income from associates	3	-3	14	37	32

Financial income	n/a	n/a	9	14	8
Financial expenses	n/a	n/a	-102	-68	-81
Net foreign exchange gain/(loss)	n/a	n/a	5	-14	-4
Fair value adjustments on financial instruments	n/a	n/a	0	30	-6
Net gain/(loss) on financial assets and liabilities	n/a	n/a	57	0	43
Financial items, net	-42	-18	-31	-39	-39
Net income/(loss) before taxes	387	-130	309	1,005	1,944
Income taxes	-101	32	-68	-212	-429
Net income/(loss)	287	-97	240	793	1,515

ATTRIBUTABLE TO
Owners of the parent	288	-95	243	789	1,514
Non-controlling interests	-1	-2	-2	4	0

OTHER COMPREHENSIVE INCOME, NET OF TAX
Currency translation differences	116	-132	-195	77	74
Change in fair value of cash flow hedge instruments	1	-9	-20	21	-
Available-for-sale investments – change in fair value	-	-	-58	-1	-50
Total other comprehensive income	117	-141	-272	97	24
Total comprehensive income	403	-238	-32	890	1,539

ATTRIBUTABLE TO
Owners of the parent	404	-237	-29	884	1,538
Non-controlling interests	-1	-2	-3	6	0

5.3.2	Consolidated statement of financial position

	As at the three months ended 31 March		As at the year ended 31 December
	Unaudited		Audited
NOK million	2013	2012	2012	2011	2010
ASSETS
Fish farming licences	n/a	n/a	1,484	1,225	1,224
Goodwill	n/a	n/a	786	819	806
Deferred tax assets	n/a	n/a	100	20	19
Other intangible assets	n/a	n/a	10	4	-
Total intangible assets	2,461	1,998	2,380	2,067	2,048
Property, plant and equipment	3,153	2,622	3,104	2,621	2,289
Investments in associates	n/a	n/a	155	147	183
Investments in other companies	n/a	n/a	9	80	80
Other non-current receivables	n/a	n/a	12	27	116
Total financial fixed assets	179	242	176	253	378
Total non-current assets	5,793	4,863	5,660	4,942	4,715
Inventory	1,593	1,031	1,368	1,121	904
Biological inventories	2,482	1,849	2,320	2,026	2,097
Accounts receivables	2,065	1,385	1,929	1,609	1,263
Prepaid income tax	n/a	n/a	35	56	n/a
Other current receivables	343	170	259	143	154
Cash and cash equivalent	369	526	510	459	479
Total current assets	6,852	4,961	6,421	5,415	4,897
Total assets	12,645	9,823	12,081	10,357	9,613

EQUITY AND LIABILITIES
Total equity attributable to the stakeholders in Cermaq ASA	6,040	5,878	5,656	6,113	5,729
Non-controlling interests	41	44	42	46	23
Total equity	6,081	5,922	5,698	6,159	5,752
Pension liabilities	n/a	n/a	53	46	58
Deferred taxes	n/a	n/a	776	740	759
Total provisions	953	705	829	786	818
Interest bearing non-current debt	n/a	n/a	3,235	1,408	1,618
Other non-interest bearing non-current liabilities	n/a	n/a	2	3	-
Total interest bearing non-current liabilities	3,092	1,477	3,237	1,411	1,618
Total non-current liabilities	4,044	2,182	4,066	2,197	2,436
Interest bearing current liabilities	389	92	275	103	41
Accounts payables	1,768	1,260	1,668	1,465	884
Income taxes	n/a	n/a	42	166	n/a
Other non-interest bearing current liabilities	363	368	332	267	500
Total current liabilities	2,520	1,720	2,318	2,001	1,425
Total equity and liabilities	12,645	9,823	12,081	10,357	9,613

5.3.3	Consolidated cash flow statement

	For the three months ended 31 March		For the year ended 31 December
	Unaudited		Audited
NOK million	2013	2012	2012	2011	2010
Net income/(loss) before taxes	387	-130	309	1,005	1,944
Gain/(loss) on sale of tangible and intangible assets	-52	-0	-1	-1	-97
Depreciations and amortisations	101	82	354	317	339
Bargain purchase gain	-	-	-137	-	-
Fair value adjustment of financial items	1	2	-58	-30	-64
Net interest expense	39	17	94	55	n/a
Change in fair value of biological assets	-286	-210	152	362	-512
Write-down on biological assets	-	-	79	-	n/a
Income taxes paid	-49	-38	-139	-233	-197
(Income)/loss from associates	-3	3	-14	-37	-32
Dividends received from associates	0	-	10	6	11
Change in inventory, accounts receivable and accounts payable	-49	-45	-1,109	-210	-728
Change in other current operating assets and liabilities	4	-3	67	-49	56
Net cash flow from operating activities	93	98	-528	1,185	719

Proceeds from sale property, plant, equipment (PPE) and intangible assets	61	-	5	1	42
Purchase of PPE and intangible assets	-112	-97	-449	-568	-353
Proceeds from sale of operations, net of cash disposed	-	-	-	66	349
Purchase of operations, net of cash acquired	-	-1	-78	-12	-22
Proceeds from sale of shares and other investments	n/a	n/a	72	12	304
Purchases of shares and other investments	-4	-	-0	-1	-192
Net cash flow from investing activites	-55	-97	-450	-501	127

Proceeds from borrowings	326	113	3,311	631	n/a
Payment of borrowings	-535	-6	-1,713	-905	-588
Net change in drawing facilities	78	-7	-22	83	n/a
Interest received	n/a	n/a	5	5	5
Interest paid	-40	-16	-77	-46	-54
Received/(paid) other financial items	-	-	-14	34	20
Acquisition of non-controlling interests	-18	-	-7	-	-
Paid dividends, including distribution to non-controlling interests	-	-	429	-511	-140
Change in treasury shares	-	-	0	0	-0
Net cash flow from financing activities	-188	85	1,054	-710	-797

Foreign currency effect	9	-20	-26	6	9
Net change in cash and cash equivalents for the period	-141	67	51	-19	58

Cash and cash equivalents at the beginning of the period	510	459	459	479	420
Cash and cash equivalents at the end of the period	369	526	510	459	479

5.3.4	Operating segments

Cermaq has two operating segments: fish feed production (EWOS) and fish farming (Mainstream). The operating income for the segments for the years ended 31 December 2010, 2011 and 2012 and the three months ended 31 March 2013 and 2012 are set out in the table below:

	For the three months ended 31 March		For the year ended 31 December
	Unaudited		Audited
NOK million	2013	2012	2012	2011	2010
Feed	2,010	1,861	10,276	9,367	7,388
Farming	1,238	757	3,267	3,593	3,502
Other/activities	3	19	32	58	301
Eliminations	-391	-309	-1,793	-1,383	-1,200
Total operating revenue	2,860	2,328	11,782	11,634	9,991

5.4	Business description

Cermaq has one strategic business area; aquaculture, which consists of fish feed production (EWOS) and fish farming (Mainstream). Fish feed involves the production and sale of fish feed. Fish farming involves the breeding and on-growing, harvesting, processing, sale and distribution of salmonid species. The company also has investments in companies which are not regarded as core business, most of which Cermaq has stated will be divested when the conditions are favourable.

5.4.1	Fish feed

5.4.1.1	General

Cermaq’s fish feed operations are organised in the EWOS business unit. EWOS is one of three major global salmonid fish feed companies.

EWOS supplies extruded feed for the full life cycle from hatch to harvest of salmonids and pangasius. Feed is also supplied for a number of other seawater and freshwater fish species, positioning EWOS to take part in the expected growth within these species.

EWOS is present in all of the four large salmon-producing countries, with three production facilities in Norway, and one in each of Chile, Canada and Scotland, in addition to its production presence in the pangasius feed market in Vietnam. Production and sales are run locally in each region. The EWOS companies cooperate closely on functions such as purchasing, product development, R&D, marketing and information systems. In addition to supplying local markets, EWOS also exports feed into a range of countries both in Europe and in Asia.

5.4.1.2	EWOS Canada

EWOS Canada has its main activities in Surrey outside Vancouver on the west coast of Canada. The company’s plant, administration and sales management are all based there. The company also has a sales office in Campbell River.

5.4.1.3	EWOS Chile

EWOS Chile has concentrated its main activities in Coronel (plant) and in Puerto Montt (sales and administration).

5.4.1.4	EWOS Norway

EWOS Norway has its head office in Bergen. The company has three plants of which the largest one is in Florø (Sogn & Fjordane) and two smaller plants are in Halsa (Nordland) and Bergneset (Troms). Sales offices are located along the coast from Bergen in the south to Tromsø in the north.

5.4.1.5	EWOS Scotland

EWOS Scotland is based in Westfield outside Edinburgh, where the plant, administration and sales organisation are located.

5.4.1.6	EWOS Vietnam

EWOS Vietnam is a joint venture with a local partner Anova Corporation Group (“Anova”). The company produces feed for the pangasius feed market in South East Asia. Pangasius is a white fish and when the joint venture was established in 2010 it was the first time EWOS entered into a feed market for non-salmonid species. EWOS Vietnam has its plant in Ben Luc, Long An Province outside Ho Chi Mihn City. It has a sales office in Can Tho, a research facility in Vinh Long and an office in Ho Chi Mihn City. As at the date of this Offer Document, Cermaq owns 51 per cent of EWOS Vietnam. It has been agreed between Cermaq and Anova that Cermaq shall take over Anova’s minority stake in EWOS Vietnam in 2013. See section 5.6.2 “—Material agreements—Acquisition of shares in Advance Nova Aquafeed” below for a further description of the joint venture.

5.4.1.7	EWOS financials

In 2011, EWOS passed a total production of 1 million tonnes fish feed and in 2012 EWOS’ sales growth of 12 per cent exceeded market growth. Total sales for the year 2012 ended at 1.208 million tonnes with revenues of NOK 10,276 million and an EBIT pre fair value of 713 million. EWOS had a total of 1,024 employees, including EWOS Innovation, EWOS’ R&D operations.

5.4.2	Fish farming

5.4.2.1	General

Cermaq’s fish farming operations are organised in the Mainstream business unit, one of the largest players in the global salmon farming industry. Mainstream has operations in Chile, Canada and Norway, and produces Atlantic salmon, trout and coho salmon. Mainstream employs more than 4,500 people. The Mainstream companies cooperate closely on quality and fish health issues.

5.4.2.2	Mainstream Chile

Mainstream Chile produces three species; Atlantic salmon, coho salmon and trout, and covers the value chain from brood fish to value added processing. The company has 12 land based freshwater sites and is present in three lakes for smolt production (coho and trout). In 2012, all Atlantic smolt stocked was produced in land based facilities. The company has 89 sea water lisenses and four processing plants. Most of the seawater sites for coho and trout are located in the area of Chiloé Island, in region X, (Región Los Lagos), while almost half of the Atlantic salmon is produced in region XI (Región de Aysén del general Carlos Ibáñes del Campo) and XII (Región de Magallanes y la Antártica Chilena). The company is managed from the head office in Puerto Montt in Region X. In October 2012, Mainstream Chile acquired the salmon farming company Cultivos Marinos Chiloé S.A. (“CMC”). CMC has a normalised annual production capacity of approximately 32,000 tonnes gutted weight equivalents (“HOG”), and is therefore a significant contribution to Mainstream Chile’s production capacity. See section 5.6.1 “—Material agreements—Acquisition of Cultivos Marinos Chiloé S.A.” below for a further description of CMC.

5.4.2.3	Mainstream Canada

Mainstream Canada operates both on the west and east coasts of the Vancouver Island in British Columbia. The company produces Atlantic salmon and has 27 seawater sites and three freshwater sites. Salmon is processed at an owned facility in Tofino and under contract at a processing plant near Campbell River. All operations are managed from the head office in Campbell River.

5.4.2.4	Mainstream Norway

Mainstream Norway produces Atlantic salmon with operations in Nordland (17 licenses and two processing plants) and in Finnmark (27 licenses and one processing plant). Mainstream Norway has four freshwater sites, all of which are located in Nordland. The head office is located in Steigen, Nordland.

5.4.2.5	Mainstream financials

The reported operating revenue for Mainstream was NOK 3.3 billion in 2012. This was a decrease of 8 per cent from 2011 (NOK 3.6 billion). Compared to 2011, sales volume grew by 10 per cent, to a total of 120,000 tonnes HOG of salmon and trout delivered during 2012. CMC was consolidated into Cermaq’s accounts from the fourth quarter in 2012. If CMC had been consolidated into Cermaq’s accounts for the full year 2012, total sales volumes for Mainstream’s operations in 2012 would have been 139,000 tonnes HOG. EBIT pre fair value showed a loss of NOK 102 million in 2012, down from a profit of NOK 772 million in 2011.

5.4.3	Non-core business

Cermaq has investments in companies which are not regarded as core business. Cermaq has stated that most of this portfolio will be disposed of when the conditions are favourable. The most important companies in this portfolio are the Norwegian companies Norgrain AS and Denofa AS.

5.4.3.1	Norgrain AS

Norgrain AS is trading raw material for animal and fish feed production in Norway as well as providing logistic services to feed producers in Norway. The business is based on highly specialised and skilled employees that can meet customer needs in a cost efficient way. The company has six employees located in Oslo and Stavanger. Norgrain AS is well positioned through a combination of market expertise in international agricultural commodities and excellent logistics solutions. Cermaq holds 72.5 per cent of the shares in the company.

5.4.3.2	Denofa AS

Denofa AS has a strong position within the Nordic market as a supplier of oils, proteins and lecithin to the food manufacturing and animal feed industries, both in Norway and in other countries. Denofa AS operates from Fredrikstad in Norway and has 60 people employed at the plant. Denofa AS performed very well through 2011, with revenues of approximately NOK 1,478 million. In July 2009, Norgrain AS sold its majority share in Denofa AS to the Brasilian company Amaggi, a division of the André Maggi Group. Amaggi and Norgrain AS entered into a shareholders agreement including an option for Norgrain AS to sell its remaining shares in Denofa AS to Amaggi after four years at a predetermined price. Norgrain AS currently owns 49 per cent of the shares in Denofa AS.

5.5	Board of directors, management, employees and auditor

5.5.1	Board of directors

The current board of directors in Cermaq comprise eight directors (of whom five are elected at the general meeting and three are representatives of the employees in Norway).

Name	Position
Bård Mikkelsen	Chairman of the board
Rebekka Glasser Herlofsen	Vice chairman
Åse Aulie Michelet	Board member
Helge Midttun	Board member
Reidun Karlsen	Board member, employee representative
Jan Helge Førde	Board member, employee representative
Ted Andreas Mollan	Board member, employee representative

5.5.2	Management

The following table lists the present members of Cermaq’s executive management, including their positions as at the date of this Offer Document.

Name	Position
Jon Hindar	Chief executive officer (CEO)
Tore Valderhaug	Chief financial officer (CFO)
Synne Homble	Director legal and corporate functions
Geir Molvik	Chief operating officer (COO) farming
Geir Sjaastad	Project director
Einar Wathne	Chief operating officer (COO) feed

5.5.3	Employees

Pursuant to Cermaq’s Annual Report, Cermaq employed 5,993 people as per 31 December 2012.

5.5.4	Auditor

Cermaq’s auditor is Ernst & Young AS, business registration number 976 389 387, having its registered address at Dronning Eufemias gate 6, 0191 Oslo, Norway.

5.6	Material agreements

Since 1 January 2010, Cermaq has reported to have entered into the following material agreements outside the ordinary course of business:

5.6.1	Acquisition of Cultivos Marinos Chiloé S.A.

On 1 October 2012, Cermaq entered into an agreement with the shareholders of Cultivos Marinos Chiloé S.A. to acquire 100 per cent of the shares in the company, a medium sized salmon farming company with production of Atlantic salmon and trout in the regions Los Lagos (X) and Aysén (XI) in Chile. CMC owns 12 smolt facilities and two processing plants with value added processing capacity. CMC controls a total of 29 licenses, of which 20 are in region Los Lagos and nine are in region Aysén giving an annual farming capacity of approximately 32,000 tonnes HOG equivalents. Three licenses are rented from other farmers and the remaining licenses are owned by the company. In addition to the existing production, CMC has applied for four new licenses in region XI and 58 new licenses in region XII. There is no knowledge as to if and when such applications may be approved. At the time of acquisition, CMC had approximately 1,500 employees.

The transaction was completed on 5 October 2012. The total enterprise value was USD 110 million (NOK 627 million), of which a cash consideration of USD 15.4 million (NOK 88 million) was paid to the shareholders.

Acquiring CMC enables Cermaq’s production capacity in Chile to increase by almost 50 per cent and strengthen Mainstream Chile’s ability to control neighbourhoods where the company is present. After the acquisition, Mainstream Chile will be operating in three new neighbourhoods, out of which two will be fully controlled. Balancing the company’s operations between all three regions is one of the four cornerstones in Cermaq’s strategy for sustainable farming operations in Chile. Furthermore, the transaction will increase Cermaq’s activity within value added processing as more than 90 per cent of CMC’s production is supplied as portions, filets and smoked salmon to customers.

CMC was consolidated in the Cermaq’s accounts from 5 October 2012. CMC contributed with NOK 294 million in revenues and had a net loss of NOK 9 million in the period between the date of consolidation and 31 December 2012. If CMC had been included from the beginning of the year, the effect on revenues would have been NOK 838 million and a net loss of NOK 166 million, excluding interest expenses related to the financing of the acquisition and excluding eliminations. The numbers are not necessarily indicative of the result of operations which actually would have been the result had the acquisition been effective from the beginning of the reporting period or of future results.

5.6.2	Acquisition of shares in Advance Nova Aquafeed

On 17 December 2010, Cermaq entered into an agreement with Anova Corporation Group to acquire 51 per cent of the shares in the company Advance Nova Aquafeed in Vietnam, a feed producer for farmed white fish species like pangasius and tilapia. The transaction was completed on 1 April 2011 by a total consideration of NOK 29.5 million via a combination of share acquisition from Anova and capital contribution in the acquired company. Cermaq gained control through the shareholder agreement. The value was set based on fair value after negotiations between the parties. Advance Nova Aquafeed has been renamed to EWOS Vietnam JSC. EWOS Vietnam was consolidated in Cermaq’s accounts from 1 April 2011.

Obtaining control of EWOS Vietnam enabled Cermaq to enter into the non-salmonids feed production, in particular the pangasius farming market.

5.6.3	Sale of shares in Aqua Gen AS

In January 2013 Cermaq announced the sale of its 12.34 per cent stake in Aqua Gen AS to Aqua Gen AS’ majority owner EW Group GmbH for a consideration of NOK 70 million. The transaction resulted in a booked gain under net financial items of NOK 56 million in the fourth quarter of 2012.

5.6.4	Sale of Chilean processing plant

In the first quarter of 2013 Mainstream Chile sold the processing plant in Calbuco. The sale resulted in a reported gain of NOK 46 million.

5.6.5	Acquisition of shares in Copeinca

In April 2013 Cermaq entered into irrevocable agreements with several of the largest shareholders in Copeinca, including Dyer Coriat Holding SL and Weilheim Investments SL, holding in total 22,663,230 shares in Copeinca, to sell their shares in Copeinca at a price of NOK 59.70 per share, out of which 40 per cent will be paid in cash and 60 per cent in shares in Cermaq. Shareholders holding 342,373 shares have entered into irrevocable agreements to sell their shares for NOK 59.70 per share in cash. In addition, Cermaq has purchased 11,700,000 shares in Copeinca through a directed issue of new shares and 852,993 treasury shares from Copeinca. Shortly thereafter, Cermaq launched a voluntary cash offer for the remaining shares in Copeinca with a consideration of NOK 59.70 per share. Cermaq has after the announcement of the intention to bid for the entire company purchased shares so that the total ownership at the date of this Offer Document is 19.4 per cent. To finance Cermaq's offer for Copeinca, Cermaq intended to raise capital through i.e. a rights issue. On Cermaq's annual general meeting on 21 March 2013, the board's proposal to carry out the rights issue did not achieve the necessary majority of votes and was therefore not approved. On 23 March 2013, Cermaq issued a statement declaring that the voluntary offer for all the shares in Coepinca would not be completed.

5.7	Legal and arbitration proceedings

Cermaq has not reported to be involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened) over the last 12 months which may have, or have had in the recent past significant effects on Cermaq’s financial position or profitability.

5.8	Significant change in Cermaq’s financial or trading position sine 31 December 2012

Cermaq has not reported any significant changes in the company’s financial or trading position between 31 December 2012 and the date of this Offer Document other than as set forth below:

(i)
In January 2013, Cermaq increased the bond issue Cermaq ASA 12/17 FRN (ISIN: NO001065771.1) with NOK 300 million to a total loan amount of NOK 900 million. Settlement date for the increase was 17 January 2013.

(ii)
In April 2013, Cermaq entered into irrevocable agreements with several of the largest shareholders in Copeinca which will sell their shares in Copeinca at a price of NOK 59.70 per share. In addition, Cermaq has purchased 11,700,000 shares in Copeinca through a directed issue of new shares and 852,993 treasury shares from Copeinca. The total ownership at the date of this Offer Document is 19.4 per cent. For further information see section 5.6.5 “—Material agreements—Acquisition of shares in Copeinca”.

(iii)
In January 2013 Cermaq sold its 12.34per cent stake in Aqua Gen AS to Aqua Gen’s majority owner EW Group GmbH for a consideration of NOK 70 million. For further information see section 5.6.3 “—Material agreements—Sale of shares in Aqua Gen AS”.

5.9	Significant trends and events

Cermaq has not reported any significant trends or events between 31 December 2012 and the date of this Offer Document nor any significant trends or events that are reasonably likely to have a material effect on Cermaq’s prospects for the current financial year other than as set forth below:

5.9.1	Mainstream Chile

The consolidation of CMC and higher than expected coho volumes led to an 89 per cent increase in volumes sold in the fourth quarter compared to last year. Achieved average price per kilogram for Coho and trout dropped approximately 32 per cent and 19 per cent. Still, a continued challenging situation for some Atlantic salmon sites is experienced due to presence of SRS as well as in general a high level of sea lice in the industry. The increased cost for Atlantic salmon and trout compared to first quarter last year are mainly due to harvesting from sites with low performance due to a more challenging sanitary situation.

5.9.2	Mainstream Norway

Profit increase compared to last year on the back of significantly improved sales prices as well as higher volume. Finnmark experienced higher production cost and poor performing sites including the PD site at Tuvan, Finnmark. The PD outbreak has impacted the result through lower sales prices and increased cost due the low harvest weight. A higher than normal incident of winter wounds has significantly reduced the level of premium quality (reduced superior share).

5.9.3	Mainstream Canada

Realised prices were significantly higher than the previous period. Production costs are down despite lower biomass due to the culling of two IHN sites in 2012.

5.9.4	EWOS

Volumes dropped in the period mainly due to a decrease in Norwegian volumes on the back of lower sea temperatures which again translates to lower feed consumption. Chile and Norway reported higher revenues despite lower sold volumes as increased unit prices caused by higher raw material prices more than offset the volume effect.

5.9.5	Expected trends and events

With the exception of the Transaction, the Company does not anticipate any new regulatory requirements, commitments and/or events that may materially affect Cermaq’s financial or operating position for the current year.

6	MARKET DESCRIPTION

6.1	Market overview

The principal market for Marine Harvest is related to the supply of salmon.

The salmon sector is a relatively small but fast growing part of the global protein supply. As can be seen from the figure below, total global protein consumption for 2008 was estimated to approximately 180 million tonnes live weight (“WFE”), of which only 11 million tonnes WFE was related to seafood.

Figure 1: Protein sources for human consumption, 2008, million tonnes WFE

Source: FAO, Population Division of the Department of Economic and Social Affairs of the United Nations Secretariat, World Population Prospects: The 2010 Revision, Marine Harvest Salmon Farming Industry Handbook 2013

Even with an increase in production of Atlantic salmon of more than 600 per cent since 1980, total global supply of salmonids is still marginal compared to most other seafood categories. Whitefish is about ten times larger and consists of a much larger number of species. Farming of whitefish is less industrialised than farming of salmon and is mostly done in Asia. The largest salmonid specie is Atlantic salmon, with other notable species being coho and trout.

Figure 2: Seafood species volumes 2011, million tonnes WFE

Source: FAO, Marine Harvest Salmon Farming Industry Handbook 2013

The supply of salmon has been growing rapidly over the last several years, as illustrated from the figure below.

Figure 3: Atlantic salmon supply and demand, million tonnes WFE

Source: Kontali

6.2	Market drivers

The historical growth within the salmonid value chain is principally driven by increasing population, increasing wealth, limitations on catch, consumer appeal and the sustainability of salmon farming.

6.2.1	Increasing population

The last half century has seen a rapid growth in global population from 2.5 billion in 1950 to 6.9 billion in 2010, largely as a result of medical advances and substantial increases in agricultural productivity. The global population is forecasted to grow by a further 2.4 billion to 9.3 billion between 2010 and 2050, 96 per cent of which is expected to come from the developing world. This increase in population is expected to provide fundamental support for growth in total protein demand.

Figure 4: World population, billion

6.2.2	Increasing wealth

Overall protein consumption increases as the population become wealthier. In particular there is a strong historical correlation between per capita income and demand for animal protein. Animal protein consumption levels increase with growth in disposable income. This effect is particularly significant for pre-tax gross domestic product (GDP) per capita between USD 2,000 and USD 20,000. The range of incomes includes most of the major emerging markets (China, Brazil, Russia, India and others), where animal protein intake has the potential to increase from current levels to 60 per cent of total protein consumption as seen in the major developed markets.

6.2.3	Limitations on catch

Wild fish captures reached peak levels in the 1990s but have in recent years returned to broadly constant levels of 50 million tonnes per year. This is most likely due to production reaching the maximum long-term sustainable potential of the world’s marine capture fisheries. Today 3/4 of the major marine fish stocks are either depleted, overexploited or being fished at their biological limit. As a result, virtually all growth in fish production will occur from aquaculture.

Figure 5: Farmed and wild Atlantic salmon in thousand tonnes WFE

Source: Kontali Analyse, FAO, OECD

Note: Graph sourced from Marine Harvest Salmon Farming Industry Handbook 2013

6.2.4	Consumer appeal

Protein provides essential amino acids for the body that are a vital source of energy and important during growth and development, and fish is one of the best sources from which the body can obtain these. These health benefits of salmon help to drive a strong consumer appeal. Atlantic salmon is a high-protein, low-fat meat that provides a range of health benefits. Atlantic salmon, white-fleshed fish, such as cod, pangasius and tilapia, are low in saturated fat compared to other sources of animal protein, especially red meat. A high intake of saturated fat can lead to an increased risk of cardiovascular disease, cancer and other related disorders. Fish such as salmon are also rich in omega-3 fatty acids in contrast to other meats. It has been demonstrated that healthy sources of omega-3 fatty acids help reduce the risk of various diseases and disorders.

Salmon is also more than omega-3s and cannot be substituted by taking supplements. Salmon contains highly digestible protein with all amino acids needed in a balanced diet as well as being a rich source of vitamins and minerals.

Figure 6: Protein content across various sources

Source: USDA National Agriculture Library

In the face of increasing obesity and decreasing food health standards, governments and food and health advisory bodies in Europe and the U.S. are actively encouraging their populations to consume more fish as part of their diets. The U.S. National Institute of Health, the UK National Health Service, the Norwegian Ministry of Health and Care Services and several other national health organisations, recommend people of all ages to eat fish at least twice a week in order to achieve optimal health benefits.

6.2.5	Sustainability

Two key measures of economic and resource efficiency of animal protein production are the feed conversion ratio and the edible yield. Both of these measures indicate that Atlantic salmon has a competitive advantage compared to other farmed animals.

The feed conversion ratio measures the kilograms of feed needed to increase the animal’s bodyweight by 1 kilogram. For farmed salmon the ratio is only ~1.2 kilograms of feed per additional 1 kilogram of body weight, significantly below other animals. Furthermore, most of the fish is edible (salmon has an edible yield of 68 per cent, sea bream 54 per cent and cod 47 per cent). Other sources of meat have higher levels of waste or non-edible meat (i.e. lower edible yields). These advantages are particularly important in emerging markets, especially China, where food security is considered a strategic issue at the governmental level. As a result, aquaculture is seen as an important future source of protein and there is strong support for the expansion and industrialisation of the industry.

Figure 7: Sustainability metrics across key protein sources

Source: Norwegian University and Life Sciences (2002), Marine Harvest Salmon Farming Industry Handbook 2013

6.3	Activities across the salmon supply chain

The figure below illustrates the aquaculture value chain. Marine Harvest is active within feed, farming and value added processing, which will be described in the following.

Figure 8: Salmon supply chain

6.4	Feed

Salmonid feed is created by converting various raw materials such as fishmeal, vegetable meal, animal proteins and fish/vegetable/animal oils into fish feed.

6.4.1	Overview

Salmonid feed producers have in recent years enjoyed significant growth, driven by increased demand from salmon farmers. Furthermore, capacity has been stretched, which has allowed feed producers to earn high returns on capital. Growth is however looking somewhat more limited over the coming years, due to limited short-term opportunities for increased growth within salmon farming.

Historically, feed producers have relied heavily on fish meal and fish oil as ingredients for fish feed. In an effort to focus on sustainability, and in order to reduce dependency on marine ingredients, feed producers have put significant efforts into substituting fish meal and fish oil with other feed stocks such as agricultural crops and other oils. EWOS has been particularly successful with reducing the marine content in its feeds. The figure below illustrates the development in marine ingredients in EWOS’ feed:

Figure 9: Marine ingredients in EWOS feeds

6.4.2	Industry structure

The three largest players in the global feed sector are Skretting, EWOS and BioMar. In addition, Marine Harvest will enter the industry through its greenfield development.

EWOS (Norway): EWOS is an international player in the production of feed for the fish farming industry producing primarily feed for salmon and trout. EWOS is the world’s number one supplier of salmonid feed by volume. EWOS is a part of Cermaq. EWOS has facilities in all key salmon farming regions, including Norway, Chile, Canada and the UK. In addition, EWOS has activities in Vietnam focusing on delivering feed to pangasius. EWOS delivered 1,208,000 tonnes of feed in 2012. From these operations, EWOS exports feed to a range of countries in Europe, South America, Asia, Russia, and to the U.S.

Skretting (Netherlands): Skretting is the world leader in the production and supply of feed for farmed fish and shrimp. Skretting has operating companies on five continents to produce and deliver feeds from hatching to harvest for more than 50 species of farmed fish and shrimp. Skretting is wholly owned by the international feed group Nutreco.

BioMar (Denmark): BioMar is the world’s third-largest manufacturer of quality feed for industrial fish farming.  BioMar is head-quartered in Aarhus and has production in Norway, Scotland, Denmark, France, Spain, Greece and Chile. The company is wholly owned by Schouw & Co.

Marine Harvest (Norway): Marine Harvest has traditionally focused on salmon farming and value added processing. In 2012, Marine Harvest however announced its intention to enter into feed production through establishment of a 220,000 tonnes facility in Norway.

6.5	Farming

Salmon farming entails transforming salmon spawn into a full-grown salmon of 4-5kg over a process of 24-40 months.

6.5.1	Overview of key production regions

Location is of great importance within salmon farming, as the seawater temperature and currents have a major impact on the growth and well-being of the salmon. Salmon is a cold-blooded animal, and the optimal temperature range for Atlantic salmon is 8-14 degrees Celsius. High seawater temperatures lead to increased risk for diseases, while cold temperatures lead to mass mortality. As a result, the production of farmed salmon takes place in countries that have low and stable seawater temperatures and an extensive shoreline.

Figure 10: Harvest of Atlantic salmon across regions in tonnes WFE

Source: Kontali

Norway is by far the largest producer of farmed salmon globally and has the most developed aquaculture industries. Harvest of Norwegian salmon has grown by 10 per cent annually since 2007 and was approximately 1,183,000 tonnes WFE in 2012. The growth has been supported by an increase in the number of licenses; up from 929 in 2007 to 963 in 2012, corresponding to an annual growth of 1 per cent. The main driver of increased harvest is however related to an improved utilisation of each license. Utilisation of each license is regulated through the maximum allowed biomass, which stipulates that the biomass within each license should at no point exceed 780 tonnes WFE (945 in Troms and Finnmark). Norwegian salmon farmers have in recent years significantly increased their utilisation of each license, and are now reaching the limit of the maximum allowed biomass. Norwegian authorities are planning to issue approximately 5 per cent new license capacity during 2013. But with limited room for continued improvement of the utilisation of each license, growth is generally expected to slow down in the short term future.

Figure 11: Utilisation of licenses in Norway

Source: Kontali

Over the last 20 years Chile has developed into one of the most important aquaculture producers globally and is now the second largest producer of salmonids. Atlantic salmon is the main specie, but there is also significant production of coho salmon and rainbow trout. Chilean production has in recent years been significantly impacted by challenging biological conditions. Disease problems in Chile started escalating after 2005 and by 2007 the consequences of a lack of focus on health management became apparent. The disease and sea lice problems resulted in poor biological performance. Mortality increased rapidly as a result of the appearance of the ISA virus and the growth of fish reduced, sharply affecting yields. As a result there was a 68 per cent drop in Atlantic salmon harvest between 2008 and 2010. In response to the biological challenges, Chilean authorities have sought to revamp the regulation of the Chilean salmon farming industry. The new regulation have strengthened the rules for revoking a license, have lowered the threshold for which events that can lead to revocation, eliminate overlapping regulatory regimes and impose potential reduction in production in cases of high density.

The UK has been the third largest producer of salmonids, after Norway and Chile, for many of years. However, while the production volumes have more than doubled and tripled in Norway and Chile respectively, the volume harvested in the UK has remained relatively stable over the last 10 years. The main factors that have limited the growth of aquaculture in the UK are the lack of availability of suitable sea sites and the reluctance of the regulatory authorities to grant new licenses. Despite these limitations, the high market prices following the ISA crisis in Chile fuelled optimism and harvest has increased by 3 per cent annually from 2007 to 2012. Even though production growth in the UK has not kept pace with Chile and Norway, the market is well managed with strong infrastructure and strict regulatory control. There are also well established home and export markets, most of which are willing to pay a premium price for Scottish products.

Canada is the World’s fourth largest producer of Atlantic salmon, and has been growing by 2per cent annually from 2007 to 2012. The Canadian production has been impacted by events causing elevated mortality (e.g. algae blooms), and several Norwegian salmon farmers have experienced low profitability in Canada. Hence production growth is lower in Canada than it has been for Norway and Chile.

Other producers include the Faroe Islands, Ireland and Australia.

6.5.2	Industry structure

Historically, the salmon industry has been made up by many, small firms. This has been the case in Norway, and to some degree in Scotland and in Chile. During the last decade the salmon farming industry has been through a period of consolidation in all regions.

Figure 12: Number of players that comprise 80 per cent of production

Source: Kontali

The four largest salmon farmers by farming volume are Marine Harvest, Lerøy, Cermaq and SalMar.

Marine Harvest (Norway): Marine Harvest is the world’s largest salmon farmer, with a 2012 harvest of 392,306 tonnes HOG. Marine Harvest is present in all key production regions, but the bulk of production is from the mid and southern parts of Norway.

Lerøy (Norway): Lerøy is the world’s second largest salmon farmer, with a 2012 harvest of 153,403 tonnes HOG. Lerøy has predominant production activity in Norway and the UK, through its 50/50 joint venture with SalMar.

Cermaq (Norway): Cermaq is the world’s third largest salmon farmer, with a 2012 harvest of 119,600 tonnes HOG. In 2012, 43 per cent of sold volume derived from  Norway, 42 per cent from Chile, and 16 per cent from Canada. In 2013, Cermaq’s Chilean exposure will be greater, as the acquisition of CMC will be fully consolidated into Cermaq’s figures. Through its Chilean operations, Cermaq has significant farming of coho and trout. In 2012, Cermaq harvested a total of 16,000 tonnes HOG of coho and 12,000 tonnes HOG of trout; in combination corresponding to 23 per cent of Cermaq’s total harvest.

SalMar (Norway): Salmar is the third largest salmon farmer in Norway, where it owns 81 licenses. Salmar also owns 50 per cent of Norskott Havbruk AS, which owns 100 per cent of Scottish Sea Farms Ltd, Great Britain’s second-largest salmon farmer with production capacity in excess of 30,000 tonnes HOG. In addition, Salmar owns 14.9 per cent of P/F Bakkafrost, a listed Faeroe Island fish farming company. Salmar operates a comprehensive processing activity, co-located with SalMar's main office at Frøya in Sør-Trøndelag.

6.6	Value added processing

Salmon processing can be divided into primary and secondary processing. Primary processing includes slaughtering and gutting and is typically undertaken by the salmon farmer. Secondary, or value added processing (“VAP”) entails removing the head, filleting, fillet trimming, portioning, marinating or cooking the salmon. Secondary processing requires different processing facilities than primary processing and is often undertaken by dedicated salmon processing companies.

6.6.1	Overview of key markets

The EU, the USA, Japan and Russia are the main markets for Atlantic salmon, as can be seen from figure below.

Figure 13: Demand of Atlantic salmon across markets in tonnes WFE

Source: Kontali

EU is the world’s largest market for Atlantic salmon. In the EU, the supply of Atlantic salmon increased from 706,700 tonnes WFE in 2007 to 914,400 tonnes WFE in 2012, constituting an annual increase of 5 per cent. Growth was especially large in 2012, where demand in the EU markets increased by 17 per cent relative to 2011. This was driven by a drop in the salmon price, as the salmon price was low in 2012 relative to other years. The bulk of the salmon supplied to the EU market is exported from Norway and the UK.

USA is the world’s second largest individual market for Atlantic salmon. The supply of Atlantic salmon to the U.S. market was approximately 344,800 tonnes WFE in 2012, up by an average 2 per cent annually from 2007. Growth was negative in 2007-10, due a significant drop in the supply of salmon from Chile in those years. The U.S. market is predominantly supplied by the Chilean and Canadian salmon farmers.

Russia has during the last couple of years increased its importance as a major market for Atlantic salmon. The total supply of Atlantic salmon to the Russian market was approximately 171,700 tonnes WFE in 2012, up from 72,600 tonnes WFE in 2007, constituting a 19 per cent annual increase over a 5-year period. Norway is by far the largest supplier of Atlantic salmon to the Russian market.

Japan is another key market for salmon. The supply of Atlantic salmon to Japan has increased by 8 per cent annually from 2007 to 2012. Japan has traditionally had much higher seafood consumption per capita than any other country in the world. However, the major part of Japanese seafood consumption is traditional fish species. And even within salmonids, Atlantic salmon constitutes a relatively small segment in Japan compared to large trout and coho. The main suppliers of Atlantic salmon to Japan are Norway and Chile.

Other markets include Eastern-European countries not part of the EU, Asian countries including China and Brazil. These markets are experiencing substantial population and income growth, and the salmon markets have grown by 13 per cent annually in the period from 2007 to 2012.

6.6.2	Industry structure

The salmon processing industry is fragmented, with more than 4,000 players in Europe alone. Most of the companies are fairly small, but there are also several companies of significant size involved in the secondary processing industry.

Morpol (Poland): Morpol is the world’s largest salmon processor with a 2012 production of approximately 68,000 tonnes. Morpol’s major production site is located in Ustka (Poland), but the company has also been investing significantly into processing capacity in the UK, as well as slicing and packing sites in Germany and France. Morpol’s main markets are Germany, France, the UK and Italy, but Morpol also supplies frozen products to the U.S. and specialty sushi products to Japan. In addition to its value added processing activities, Morpol harvested a total 29,768 tonnes HOG of salmon from sites in Norway and the UK. Marine Harvest is the largest shareholder in Morpol, with a shareholding of 87.1 per cent as of the date of this Offer Document.

Labeyrie (France) is the second largest salmon processor selling most of its products to France, but Labeyrie products are also found in UK, Spain, Italy and Belgium.

Marine Harvest (Norway): Marine Harvest has significant processing activities of both Atlantic salmon and other species. In Europe, Marine Harvest has capacity for 60,000 tonnes of finished VAP products from facilities in France, Belgium, Holland, the Czech Republic and Poland. In the Americas, Marine Harvest has processing capacity of 13,400 tonnes from plants in the USA and Chile. In Asia, Marine Harvest produced 2,100 tonnes of finished products at its’ processing plants in Japan in 2012.

Other noticeable players include Alfesca (Iceland), Meralliance (France), Suempol (Poland) and Friedrichs (Germany).

Most of the largest players are basing their processing on Atlantic salmon, producing smoked salmon, portions or ready meals with different packing as vacuum or modified atmosphere.

According to Kontali Analyse, in the EU in 2009 more than half of the Atlantic salmon went to retailers, while 45 per cent went to hotels, restaurants and catering. Of whole salmon and salmon fillets almost 2/3 were sold as fresh fish and about one third as frozen. In the EU, salmon fillets and smoked salmon have an equal market share of 32 per cent each, while whole fish has about 19 per cent.

Figure 14: European smoked salmon producers (2012E)

Source: Kontali Analyse

7	PRESENTATION OF MARINE HARVEST

7.1	General

Marine Harvest ASA is a public limited liability company organised and existing under the laws of Norway, registered with the Norwegian Register of Business Enterprises under business registration number 964 118 191 and with headquarter and registered business address at Sandviksbodene 77 A/B, 5035 Bergen, Norway. The Company’s main telephone number at that address is +47 21 56 23 00 and its website can be found at www.marineharvest.com.

Marine Harvest is the world’s leading seafood company and largest producer of farmed salmon with in total 6,389 employees and revenues of NOK 15,464 million in 2012.

The Shares are listed on Oslo Børs under the ticker “MHG” and are registered in the VPS under ISIN NO0003054108.

See section 7.5 “—Business overview” for a description of Marine Harvest’s business.

7.2	Legal structure of Marine Harvest ASA and its subsidiaries

7.2.1	Consolidated entities

The Company has ownership interest in the following companies as of the date of this Offer Document:

Company	Country	Ownership per cent

SUBSIDIARIES – NORWAY
Marine Harvest Holding AS	Norway	100
Marine Harvest Norway AS	Norway	100
Marine Harvest Ingredients AS	Norway	100
Sterling White Halibut AS	Norway	100
Marine Harvest Minority Holding AS	Norway	100
Marine Harvest Labrus AS	Norway	100

SUBSIDIARIES – AMERICA
Marine Harvest North America Inc.	Canada	100
Marine Harvest Canada Inc.	Canada	100
Englewood Packing Company Ltd.	Canada	100
Marine Harvest Chile S.A	Chile	100
Ocean Horizons S.A	Chile	100
Fjord Seafoods Chile S.A	Chile	100
Cultivadora de Salmones Linao S.A	Chile	100
Salmones Americanos S.A	Chile	100
Salmones Tecmar S.A	Chile	100
Salmones Lican S.A	Chile	100
Processadora De Productos Marinos Delifish S.A	Chile	100
Salmoamerica Corp	Panama	100
Aquamerica International Holdings S.A	Panama	100
Panamerica International Holdings S.A	Panama	100
Marine Harvest USA Holding LLC	USA	100
Ducktrap River of Maine LLC	USA	100
Marine Harvest USA LLC	USA	100

Company	Country	Ownership per cent

SUBSIDIARIES – ASIA
Marine Harvest China Co. Ltd.	China	100
Marine Harvest Hong Kong Cy Ltd.	Hong Kong	100
Marine Harvest Japan Inc.	Japan	100
Marine Harvest Food Service Inc.	Japan	100
Marine Harvest Korea Co. Ltd.	Korea	100
Marine Harvest Taiwan Co. Ltd.	Taiwan	100
Marine Harvest Singapore Pte Ltd.	Singapore	100

SUBSIDIARIES – EUROPE
Marine Harvest Pieters NV.	Belgium	100
Marine Harvest VAP Europe NV.	Belgium	100
Marine Harvest Central and Eastern Europe s.r.o.	Czech Republic	100
Marine Harvest Faroes P/F	Faroes	100
Marine Harvest VAP France SAS	France	100
Marine Harvest Appéti’ Marine SAS	France	100
Marine Harvest Boulogne SAS	France	100
Marine Harvest Rolmer SAS	France	100
Marine Harvest Lorient SAS	France	100
J.L. Solimer SARL	France	100
Marine Harvest Kritsen SAS	France	100
Marine Harvest Rennes SAS	France	100
Belisco Ehf	Iceland	100
Comhlucht Iascaireachta Fanad Teoranta	Ireland	100
Bradan (Maoil Rua) Teoranta	Ireland	100
Bradan Fanad Teoranta	Ireland	100
Bradan Prioseal Teoranta	Ireland	100
Fanad Pettigo Teoranta	Ireland	100
Feirm Farraige Oilean Chliara Teoranta	Ireland	90
Fanad Fisheries (Trading) Ltd.	Ireland	100
Silverking Seafoods Ltd.	Ireland	100
Marine Harvest Italia S.R.L.	Italy	100
Marine Harvest NV.	Netherlands	100
Marine Harvest International BV.	Netherlands	100
Marine Harvest Holland BV.	Netherlands	100
Marine Harvest Sterk Holding BV	Netherlands	100
Marine Harvest Sterk BV.	Netherlands	100
Marine Harvest Poland Sp. Zoo	Poland	100
Marine Harvest (Scotland) Ltd.	Scotland	100
Marine Harvest Spain, S.L.	Spain	100

7.2.2	Investments in associated companies

Associated companies are companies where the Company directly or indirectly has a significant ownership interest, ranging from 20 per cent to 50 per cent, and where the Company is able to exercise significant influence. Associated companies are recorded in the Group’s consolidated financial statements in accordance with the equity method. None of the associated companies are listed on a regulated market. As at the date of this Offer Document, the Company had invested directly or indirectly in the following main associated companies:

Company	Country	Ownership per cent

Nova Sea AS	Norway	48
Finnøy Fisk AS	Norway	45
Vågafossen Settefisk AS	Norway	48
Center for Acuaculture Competence AS	Norway	33

7.2.3	Investments in other shares

The following table list other shares and holdings where the Company did not directly or indirectly have significant influence as of the date of this Offer Document:

Company	Country	Ownership per cent

Aker Seafoods ASA	Norway	11.9
Morpol ASA	Norway	87.1
Stofnfiskur HF	Iceland	7.8
Norway Seafoods AS	Norway	11.9

See section 7.8.1 “—Material agreements—Acquisition of Morpol” for further information on the shares held in Morpol.

7.3	History and development of the Company

On 29 December 2006, Pan Fish ASA acquired Fjord Seafood ASA and Marine Harvest N.V. Pan Fish ASA was founded in 1992 and listed on Oslo Børs in 1997. Fjord Seafood ASA was founded in 1996 as Torgnes Invest ASA and was listed on Oslo Børs in 2000. Marine Harvest N.V. was founded in Lochailort, Scotland in 1965 and changed names and ownership several times before it was acquired by Pan Fish ASA in 2006 and Pan Fish ASA thereafter changed its name to Marine Harvest ASA. The most significant event of Marine Harvest ASA after the combination in 2006 was the acquisition of Morpol in 2012 and 2013 and the decision to enter the feed business in 2012.

7.4	Targets

Sustainability is a precondition for long-term value creation in salmon farming. The seafood industry must be environmentally sustainable to be profitable over the long term. Marine Harvest needs attractive financial results to have the financial strength to drive a sustainable development of its operations. This interdependency has led Marine Harvest to develop four equally important guiding principles; Profit, Product, People and Planet.

7.4.1	Profit

Marine Harvest’s profits hinge on its ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost-effectively and in a sustainable way, maintaining a good aquatic environment and respecting the needs of the wider society.

7.4.2	Product

Marine Harvest will not compromise on its ability to continually deliver assuredly healthy, tasty and responsibly produced seafood to its customers. Through this, long-term financial solidity will be delivered.

7.4.3	People

Neither employee safety, nor Marine Harvest’s employees’ self-respect and personal pride in their work can be compromised if Marine Harvest is to succeed as a company with good relationships with local communities.

7.4.4	Planet

All Marine Harvest’s operations and its long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. To maintain fish health, avoid escapes and minimise the environmental impact of Marine Harvest’s operations Marine Harvest need the best skilled people.

For each principle, Marine Harvest has defined specific ambitions with corresponding key performance indicators. Refining targets is an integrated part of budget and long term planning procedures, and achievement is reported on in operational review meetings with all business units, and in business review meetings with the business areas. Development and implementation of best practice are carried out through the global quality system, Qmarine, and the standard operating procedures contained in this system.

7.5	Business overview

7.5.1	Seafood value chain

Salmon farming follows the same production cycle as takes place naturally for wild salmon. The value chain has five linked phases: freshwater, seawater, harvesting, processing and distribution. Marine Harvest farms fish in several countries: Norway, Chile, Canada, Scotland, Ireland and on the Faroe Islands. Although some details of the way the farming is done may vary, the principles are the same everywhere. There are special names for the fish at each life stage. The sequence is:

(i)	Broodstock
(ii)	Spawning
(iii)	viable (eyed) eggs (A)
(iv)	alevins (B)
(v)	fry (C)
(vi)	parr
(vii)	smolt
(viii)	adult (D)

As illustrated by the figure below:

Throughout the farming sequence, from closed tanks on land to net cages in open water, Marine Harvest pays great attention to ensuring high standards of hygiene and fish welfare and to the sustainability of its activities. The sites for the farms must meet high standards with regard to factors such as water circulation, water quality, water temperature, depth beneath the pens and distance from other sites.

The life cycle of salmon starts in freshwater, and involves several stages in freshwater before the young salmon, or smolt, is ready for the sea. The freshwater phase takes approximately 10 to 16 months. After the freshwater phase, smolts are transferred to seawater in large tanks on trucks or in boats known as well boats. During the journey, the salinity of the water is gradually increased to approach the natural salinity of seawater. The smolts are kept in net pens in seawater for growing and maturation into adult salmon. After 12 to 18 months in seawater the fish have reached market weight of around 4.5 to 5.5 kg.

When the salmon in a pen have reached market weight, they are harvested. In Marine Harvest, the harvesting of fish — stunning, bleeding and gutting — are done in different ways, depending on the production region. Each region has the same priorities of quality, cost, fish welfare and working conditions for employees. Fish ready for harvest may be transported to the harvest station in a well boat, which has a large, aerated tank of water in which the fish are free to move around. Alternatively, a mobile harvesting station may travel to the farm. The fish may be gutted at the time of harvesting or at a central point prior to preparing the fish for sale.

Marine Harvest’s own processing activities take place in specialised facilities in Norway, Chile, Canada, Scotland, Ireland, Belgium, France, the Netherlands, the Czech Republic, Japan and USA. Following the acquisition of Morpol, processing will also take place in Poland. In all processing plants, Marine Harvest operates with high levels of quality and hygiene, meeting tough specifications from authorities and leading retailers around the world. Processing fish for sale as whole fish or fish products happens in two stages, known as primary and secondary processing.

The basic form in which fish is sold is directly after they have been gutted (head on or head off) which is called primary processing. Secondary processing is taking the gutted fish and preparing products ready for retail and food service. These are products such as fillets, steaks and portions. There is also a third stage, known as value added processing, where further preparation creates products that are for example, ready-to-heat or ready-to-eat.

After the fish has been processed, Marine Harvest uses a combination of road, rail, ship and air freight to transport the final product to the customers.

7.5.2	Marine Harvest’s business areas

From 1 April 2011, Marine Harvest changed its organisation and financial reporting from a geographical to a functional structure with two business areas; Farming, and Sales and Marketing. Along with this, the Group also changed its reporting structure. The purpose of the reorganisation was to strengthen the focus on the Group’s core activities, to devote more resources to marketing activities, to improve coordination and to facilitate development of best practices and value creation. A reorganisation of the Group’s technical team was implemented with effect from 1 February 2011 to better support the development of the two business areas.

During 2012, the Company decided to start transforming Marine Harvest from being a production driven farming company to become a fully integrated seafood protein producer. The Company believes that this transformation will enable Marine Harvest to capture greater values in the seafood value chain and help the Company address sustainability challenges in the industry. To achieve this position, the Board sanctioned investments in a feed plant in Norway and the acquisition of Morpol – the world’s leading processor of salmon. The feed plant will strengthen the Group’s production side, secure access to first class feed and improve traceability. The Morpol acquisition will, subject to approval by the relevant competition authorities, provide Marine Harvest access to state of the art processing technology and facilities, and provide access to markets where Marine Harvest currently has limited presence.

With the introduction of Fish Feed as a new business area, Marine Harvest has three business areas: Fish Feed, Farming, and Sales and Marketing, as illustrated in the chart below:

The business area Farming includes the farming operations in Norway, Scotland, Canada, Chile, Ireland and the Faroe Island. The business area Sales and Marketing includes the business unit Market, selling, marketing and to some extent secondary processing activities in Americas, Asia and Europe and the business unit VAP Europe. The business unit VAP Europe is processing and selling elaborated seafood in the European market, of which approximately 70 per cent is based on Atlantic salmon. The business area Fish Feed has not yet become operational.

For each business area, key profit ambitions have been identified (e.g. cost achievement in Farming and price and margin achievement in Sales and Marketing). The Group’s overall profit performance is benchmarked against peers based on total value creation in the form of operational EBIT per kg harvested back to country of origin. This implies that profit in Sales and Marketing related to salmon is included in the profit of salmon by country.

The revenues for the business areas for the years ended 31 December 2012, 2011, 2010 and the three months ended 31 March 2013 and 2012 are listed in the table below. Due to the change in reporting structure there are no comparable figures by operating segments for the year ended 31 December 2010.

	For the three months ended 31 March		For the year ended 31 December
	Unaudited		Audited
NOK million	2013	2012	2012	2011	2010
Farming	2,586	2,626	10,490	8,633	N/A
Market (Sales and Marketing)	3,113	3,097	12,617	12,738	N/A
VAP Europe (Sales and Marketing)	899	903	3,919	4,241	N/A
Other	-5	19	60	51	N/A
Rest of world	-	-	-	-	N/A
Eliminations	-2,896	-2,876	-11,743	-9,996	N/A
Total*	3,697	3,769	15,343	15,666	N/A
*Reveunes from main activity (third party end product sales)

Share of sales in the old reporting structure is listed below.

	For the three months ended 31 March		For the year ended 31 December
	Unaudited		Audited
NOK million	2013	2012	2012	2011	2010
Norway	N/A	N/A	N/A	N/A	7,983
Scotland	N/A	N/A	N/A	N/A	1,177
Canada	N/A	N/A	N/A	N/A	1,368
Chile	N/A	N/A	N/A	N/A	2,292
VAP Europe	N/A	N/A	N/A	N/A	4,522
Other	N/A	N/A	N/A	N/A	1,714
Eliminations	N/A	N/A	N/A	N/A	-3,903
Total	N/A	N/A	N/A	N/A	15,152

7.5.3	Fish Feed

Feed is a central cost component in production of Atlantic salmon. Feed is also important with regards to sustainability, and for the quality of the end product. Feed production is a new field of operation for Marine Harvest. The decision to introduce Fish Feed as a new business area in Marine Harvest was taken in October 2012. The business area will be staffed with a lean management consisting of the following positions; Formulation manager, Food safety manager, Purchasing manager, Logistics manager and Operational manager in addition to the COO and support functions. The COO and several of the other positions have been appointed and the remaining positions will be filled throughout 2013. Marine Harvest will network with external R&D organisations, in addition to utilising its own R&D staff, to secure the best possible feed for its fish.

Through establishing its first factory, Marine Harvest will increase its knowledge with regards to feed ingredients, and more importantly how to adapt the feed to its fish. Initially, Marine Harvest will invest in a plant located in Bjugn, Norway with a production capacity of 220,000 tonnes of feed. Land plot for the production facility has been secured and all permits (building, environmental, discharge etc.) are in place. Equipment supply contracts on 90 per cent of requirement are entered and the construction process was initiated 8 January 2013. The plant will be constructed with state of the art equipment and will be the most environmentally friendly feed plant in operation. The total budget for the plant is NOK 800 million, of which approximately NOK 550 million is to be paid during 2013. The plant is expected to start production in June 2014.

The location and the size of the plant have been decided based on the location of the majority of Marine Harvest’s seawater sites in Norway. The Group’s CO2 footprint will be reduced through an optimal logistical location. The investment in the feed factory has been evaluated on an independent financial basis, and is expected to give a favourable return on total capital employed.

The build-up of the feed division will strengthen Marine Harvest’ production side, secure access to first class feed stock and reduce the cyclicality of the Group’s earnings.

The first plant in Bjugn will produce approximately 70 per cent of Marine Harvest’s Norwegian feed requirements. The remaining 30 per cent will be bought in the marketplace, providing the ability to benchmark the Group’s own operation with the general industry.

7.5.4	Farming

The Farming business area consists of Marine Harvest’s salmon farming operations, in addition to all primary processing activities. Improved cost achievement, biological performance and product quality are the main operational targets for this business area.

Marine Harvest has operations in six countries, Norway, Scotland, Ireland, the Faroe Islands, Chile and Canada and the ambition of the Farming organisation is to apply the best production practices across geographies to optimise production in a sustainable way. The establishment of the business area Farming, combining all farming activities under one management, has facilitated faster transfer of knowledge and best practice within the Group. Close cooperation with the Group’s R&D organisation has also contributed to documented progress in fish health, feeding efficiency and use of medicines. All the main farming operations are fully integrated, where the units have full control of the value chain from smolt production and farming, via processing and packaging activities to sale of the salmon.

In Norway, Marine Harvest has farming and processing activities along the Norwegian coast. Marine Harvest harvested 255,306 tonnes HOG in Norway in 2012. In Scotland, Marine Harvest has farming activities along the west coast of Scotland and on the Western Isles. Marine Harvest harvested 40,261 tonnes HOG in Scotland in 2012. In Chile, Marine Harvest has farming, harvesting and sales activities around the area of Puerto Montt. Processing in Chile was outsourced in 2012. Marine Harvest harvested 40,222 tonnes HOG in Chile in 2012. In Canada, Marine Harvest has farming and processing activities on the west coast of Canada. Marine Harvest harvested 40,217 tonnes HOG in Canada in 2012. In addition to the above, Marine Harvest has farming activities on the Faroe Islands and in Ireland. Marine Harvest harvested 16,300 tonnes HOG on the Faroe Islands and in Ireland in 2012.

7.5.5	Sales and Marketing

Sales and Marketing was reorganised to form a global sales organisation in April 2011 and in 2012 Marine Harvest had sales and marketing operations throughout the world and VAP activities in 12 countries. The ambition of the Sales and Marketing organisation is to develop the market, maximise price achievement and margins and optimise logistics. The business area is currently split into two business units: Markets (the sales and marketing, and to some extent secondary processing activities in Europe, Americas and Asia) and VAP Europe (the value added processing operations in Europe). VAP Europe is specialised in the sourcing, processing, product development and marketing of added value seafood products. The business unit has value added processing activities in Belgium, France, the Netherlands and Poland (toll production) in addition to sales activities in Italy and Spain.

The global organisation allows for a range of benefits, including improved planning and utilisation of available volumes, better market intelligence as basis for the contract strategy, one point of contact for all customers and key account management for global customers, coordinated marketing efforts across end-markets and a critical mass for developing stronger sales teams.

Marine Harvest has for some time been looking at downstream alternatives to strengthen the Group’s position, geographic foothold and production capacity. A new greenfield facility in Boulogne Sur Mer was put into operations in May 2012. This processing plant produces fresh and modified atmosphere packaging (“MAP”) products, in line with the Group’s communicated strategy to expand the capacity for elaborated products. In December 2012, Marine Harvest also acquired Morpol, a world leading processor of salmon. The Morpol acquisition will, subject to approval by the relevant competition authorities, be integrated into the business area Sales and Marketing. The Morpol acquisition will further strengthen the Group’s capacity for processed salmon products in several markets where Marine Harvest previously has not been very active.

Morpol is a world leading processor of salmon. The company was founded in Ustka on the Baltic coast of Poland by Jerzy Malek in 1996. By year end 2012 Morpol had processing operations in three countries, Poland, UK and Vietnam, and distribution, sales and marketing operations in a number of countries. The Ustka plant is with its 70,000 m2, the biggest fish processing unit in the world. The 2012 revenues were EUR 502.7 million and the operational EBIT was EUR 26.8 million. Morpol processed approximately 70,000 tonnes of salmon last year. Morpol’s main markets are Germany, France, UK and Italy, but the group is selling to more than 30 countries. Throughout history, Morpol has focused on efficient operations, product quality, all year delivery, customer service and product range in order to grow the market share within the salmon market. This fits well with Marine Harvest’s VAP strategy of efficient operations and margin focus.

On 4 June 2013, Marine Harvest announced that as a consequence of its determination to have the most cost efficient VAP organisation in Europe, and increase efficiency, new technology and more automated operations, it had approved a restructuring plan for VAP Europe which will be implemented by the spring of 2014. The plan includes reducing the number of its processing sites in Europe from 13 to 8. This will affect sites in France, Benelux and Poland. Of the approximately 2,400 employees in VAP Europe, about 450 will be affected by the restructuring plan.  Marine Harvest VAP Europe will engage in consultations with employee representatives at affected sites. A provision of EUR 27 million will be made in the second quarter to cover costs associated with the implementation of the restructuring plan.

The  expectation  is  that  all  business  activities will be retained, and that volumes  will  be  allocated  to  the  remaining  sites  situated in France, the Netherlands,  Belgium and Poland. These sites will be strengthened going forward to accommodate increased efficiency, throughput and end-customer orientation.

7.5.6	Geographical presence and sales by main geographical markets

The map below shows Marine Harvest’s operations in 2012 (not including Morpol):

Europe is by far the biggest market for Marine Harvest with 68 per cent of total sales in 2012. The distribution has been relatively stable compared to 2011. The sales revenue distribution across geographies was as shown in the table below for the years ended 31 December 2012, 2011, 2010 and the three months ended 31 March 2013 and 2012:

	For the three months ended 31 March		For the year ended 31 December
	Unaudited		Audited
NOK million	2013	2012	2012	2011	2010
Europe ex Russia	2,347	2,549	10,502	10,988	9,881
Russia	172	144	627	541	570
North America	794	729	2,738	2,871	3,623
Asia	345	323	1,372	1,141	946
Rest of world	39	24	104	125	132
Total	3,697	3,769	15,343	15,666	15,152

7.5.7	Main products

Marine Harvest’s main product is fresh whole salmon, which represented 54 per cent of total sales revenue in 2012. Elaborated salmon (fresh and frozen total) accounted for 35 per cent of total sales revenues in 2012.

Marine Harvest aims to increase the share of elaborated salmon out of total sales. In 2012 Marine Harvest opened up a major new processing facility in Boulogne, France with focus on fresh MAP products, a small processing line in the Czech Republic and a processing operation in Osaka, Japan. Further to the initiatives already taken, the acquisition of Morpol will, subject to approval by the relevant competition authorities, contribute to strengthening Marine Harvest’s value added operations in the European market.

The sales revenue distribution across products was as shown in the table below for the years ended 31 December 2012, 2011, 2010 and the three months ended 31 March 2013 and 2012:

	For the three months ended 31 March		For the year ended 31 December
	Unaudited		Audited
NOK million	2013	2012	2012	2011	2010
Fresh whole salmon	2,026	2,092	8,354	8,610	N/A
Fresh elaborated salmon	950	994	4,172	4,477	N/A
Frozen whole salmon	104	23	117	160	N/A
Frozen elaborated salmon	248	278	1,136	1,097	N/A
Other products	368	381	1,564	1,321	N/A
Total	3,697	3,769	15,343	15,666	N/A

7.6	Key factors affecting the business of Marine Harvest

Several factors may affect Marine Harvest’s operations. The factors which may materially affect the operations of the Company include:

(i)
Harvesting volumes will naturally fluctuate due to shifting biological conditions in the fish stocks as well as natural variations in temperature and hydrographic conditions at the farming sites. These fluctuations, leading to differences in operational efficiency, will pose effects on financial performance from month to month and year to year.

(ii)
Product prices will fluctuate due to shifts in supply and demand in the commodity markets where Marine Harvest’s products are sold. These price fluctuations will generate variations in the revenues of Marine Harvest even if harvest volumes remain unchanged.

(iii)	Feed prices will fluctuate on the world marked and affect operational costs over time. Feed costs constitute a significant portion of the operational costs in the farming activities of the Group.

(iv)
The Group hires key personnel. The Group’s hiring of skilled personnel is done in competition with other marine industries, and for administrative positions other large companies. Shifts in demand for skilled key personnel will pose effects on the Group’s ability to have available the best possible employees as well as the costs related to such employees.

(v)	Revenues and costs are generated in foreign currency, while the Group reports in NOK. Fluctuations in currency rates will affect the reported financial performance of the Group.

(vi)
Availability of external financing/ credit lines, and their interest levels, will vary over time due to the general situation in the financial markets as well as the perceived risk in the industry in which the Group operates. This will lead to variations in the cost of financing as well as the financial flexibility of the Group over time.

(vii)
Shifts in political framework and conditions, as well as in tax and licensing regimes, may occur from time to time and affect the general conditions under which the Group operates. Such shifts may impose effects on the operational as well as financial performance of the Group.

Reference is also made to section 1.1.1 “Risk factors—Risks related to Marine Harvest’s business—Market risks”, 1.1.2 “Risk factors—Risks related to Marine Harvest’s business—Operational risks” and 1.1.3 “Risk factors—Risks related to Marine Harvest’s business—Financial risks”.

7.7	Dependability upon licences, contracts and patents

7.7.1	Licenses

In all salmon producing regions, the relevant authorities have a licensing regime in place. In order to operate salmon farming facilities, a license is a key prerequisite. The licenses constrain the maximum production for each company and the industry as a whole. The license regimes vary across jurisdictions as described below:

7.7.1.1	Norway

Since 1973, a license has been required to operate a salmon farm in Norway. A license gives the right to farm salmon either in freshwater or in seawater. In addition, a site where the license can be used must be granted. These licenses are awarded by the Norwegian Ministry of Fisheries and Coastal Affairs and are administered by the Norwegian Directorate of Fisheries. It is also possible to apply to the Norwegian Directorate of Fisheries to change the size of a site. Licenses can be traded between companies in the industry. Since 1982, new licenses have been awarded only in limited numbers in the years 1985, 1988, 1999, 2001, 2002, 2009 and 2013 (the latter one is still in process). One license can be associated with up to four sites, and one site may use several licenses at the same time. At the end of 2011, there were 990 seawater licenses in Norway. One license is set to 945 tonnes WFE fish in Troms and Finnmark as well as to the maximum allowed biomass (“MAB”) of 780 tonnes WFE fish in the rest of Norway. Most Norwegian fish farming sites have a MAB between 2,340 and 3,120 tonnes WFE.

Marine Harvest Norway has the following MAB:

Region	License biomass (tonnes WFE)	Number of licenses	Number of standard licenses (780 tonnes WFE)
North	37,440	48	48.0
Mid	40,560	49	52.0
West.	53,040	68	68.0
South	36,738	42	47.1
Total MH Norway	167,778	207	215.1

Some licenses are larger than the standard license, therefore the 207 licences corresponds to 215.1 standard licenses. The licenses regulate the maximum level of standing biomass at any time and it normally peaks in October and November every year.

7.7.1.2	Scotland

In Scotland, the licensing system is very different from Norway. Instead of a license, there are several institutions that have to give permission before one is allowed to make use of an area. The individual site biomass is governed by the assimilative capacity of the local marine environment (sediments and water column in the vicinity of the site). In view of that, the individual site biomass varies between a minimum of 600 tonnes and a maximum of 2,500 tonnes. A site with consent of 2,500 tonnes (current industry maximum due to regulations laid down by the Scottish Environment Protection Agency) would be able to produce 4,250 tonnes WFE in a period of two years or 2,125 tonnes WFE per year.

These figures are given as the maximum standing biomass (“MSB”) and to convert this into estimated production capacity, a common multiplier of 1.7 in a two-year cycle is used. The multiplier is dependent upon the smolt input strategy and cycle length, while the calculation is influenced by growth, mortality and rate of harvesting. The normal range is a factor of 1.3 to 2.0, with the average being 1.7 as stated above.

Given that the consented MSB in Scotland is 288,057 tonnes, the theoretical annual production is 244,848 tonnes WFE ((288,057*1.7)/2) or 203,224 tonnes HOG.

Marine Harvest Scotland has a production capacity of 69,441 tonnes WFE.

7.7.1.3	Chile

In Chile the licensing system is based on two authorisations. The first is the authorization to operate an aquaculture facility, which is issued by Fishery Sub Secretary (Economy Ministry). The authorization is for unlimited time and can be traded. The second authorization is for the physical area to operate (or permission to use national sea areas for aquaculture production). This is issued by the Sub Secretary of the Navy, which belongs to the Defense Ministry. The use of the license is restricted to a specific geographic area, to defined species, and to a specified limit of production or stocking density. The production and stocking density limit is specified in the Environmental and Sanitary Resolution involved for any issued license.

Marine Harvest Chile has 156 licenses, of which 90 are in region X and 66 are in region XI.  Not all of these licenses are currently in use.

7.7.1.4	Canada

Marine sites are located on Crown land. The Provincial Government needs to grant a so called tenure license to occupy a certain area of the ocean bottom. These tenures are issued for periods varying from 5 to 15 years. An annual tenure rental fee is charged depending on the size of the tenure. Fees are increased annually with inflation. In 2012 the annual fee for a typical tenure of 25 ha is CAD 9,800. Tenure licenses can be renewed upon request. In addition, the Federal Government needs to grant a license of operation. This federal license states all the conditions which the farm has to observe and regulates production parameters, such as the MAB, the use of equipment, etc. A typical site license will range in size from 2,000 tonnes to 4,500 tonnes of MAB. The federal license is presently issued for a year at a time and it is renewable. It is expected that as of 2013 a fee will be charged for this license based on the amount of production on the farm, however, the exact details are not known at this point in time. The provincial and federal licenses are specific for one location only. Licenses may be lost for non-compliance issues and non-payment of fees.

Marine Harvest Canada has 63 seawater site licenses in total, but not all are currently in use.

7.7.2	Feed contracts

The Group is not materially dependent upon any contracts other than its feed contracts.

For the two-year period starting May 2013 to April 2015, Marine Harvest has entered into feed contracts with Skretting AS (“Skretting”), a subsidiary of Nutreco N.V., a Dutch animal nutrition and fish feed company listed on Euronext Amsterdam and Biomar AS (“Biomar”), a subsidiary of Schouw & Co, listed on the Nordic Exchange in Copenhagen.

The table below shows the duration of the feed contracts with their respective splits:

Country	May 2013 – April 2014	May 2014 – April 2015
Norway.	Skretting – 65 per cent Biomar – 35 per cent	Skretting – 15 per cent Biomar – 31 per cent Marine Harvest Feed – 54 per cent
Chile.	Skretting – 85 per cent Biomar – 15 per cent	Skretting – 85 per cent Biomar – 15 per cent
Scotland.	Skretting – 54 per cent Biomar – 46 per cent	Skretting – 61 per cent Biomar – 39 per cent

The global fish feed suppliers which deliver salmonid feed beyond their local markets have arranged their business so that they enter into fixed contracts and only produce the quantity of fish feed which they have undertaken to supply. There is therefore no excess supply of fish feed. For this reason, Marine Harvest’s business is dependent upon its feed contracts in the short term. The Company believes it would be able to find alternative supply after the end of the current contracts, but it would adversely affect Marine Harvest’s business if either the contract with Skretting or Biomar were terminated prior to April 2015.

7.7.3	Patents

Marine Harvest holds no patents on salmon products or important technologies that limits competition. Marine Harvest currently holds one immaterial patent in Norway (patent number 323863), but no European wide patents.

Marine Harvest and the Norwegian School of Veterinary Science jointly developed a live non-virulent IPN virus and vaccine for prophylactic use or treatment of the disease Infectious pancreatic necrosis. Norwegian patent application was granted 19 November 2012. The Norwegian School of Veterinary Science is the official holder of the patent. The development may be used for developing a more effective IPN vaccine than current vaccines on the market.

7.8	Material agreements

Since 1 January 2010, Marine Harvest has not entered into any material agreements outside the ordinary course of business other than as set forth below:

7.8.1	Acquisition of Morpol

On 14 December 2012, the Company entered into a share purchase agreement with Friendmall Ltd. and Bazmonta Holdings Limited for the acquisition of 48.5 per cent of the shares in Morpol, a company listed on Oslo Børs. The purchase price was NOK 938 million, corresponding to NOK 11.50 per share, and implying a market capitalisation of Morpol of NOK 1,932 million. NOK 513 million of the purchase price was paid in cash and the remaining NOK 425 million was paid trough issuance of new Shares in the Company. On 15 January 2013, the Company submitted a mandatory offer for the remaining shares in Morpol of NOK 11.50 per share, with acceptance deadline 26 February 2013. The result of the offer was that the Company acquired additional 38.6 per cent of the shares in Morpol. The total ownership as of 21 March 2013 was 87.1 per cent at a total purchase price of NOK 1,682 million.

The acquisition has to be approved by the competition authorities within EU and Ukraine. A filing process takes on average approximately six months, and the Company expects to consolidate Morpol into the Group’s financial statements from the third or fourth quarter of 2013 depending on whether the filing process is treated as a phase 1 or phase 2 processing. The Company will not be eligible to vote for its Morpol shares until the transaction has been approved. The Company has not yet acquired either control or significant influence over the shares in Morpol. The investment does neither meet the requirements for a business combination nor as an investment in associated company until an approval from the competition authorities has been achieved. The investment will, until approval, be recognised as a financial instrument at fair value through profit and loss, classified as an “Investment in other shares”. The purchase price allocation has not yet been carried out.

Morpol is a world leader in value added processing. The purchase of Morpol is in line with Marine Harvest’s strategy of forming a world leading integrated protein group. The Morpol acquisition will further strengthen the Group’s capacity for processed salmon products in several markets where Marine Harvest previously has not been very active.

7.8.2	Sale of shares in Aqua Gen AS

In January 2013, Marine Harvest announced the sale of its 31.3 per cent stake in Aqua Gen AS to Aqua Gen AS’ majority owner EW Group GmbH for a consideration of NOK 173 million. The transaction triggered an accounting gain of NOK 136 million in the fourth quarter of 2012 and a liquidity effect of NOK 161 million, of which NOK 89 million in the fourth quarter of 2012. The sale of Aqua Gen AS was in line with the Group’s strategy to focus the breeding resources on the wholly owned genetic material – the Mowi strain.

7.8.3	Acquisition of shares in MH Faroes P/F

Marine Harvest has in April 2013 acquired the remaining 27 per cent of the shares in Marine Harvest Faroes P/F at a price of DKK 54 million.

7.9	Significant trends and events

The Company has not experienced any significant trends or events between 31 December 2012 and the date of this Offer Document other than as set forth below:

7.9.1	Salmon of Norwegian origin

The European spot price for fresh salmon increased significantly as the supply/demand balance improved. Significantly lower seawater temperatures combined with changes in the stocking pattern and reduced overall stocking in 2011/12 to preserve cash, have resulted in a significant reduction in production and harvest volume. Feed cost for the biomass harvested in the period was higher than in the corresponding period in 2012. The feed cost continued to increase as the high feed price has started to materialise in harvested biomass. As in previous periods, sea lice mitigation costs have been high for the harvested generation. Non-seawater costs in the quarter were higher than in the same period in 2012, due to negative scale effects. AGD was diagnosed in the southern part of Norway in the fourth quarter of 2012. So far no clinical disease has been experienced in any Marine Harvest farms, but prevention plans have been implemented including surveillance, site training and preparations for treatment if required when the water temperature rises.

7.9.2	Salmon of Scottish origin

Spot prices were significantly higher as the market balance has improved. Biological cost for fish harvested was reduced from the fourth quarter of 2012, and the reduction in feed cost was driven by a significant improvement in the feed conversion ratio, which compensated for the increase in feed prices. Other sea water costs have been reduced due to good growth and lower smolt cost. Non-seawater costs have increased as a result of higher wellboat and additional wrasse farming costs. Good seawater growth was recorded despite lower seawater temperatures than normal for this time of year. The industry carried out coordinated mitigating AGD treatments as planned in the period first quarter despite no mortality recorded in this regard in the period.

7.9.3	Salmon of Canadian origin

Spot prices for fresh whole Canadian salmon increased significantly from 2012, and the prices in the first quarter of 2013 ended significantly higher than the corresponding period the year before. Limited availability of salmon of Canadian origin in the American spot market is the main driver for the observed spot price increase. Favourable development in the biological performance has contributed to cost reductions in Canada. Seawater costs were reduced both in the area of feed and other sea water costs. Growth improving initiatives have contributed to the positive cost development. Non-seawater costs benefited from increased volume compared to 2012. The operational restructuring plan embarked on in 2011 has also contributed to cost reductions. The planned reduction in harvest volume will negatively influence the full cost per kg going forward.

7.9.4	Salmon of Chilean origin

Spot prices for fresh fillets of Chilean origin increased throughout the first quarter of 2013 due to the improved market balance. Due to increasing feed prices and high feed conversion ratios, the feed cost per kg harvested has increased compared to last year. Other seawater costs have increased due to higher sea lice mitigation costs, lower performance of the harvested fish and smaller fish harvested to comply with the fallowing plan. Non-seawater costs have also increased compared to 2012 due to license fees for sites without production and additional costs related to moving fixed assets on shore. Additional costs in the smoking operations to deep clean and run tests are also contributed to increased non-seawater costs in the first quarter. Low oxygen level caused exceptional mortality in the period.

The biological development remains a concern, especially after ISA has re-emerged in the Chilean industry. The reported incidents are in Region XI where Marine Harvest currently has no fish. Marine Harvest’s precautionary stocking plan, with low densities and an extended monitoring programmes, will mitigate the spreading of the disease. Additional monitoring has been initiated to ensure that all mortality is screened for signs of ISA. It has also been decided to maintain ocean logistics internally, to take control with the transportation routes and disinfection of the well boat. The actions taken will result in higher costs, and mitigate, but not eliminate the risk of ISA at Marine Harvest sites. The sea lice load was higher of the quarter than at the corresponding time in 2012.

7.9.5	VAP Europe

There is fierce competition in the smoked market, which influenced both prices and margins achieved in the first quarter. Fresh salmon sales were good as a result of high promotional activity, but market pressure and unfavourable mix (less smoked sales) negatively influenced the margins achieved. Efficiency improvement in production had a positive effect on margins in the period. The fresh and frozen business showed improvement compared to 2012 as a result of the actions taken to return these operations to satisfactory returns.

7.9.6	Expected trends and events

With the exception of the Transaction the Company does not anticipate any new regulatory requirements, commitments and/or events that may materially affect the Company’s financial or operating position for the current year. Reference is also made to section 1.1 “Risk factors—Risks related to Marine Harvest’s business.

7.10	New products of service

The Company has over the last two years not and does not plan to introduce any new products or services other than as set forth below:

(i)
Through the Acquisition of Morpol, the Company will increase its offering of elaborated products. For more information about the Morpol transaction see section 7.8.1 “—Material agreements—Acquisition of Morpol”.

(ii)	The Company will add fish feed to its product offering through the construction of the feed factory as described in section 7.5.3 “Presentation of Marine Harvest—Business overview—Fish Feed”.

8	MARINE HARVEST SELECTED CONSOLIDATED FINANCIAL INFORMATION

8.1	General

The selected consolidated financial information set forth in this section may not contain all of the information that is important to a potential investor acquiring Shares, and the information should be read in conjunction with the relevant consolidated financial statements and the related notes thereto, incorporated by reference into this Offer Document (ref. section 16.3 “General information—Incorporation by reference - historical financial information”), and other financial information included elsewhere in this Offer Document.

The amounts from the financial statements are presented in NOK, rounded to the nearest ’000,000, unless otherwise stated. As a result of rounding adjustments, the figures in one or more rows or columns included in the financial information may not add up to the total of that row or column.

8.2	Selected consolidated financial information

This section set forth selected consolidated financial information for Marine Harvest for the years ended, 31 December 2012, 2011 and 2010, which has been derived from the Group’s audited consolidated financial statements as at and for the years ended 31 December 2012, 2011 and 2010, and its unaudited condensed consolidated financial statements as at and for the three months ended 31 March 2013 and 2012. The Group’s audited consolidated financial statements as at, and for the years ended, 31 December 2012, 2011 and 2010, including an overview of the Group’s accounting policies, explanatory notes and auditor’s statements, and the Group’s unaudited condensed consolidated financial statements as at and for the three months ended 31 March 2013 and 2012 are incorporated by reference into this Offer Document. The Group’s financial statements may also be inspected at the Company’s website www.marineharvest.com or be obtained, free of charge, at the visiting address Sandviksbodene 77 A/B, 5035 Bergen, Norway.

The Company’s historical financial statements have been prepared in accordance with IFRS as adopted by EU. The interim condensed consolidated financial information for the three months ended March 2013 and 2012 is prepared in accordance with International Accounting Standards (“IAS”) 34.

Please refer to note 2 of the annual report for the year ended 31 December 2012 and the unaudited interim condensed financial information for the three months ended 31 March 2013, as incorporated by reference into this Offer Document for a full summary of the Company’s accounting policies.

8.4	Consolidated statement of comprehensive income

	For the three months ended 31 March		For the year ended 31 December
	Unaudited		Audited
NOK million	2013	2012	2012	2011	2010
Total revenues	3,752	3,818	15,464	16,133	15,282
Cost of materials	-1,978	-2,342	-9,666	-8,399	-7,781
Salary and personnel expenses	-582	-571	-2,419	-2,178	-2,203
Other operating expenses	-523	-490	-2,164	-2,063	-1,454
Depreciation and amortisation	-170	-168	-677	-667	-653
Fair value adjustment on biological assets	644	168	350	-1,514	1,092
Provisions for onerous contracts	-18	19	-6	-6	-14
Restructuring costs	0	0	-1	-22	-4
Income/loss from associated companies	43	11	88	-9	202
Impairment losses	1	-1	-1	-67	-5
EBIT	1,168	443	969	1,210	4,461
Interest expenses	-130	-96	-383	-406	-380
Net currency effects	-44	154	523	236	367
Other financial items	9	23	-320	343	-195
Earnings before taxes	1,002	524	789	1,383	4,252
Taxes	-249	-122	-377	-262	-1,144
Profit or loss for the year	753	402	413	1,121	3,108

Change in fair value of cash flow hedges	-40	6	-114	-141	217
Deferred taxes related to fair value of cash flow hedges	11	-2	31	39	-62
Currency translation cash flow hedges	0	-0	-0	-1	5
Change in fair value of interest swaps	39	0	0	0	0
Deferred tax related to fair value of interest swaps	-11	0	0	0	0
Currency translation differences	122	-204	-326	88	-9
Currency translation differences related to non-controlling interests	1	-1	-4	-0	-3
Other gains and losses in comprehensive income	0	0	4	-8	0
Total other comprehensive income	123	-202	-409	-24	148
Total comprehensive income	876	200	4	1,097	3,257

PROFIT AND LOSS FOR THE YEAR ATTRIBUTABLE TO
Non-controlling interests	7	-1	4	6	31
Owners of Marine Harvest ASA	747	402	409	1,116	3,078

COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO
Non-controlling interests	8	-2	0	5	27
Owners of Marine Harvest ASA	868	202	4	1,092	3,229

8.5	Consolidated statement of financial position

	As at the three months ended 31 March		As at the year ended 31 December
	Unaudited		Audited
NOK million	2013	2012	2012	2011	2010
NON-CURRENT ASSETS
Licenses	5,496	5,472	5,435	5,578	5,443
Goodwill	2,125	2,136	2,156	2,146	2,112
Deferred tax assets	85	152	74	160	119
Other intangible assets	115	120	114	123	133
Total intangible assets	7,820	7,880	7,739	8,007	7,806
Fixed assets	4,387	4,053	4,120	4,168	3,885
Investments in associated companies	700	615	647	624	679
Other shares	1,756	141	1,009	92	124
Other non-current receivables	3	9	73	26	3
Total non-current assets	14,665	12,699	13,580	12,917	12,496
CURRENT ASSETS
Inventory	761	767	820	783	776
Biological assets	6,771	6,033	6,208	6,285	7,278
Trade receivables	1,744	1,724	1,782	1,915	1,845
Other receivable	551	573	593	610	815
Cash	414	248	335	279	319
Total current assets	10,241	9,346	9,738	9,872	11,032
Total assets	24,907	22,044	23,317	22,789	23,529

EQUITY
Share capital and reserves attributable to owners of Marine Harvest ASA	12,488	10,969	11,620	10,766	12,500
Non-controlling interests	77	74	69	76	71
Total equity	12,564	11,042	11,689	10,842	12,571
LIABILITIES
Deferred tax liabilities	2,793	2,421	2,544	2,352	2,238
Non-current interest bearing debt	6,432	6,021	5,339	6,589	5,107
Other non-current liabilities	449	115	415	99	571
Total non-current liabilities	9,674	8,558	8,297	9,041	7,916
Current tax liabilities	27	78	26	87	50
Current interest-bearing debt	296	163	378	157	430
Trade payable	977	1,165	1,453	1,482	1,450
Other current liabilities	1,368	1,038	1,475	1,180	1,112
Total current liabilities	2,668	2,444	3,332	2,906	3,042
Total equity and liabilities	24,907	22,044	23,317	22,789	23,529

8.6	Consolidated cash flow statement

	For the three months Ended 31 March		For the year ended 31 December
	Unaudited		Audited
NOK million	2013	2012	2012	2011	2010
Earnings before taxes	1,002	524	789	1,383	4,252
Interest expense	130	96	383	406	380
Currency effects	44	-154	-523	-236	-367
Other financial items	-9	-23	320	-343	195
Impairment losses and depreciation	169	169	678	734	658
Fair value adjustments on biological assets and onerous contracts	-626	-186	-344	1,520	-1,077
Gains/loss on disposals	-	-	-7	-44	-6
Associated companies	-43	-11	-88	9	-202
Taxes paid	-17	-34	-123	-86	-204
Change in inventory, trade payables and trade receivables	-296	195	472	-523	-958
Other adjustments	-4	-9	-4	-20	-103
Cash flow from operations	351	567	1,553	2,798	2,569

Proceeds from sale of fixed assets	1	59	71	69	22
Payments made for purchase of fixed assets	-411	-144	-733	-1,055	-987
Proceeds from sale of shares and other investments	72	9	124	77	60
Purchase of shares and other investments	-746	-7	-520	-215	-1
Cash flow from investments	-1,086	-82	-1,058	-1,124	-905

Proceeds from convertible bond	-	-	-	-	1,820
Proceeds from new interest-bearing debt (current and non-current)	1,250	-	12	3,125	3,874
Down payment of interest-bearing debt (current and non-current)	-359	-434	-797	-1,895	-4,931
Interest received	-	-	56	13	13
Interest paid	-133	-92	-359	-362	-362
Realised currency effects	53	21	210	252	172
Equity paid-in	-	-	425	42	-
Dividends paid to owners of Marine Harvest ASA	-	-	-	-2,879	-2,131
Dividends paid to non-controlling interests	-	-	-	-	-2
Transactions own shares	-	-	-	-3	-
Cash flow from financing	811	-505	-452	-1,706	-1,546

Currency effects on cash	1	-5	-11	1	-1
Net change in cash in period	78	-25	33	-31	116
Cash – opening balance	246	213	213	244	128
Net change cash in period	78	-25	33	-31	116
Cash – closing balance total	324	188	246	213	244

8.7	Consolidated statement of changes in equity

NOK million	Share capital	Share premium reserve	Cash flow hedge reserve	Foreign currency translation reserve	Other equity	Total	Non-controlling interests	Total equity

Equity 1.1.10	2,681	5,918	115	-395	3,096	11,416	45	11,461
Comprehensive income
Profit					3,078	3,078	31	3,109
Other comprehensive income			160	-9		151	-3	148
Transactions with owners
Reduction of share premium reserve		-5,900			5,900
Dividend					-2,145	-2,145	-2	-2,147
Total equity 31.12.10	2,681	18	275	-403	9,929	12,500	71	12,571
Equity 1.1.11	2,681	18	275	-403	9,929	12,500	71	12,571
Comprehensive income
Profit					1,116	1,116	6	1,121
Other comprehensive income			-104	-33	113	-24	-0	-24
Transactions with owners
Acquisition of treasury shares					-3	-3		-3
Issue of shares related to share price based incentive scheme	5	37				42		42
Dividend					-2,865	-2,865		-2,865
Total equity 31.12.11	2,686	55	172	-436	8,290	10,766	76	10,842
Equity 1.1.12	2,686	55	172	-436	8,290	10,766	76	10,842
Comprehensive income
Profit					409	409	4	413
Other comprehensive income			-83	-346	23	-405	-4	-409
Transactions with owners
Issue of shares	125	724				850		850
Acquisition of non-controlling interests							-7	-7
Total equity 31.12.12	2,811	779	89	-782	8,722	11,620	69	11,689

8.8	Auditor

The Company’s independent auditor is Ernst & Young AS, which has its registered address at Dronning Eufemias gate 6, Oslo Atrium, 0191 Oslo. Ernst & Young AS is a member of the Norwegian Institute of Public Accountants. The auditor is appointed by the Company's annual general meeting (“AGM”) and the auditor’s fee is approved by the AGM.

The auditor presents a plan for the Company’s audit committee (the “Audit Committee”) for the audit and is present in Board meetings dealing with the preparation of the annual accounts where the audited financial statements are reviewed and approved. The auditor is also present in all meetings with the Audit Committee.

When evaluating the independent auditor, emphasis is placed on the firm’s competence, capacity, local and international availability and the level of the fee expected.

The auditor submits a management letter to the Audit Committee and the Board following its audit of the Company’s annual financial statements. The management letter, in addition to describing the audit review, includes an evaluation of the Company’s internal control systems.

The Board and the Audit Committee hold regular meetings with the auditor without the presence of management. The auditor also participates in the AGM. Information about the fee paid to the auditor is stated in note 29 in the Company’s annual report for the year ended 31 December 2012, incorporated by reference in this Offer Document. The independent auditor’s remuneration is split between the audit fee, other authorisation services, tax advisory services and other services non-audit related. To the extent that the auditor is providing services beyond the audit, this is discussed separately on case by case basis prior to engagement, to ensure that there are no independence issues.

Ernst & Young AS has performed an audit on Marine Harvest’s consolidated financial statements for the year ended 31 December 2010, 2011 and 2012, which are prepared in accordance with IFRS as adopted by the EU.

9	OPERATING AND FINANCIAL REVIEW

The following is a discussion of the Group’s results of operations and financial condition for the years ended 31 December 2010, 2011 and 2012. Investors should read the following discussion, together with the whole of this Offer Document, including section 1 “Risk factors”, section 8 “Marine Harvest selected consolidated financial information” and the Group’s historical consolidated financial statements incorporated by reference into this Offer Document (ref. section 16.3 “General information—Incorporation by reference - historical financial information”), and should not just rely on the key or summarised information contained in this section.

This section contains forward-looking statements. Those statements are subject to risks, uncertainties and other factors that could cause the Group’s future results of operations or cash flows to differ materially from the results of operations or cash flows expressed or implied in such forward looking statements. See further section 3 “Restrictions and cautionary notice regarding forward-looking statements”.

9.1	Information on financial condition and operating results

From 1 April 2011, Marine Harvest changed its organisation and financial reporting from a geographical to a functional structure with two business areas; Farming, and Sales and Marketing. Along with this the Group also changed its reporting structure. Due to the change of reporting structure, comparable figures based on the current reporting structure are unavailable for the year ended 2010. The description of the financial condition and operating result relating to the years 2011 and 2010 are based upon the reporting structure prior to the reorganisation.

9.1.1	Developments in 2012

9.1.1.1	Financial result

The general trends affecting the financial results for Marine Harvest in 2012 were (figures in parentheses refer to 2011):

The 2012 harvest volume was the highest recorded in the history of Marine Harvest. The increase compared to 2011 was 14 per cent and the volume harvested ended at 392,306 tonnes (342,820 tonnes) HOG. Total revenues amounted to NOK 15,464 million (NOK 16,133 million) including the net change in unrealised salmon derivatives of NOK -106 million (NOK 109 million). The reduction in revenues was a result of reduced prices of salmon, mainly due to a 22 per cent increase in global supply of salmon resulting in a significant decline in the spot prices compared to 2011. Spot prices in Europe declined less than in other markets with a reduction of 10 per cent (NOS FCA Oslo). The corresponding reduction in the U.S. reference prices (Urner Barry Miami and Seattle) was 29 per cent and 26 per cent respectively. The driver behind the U.S. price decline was the supply surge from Chile representing a year over year increase of 65 per cent. The Group’s price achievement was 7 per cent above the recorded reference prices, which was down from 2011 due to a less favorable contract portfolio. The contract contribution in 2012 was not material and the overall effect of downgrading was within the normal range.

Due to the low prices, operational EBIT decreased significantly compared to 2011, and amounted to NOK 643 million (NOK 2,717 million). Spot prices for salmon were however significantly higher at year end 2012 compared to year end 2011. This resulted in a positive fair value adjustment of NOK 350 million, compared to a negative effect of NOK 1,514 million in 2011, when the spot prices decreased during the year. Income from associated companies, increased compared to 2011 and ended at NOK 88 million (NOK -9 million) mainly due to an increase in the Group’s share of profit in Nova Sea AS. The result in Nova Sea AS was impacted by positive fair value adjustment. EBIT amounted to NOK 969 million (NOK 1,209 million).

Net financial items amounted to a cost of NOK 180 million compared to an income of NOK 174 million in 2011. Interest expense amounted to NOK 383 million (NOK 406 million) and the net currency effects to NOK 523 million (NOK 236 million). The change in fair value of the equity conversion option amounted to NOK -305 million (NOK 481 million), the change in fair value of interest swaps to NOK -145 million (NOK -130 million) and dividends and gain on sale of shares to NOK 136 million (NOK 15 million). Other financial items were NOK -5 million (NOK -23 million).

9.1.1.2	Financial position

The main changes in the statement of financial position from 2011 to 2012 are related to investment in shares, debt and equity. The acquisition of the shares in Morpol increased investment in shares by NOK 938 million, and was mainly financed by issue of new shares in the amount of NOK 850 million, resulting in an increase in equity by NOK 847 million to NOK 11,689 million. Net interest-bearing debt decreased by NOK 1,086 million to NOK 5,381 million. The equity ratio increased from 47.6 per cent to 50.1 per cent and the NIBD/equity ratio decreased from 59.6 per cent to 46.0 per cent from year end 2011 to year end 2012.

9.1.1.3	Cash flow

Cash flow from operations was NOK 1,553 million (NOK 2,798 million). Cash outflow from investment activities was NOK 1,058 million, including the purchase of shares in Morpol (NOK 1,124 million). The cash outflow from financial activities totaled NOK 452 million (NOK 1,706 million), mainly due to down-payment of interest-bearing debt of NOK 784 million and paid in equity of NOK 425 million. The measures taken to protect the cash flow during 2011 and 2012 significantly contributed to the strong cash flow given the challenging market situation.

9.1.2	Developments in 2011

9.1.2.1	Financial result

The general trends affecting the results for Marine Harvest in 2011 were (figures in parentheses refer to 2010):

Harvested volume increased with 16 per cent compared to 2010, while the spot prices were significantly reduced during the second half of 2011. Total revenue and other income amounted to NOK 16,133 million (NOK 15,281 million) including the net change in unrealised salmon derivatives of NOK 109 million (nil). Operational EBIT decreased with 15 per cent compared to 2010, and amounted to NOK 2,717 million.

Due to the fall in spot prices for salmon compared to 2010, the fair value of biological assets negatively affected the EBIT in 2011 with NOK 1,514 million, compared to a positive effect of NOK 1,092 million in 2010, when the spot prices increased during the year. Income from associated companies, also driven by the reduction in spot prices, fell compared to 2010 and ended at NOK -9 million (NOK 202 million) due to a reduction in the Group’s share of profit in Nova Sea AS. Recognised restructuring cost and impairment losses in 2011 totaled NOK 89 million (NOK 9 million).

EBIT in 2011 amounted to NOK 1,209 million (NOK 4,461 million).

Net financial items amounted to an income of NOK 173 million compared to a cost of NOK 209 million in 2010. Interest expense amounted to NOK 406 million (NOK 380 million) and net currency effects to NOK 236 million (NOK 367 million). The change in fair value equity conversion option amounted to NOK 481 million (NOK -246 million), change in fair value interest swaps to NOK -130 million (NOK 68 million) and dividends and gains on sales of other shares to NOK 15 million (NOK 6 million). Other financial items were NOK -23 million (NOK -23 million).

9.1.2.2	Financial position

The main changes in the statement of financial position from 2010 to 2011 related to biomass, debt and equity. There was a change of NOK 993 million related to the reduction in the value of biological assets. Net interest-bearing debt increased by NOK 1,249 million to NOK 6,467 million, after dividend disbursement of NOK 2,865 million during 2011. Equity decreased by NOK 1,729 million to NOK 10,842 million, with the equity ratio decreasing from 53.4 per cent to 47.6 per cent during the year. The NIBD/equity ratio increased from 41.5 per cent to 59.6 per cent from year end 2010 to year end 2011.

9.1.2.3	Cash flow

Cash flow from operations was NOK 2,798 million (NOK 2,569 million). The main deviation between earnings before taxes and cash flow from operations is the fair value adjustment on biological assets and provision for onerous contracts amounting to a NOK 1,520 million (NOK -1,077 million).

Cash outflow from investment activities were NOK 1,124 million, compared to NOK 905 million in 2010. The cash outflow related to capital expenditure was higher than depreciation both in 2010 and 2011.

The cash outflow from financial activities totaled NOK 1,706 million, mainly due to a net increase of interest-bearing debt of NOK 1,230 million and distributed dividend of NOK 2,879 million.

9.1.3	Developments in 2010

9.1.3.1	Financial result

The general trends affecting the results for Marine Harvest in 2010 were (figures in parentheses refer to 2009):

The Group achieved substantially higher earnings, despite lower volume compared to 2009, due to high prices in all markets and the turnaround in Chile. Total revenues for 2010 ended at NOK 15,282 million (NOK 14,620 million). Operational EBIT amounted to NOK 3,191 million for 2010, up from NOK 1,524 million in 2009. EBIT were NOK 4,461 million (NOK 1,348 million).

Net financial items amounted to a cost of NOK 209 million compared to an income of NOK 313 million in 2009. Net interest expense amounted to NOK 380 million (NOK 404 million) and net currency effects to NOK 367 million (NOK 682 million). The change in fair value equity conversion option amounted to NOK -246 million (not applicable for 2009), change in fair value interest swaps to NOK 68 million (NOK 32 million) and dividends and gain on sales of other shares to NOK 6 million (nil). Other financial items were NOK -23 million (NOK 3 million).

9.1.3.2	Financial position

Total assets were NOK 23,529 million at the end of 2010, an increase of NOK 3,140 million compared to the beginning of the year, where NOK 1,927 of the increase was related to biological assets. Total liabilities increased with NOK 2,029 million during 2010 to NOK 10,958 million. Net interest-bearing debt increased by NOK 143 million to NOK 5,218 million during 2010. Equity increased by NOK 1,110 million to NOK 12,571 million, while the equity ratio decreased from 56.1 per cent to 53.4 per cent during 2010.

9.1.3.3	Cash flow

Cash flow from operations was NOK 2,569 million (NOK 2,360 million), after a substantial build-up of both biomass and working capital during 2010. Cash outflow for investments was NOK 905 million, compared to NOK 586 million in 2009. The cash outflow from financial activities totaled NOK 1,546 million, composited mainly of proceed from convertible bond of NOK 1,820 million, net down payment of interest-bearing debt of NOK -1,057 million and distributed dividend of NOK -2,131 million.

9.2	Significant changes in Marine Harvest’s financial or trading position since 31 December 2012

There have not been any significant changes in the Group’s financial or trading position between 31 December 2012 and the date of this Offer Document other than as set forth below:

(i)
In January 2013, the Company announced the sale of its 31.3 per cent stake in Aqua Gen AS to Aqua Gen’s majority owner EW Group GmbH for a consideration of NOK 173 million. For more information see section 7.8.2 "Presentation of Marine Harvest—Material agreements—Sale of shares in Aqua Gen AS".

(ii)
In February 2013, the Company placed an unsecured bond issue of NOK 1,250 million with maturity in March 2018. For more information see section 11.2.3 “Capital resources—Capital resources—NOK 1,250 million unsecured bond”.

(iii)
In April 2013, the Company acquired the remaining 27 per cent of the shares in Marine Harvest Faroes P/F at a price of DKK 54 million. For more information see section 7.8.3 "Presentation of Marine Harvest—Material agreements—Acquisition of shares in MH Faroes P/F".

(iv)
In May 2013, the Company issued EUR 350 million in convertible bonds with five year maturity. For more information see section 11.2.4 “Capital resources—Capital resources—EUR 350 million convertible bond”.

(v)
The table below shows Marine Harvest’s consolidated capitalization and net indebtedness as per 31 March 2013. Indebtedness is calculated based on the consolidated accounts of the Company. As of 31 March 2013 the Group’s consolidated total equity was NOK 12,564 million, corresponding to an equity ratio of 50.4 per cent.

This table should be read in conjunction with the Company’s consolidated financial statements and related notes and other financial information included elsewhere in this Offer Document in evaluating the material presented below.

NOK million	As at or for the three months ended 31 March 2013

Current debt
Secured	272
Guaranteed	-
Unsecured/unguaranteed	24
Total current debt	296

Non-current debt (excluding current portion of long term debt)
Secured	3,622
Guaranteed	-
Unsecured/unguaranteed	2,809
Total non-current debt	6,432

Equity
Share capital	2,811
Share premium reserve	779
Other equity reserve	-554
Other paid in capital and retained earnings	9,451
Non-controlling interests	77
Total equity	12,564

Total capitalization

Liquidity
A. Cash	414
B. Cash equivalents	-
C. Trading securities	-
D. Liquidity (A+B+C)	414

NOK million	As at or for the three months ended 31 March 2013

E. Current financial receivables	-

Current financial debt
F. Current bank debt	57
G. Current portion of non-current debt	239
H. Other current financial debt	-
I. Total current financial debt (F+G+H)	296

J. Net current financial indebtedness (I-E-D)	-118

Non-current financial indebtedness
K. Non-current bank debt	3,618
L. Convertible bonds issued	1,571
M. Straight bonds issued	1,238
N. Other non-current debt	5
O. Total non-current financial debt (K+L+M+N)	6,432

P. Net financial indebtedness (J+O)	6,314

9.3	Historical investments and disposals

9.3.1	Developments in 2012

Tangible fixed were sold throughout the year and net gain on sale of assets amounted to NOK 6.5 million in 2012. The corresponding figure for 2011 was NOK 44.3 million. The total gross and net investments were NOK 733 million and NOK 662 million, respectively.

Marine Harvest Norway paid out gross NOK 266 million (net NOK 229 million) for purchase of fixed assets in 2012. At year end Marine Harvest has entered into several contracts related to the construction of the feed factory in Bjugn totaling more than NOK 400 million.

On May 28 2012, Marine Harvest opened its new production plant in Boulogne, France. The plant focuses on fresh production, with extended capacity for MAP products. The VAP business invested gross NOK 86 million and received an insignificant amount from proceeds from asset sales.

9.3.2	Developments in 2011

Tangible fixed assets were sold throughout the year and net gain on sale of assets amounted to NOK 44.3 million in 2011. The corresponding figure for 2010 was NOK 5.6 million. Impairment losses recognised in 2011 are mainly related to restructuring of the operations in Canada. The total payments made for the purchase of fixed asset equaled NOK 1,055 million, and the total proceeds from the sale of fixed asset came in at NOK 69 million.

Marine Harvest Norway made payments for the purchase of fixed asset of a total of NOK 521 million in 2011, much of which was related to the completion of the expansion of its Glomfjord fresh water facility, one of the milestones in the plan to upgrade freshwater facilities. As part of the fresh water restructuring plan, three non-core facilities were sold in the fourth quarter of 2011. The net EBIT contribution from these sales amounted to NOK 30 million.

In Canada, Marine Harvest invested in a recirculation hatchery. The construction process was delayed compared to the original plan due to delays in obtaining the required permits. The facility is estimated to start operations in 2013. The total gross investments in Canada in 2011 amounted to NOK 71 million, with net investments of NOK 60 million.

Investments in increased land-based freshwater capacity in Chile continued in 2011, a step in the direction to reduce the operational risks and create a more predictable operational regime going forward. For Marine Harvest Chile as a whole, the investments totaled gross NOK 154 million and net NOK 133 million.

NOK 117 million was invested in the VAP business area in 2011. The investments were mainly related to the processing facility in Boulogne, France. The facility opened in the second quarter of 2012 and enables the Group to capitalise on the customer portfolio and facilitates growth within the readymade meals category, a market category with attractive growth rates and margins. The total proceeds from the sale of fixed assets were NOK 3 million.

9.3.3	Developments in 2010

Tangible fixed assets were sold throughout the year and net gain on sale of assets amounted to NOK 5.6 million in 2010. The corresponding figure for 2009 was NOK 4.8 million. Impairment losses recognised in 2010 were insignificant. The net investment totaled NOK 964 million, with NOK 22 million in proceeds from asset sales and NOK 987 in payments for the purchase of fixed assets.

Marine Harvest Norway initiated a substantial upgrade and expansion plan for the freshwater and processing areas in 2010. The target for the freshwater investments was to reduce cost, secure the required capacity and optimise the stocking pattern. On the processing side, substantial investments were made to increase the filleting capacity, in order to grow with the customer base. A total of NOK 635 million invested in 2010, of which a substantial portion related to the freshwater and processing areas. The proceeds from the sale of sale of fixed assets were NOK 12 million.

In Chile, substantial investments in increased land-based freshwater capacity were initiated in 2010, in order to reduce the operational risks and create a more predictable operational regime going forward. The actual investments made in 2010 was however insignificant and the net investment was negative NOK 3 million due to sale of assets.

Investments in a recirculation hatchery, enabling production of 5 million smolt and 5.8 million fry, were approved to facilitate the planned production growth in Marine Harvest Scotland. The hatchery received its first fish in the first quarter of 2013 and much of the net investments in 2010 of NOK 90 million were related to this project. The proceeds from asset sales were insignificant.

In order to support customer growth in the MAP category, investment in MAP processing facility in Boulogne was approved. The new plant was completed in 2012 and will enable Marine Harvest to capitalise on the customer portfolio and grow in a category where the company has a strong track record. Total gross and net investments in Marine Harvest VAP in 2010 equaled NOK 85 million and NOK 84 million, respectively, and were mainly related to maintenance.

9.4	Planned and committed investments

At the date of this Offer Document, Marine Harvest has, in addition to the Transaction, the following planned or committed material investments:

9.4.1	Building of feed factory

The Board decided in the board meeting on 25 October 2012 to go ahead with the plans to build an independent feed plant. Approximately NOK 550 million of the NOK 800 million total budget is to be paid during 2013. See section 7.5.3 “Presentation of Marine Harvest—Business overview—Fish Feed” for further information about the feed factory.

9.4.2	Investments related to the ongoing business

In relation to the ongoing operations the Marine Harvest is committed to maintain its asset base, and therefore continuously allocate resources to maintenance investments.

9.5	Research and development

Marine Harvest emphasizes R&D, seeing it as crucial to further developing and strengthening the relatively young salmon farming industry. The Group’s main research priorities are within the areas of fish performance, food safety and product quality, as well as fish health and welfare. In 2012, R&D expenditures were approximately NOK 40 million, representing more than a doubling from the 2006 level. In addition, a fee of 0.3 per cent of Marine Harvest Norway AS export value is paid to The Norwegian Seafood Research Fund. For Marine Harvest this represented NOK 19.4 million in 2012. Marine Harvest has taken the initiative to increase the R&D efforts, to enable further growth and profitability of the industry, grounded on a solid sustainability framework. For further information about Marine Harvest’s R&D efforts and results in 2012, reference is made to Part II, section R&D in the annual report for 2012, incorporated by reference in this Offer Document.

9.6	Legal and arbitration proceedings

Marine Harvest will from time to time be involved in disputes. The main disputes currently involving Marine Harvest are set forth below:

9.6.1	Dispute in Chile concerning termination of a rearing contract

Marine Harvest Chile S.A. has terminated a rearing contract with Salmones Sur Austral S.A. and claimed that the contract is null and void because it was fraudulently organised and implemented by the former managing director of Marine Harvest Chile S.A., Mr. Álvaro Jiménes, with the aid of shareholders in Salmones Sur Austral S.A.

Marine Harvest Chile S.A. has taken legal action against Salmones Sur Austral S.A. to have the rearing contract declared null and void. Salmones Sur Austral S.A. has countersued Marine Harvest Chile S.A. for breach of contract and indemnification of damages, which were valued at USD 42 million. The dispute shall be solved in an arbitration case.

Marine Harvest Chile S.A. has made a provision of USD 0.3 million for legal expenses in the financial statements.

9.6.2	Lawsuit against former managing director of Marine Harvest Chile S.A. and others

Marine Harvest Chile S.A. has filed a lawsuit against its former managing director, Mr. Álvaro Jiménez, for breach of his duties towards the company, claiming that he authorised sale of smolt and a rearing contract with Salmones Sur Austral S.A, without informing the company, while he had a personal economic interest in the results of it.

Marine Harvest Chile S.A. claims that Jiménez took a business opportunity that belonged to the company; that he used his position and knowledge of confidential information to benefit himself and others; and that he used the company’s assets for his own benefit using a deceitful scheme. Marine Harvest Chile S.A. is asking for reimbursement of all the proceeds obtained by Jiménez in this fraudulent venture, which are estimated at USD 7.5 million, and the indemnification of all damages.

Marine Harvest Chile S.A. has also extended the claim for damages to Mr. Fernando Toro, legal representative of Salmones Sur Austral S.A who signed the contracts with Jiménez, and Mr. Francisco Ariztía, one of the main shareholders in Salmones Sur Austral S.A., who aided Jiménez in structuring and implementing the deceitful scheme, and the respective companies owned by Jiménez, Toro and Ariztía, which were used as legal vehicles.

The claims made by Marine Harvest Chile S.A. amount to a total of USD 17 million.

Marine Harvest Chile S.A. has not recognised any provision in this regard.

9.6.3	Dispute in Norway – Claim for compensation

Marine Harvest Norway AS had a contract for sale of fish to Icelandic UK Ltd, Seachill division (“Seachill”). Seachill has not purchased the agreed volume at the agreed price and as a consequence of this Marine Harvest Norway AS has suffered a loss in the amount of NOK 63 million.

Marine Harvest Norway AS has claimed compensation from Seachill for the loss suffered and has decided to proceed with an arbitration process to solve the dispute.

Marine Harvest Norway AS has not recognised any provision in this regard.

9.6.4	Possible fine due to production of smolt in Norway exceeding the formal permit level

Marine Harvest Norway AS is under investigation for production of smolt exceeding the formal permit level. Marine Harvest Norway AS has recognised a minor provision in the financial statements for a potential fine.

9.6.5	Other cases

Marine Harvest has in addition to these cases other pending legal issues, which are not considered to be material.

9.6.6	Development from 31 March 2013 to the date of this Offer Document

There have been no significant developments in any of the abovementioned legal and arbitration proceedings from 31 March 2013 to the date of this Offer Document.

10	UNAUDITED PRO FORMA FINANCIAL INFORMATION

10.1	Unaudited pro forma financial information

10.1.1	Purpose of the pro forma financial information

The unaudited pro forma condensed consolidated financial information has been compiled to comply with the requirements in section 3.5.2.6 of the Continuing Obligations. The unaudited pro forma condensed consolidated financial information has been prepared in accordance with Annex II of Commission Regulation (EC) 809/2004 of 29 April 2004. This information is not in compliance with SEC Regulation S-X, and had the securities been registered under the U.S. Securities Act, this unaudited pro forma financial information, including the report by the auditor, would have been amended and/or removed from the Offer Document.

The unaudited pro forma condensed consolidated financial information has been compiled for illustrative purposes only. The pro forma information is based on certain management assumptions and adjustments made to illustrate how the acquisition of Cermaq through the Offer (as described in detail in section 4 “The voluntary offer”), as expected to take place in July 2013 or at such later time as all conditions for the Offer (see section 4.7 “The voluntary offer—Conditions for completion of the Offer”) have been met or waived might have impacted the financial results of Marine Harvest had the proposed Transaction occurred at the earlier dates described below.

If the Company after completion of the Offer achieves control of Cermaq, Cermaq’s financial statements will be consolidated into Marine Harvest’s financial statements as a subsidiary of the Company. On this basis pro forma financial information based on a 50 per cent ownership of Cermaq has been prepared, and presented in section 10.2 “—Unaudited pro forma financial information based on 50 per cent ownership of Cermaq”.

The Offer is conditional on the Company following completion of the Offer owning more than 1/3 of all outstanding Cermaq Shares. The pro forma financial information in section 10.3 “—Unaudited pro forma financial information based on 1/3 ownership of Cermaq” has been compiled assuming an ownership of 1/3 and presenting the investment as “investment in associated companies”.

The pro forma financial information is based on the price per share in Cermaq set forth in this Offer Document. The completion of the Transaction is subject to conditions as put forth in this Offer Document, including approval from the relevant competition authorities (see section 4.7 “The voluntary offer—Conditions for completion of the Offer”).

The unaudited pro forma condensed consolidated financial information should be read in conjunction with Marine Harvest’s annual report for 2012 and the unaudited first quarter 2013 financial information and Cermaq’s annual report for 2012 and the unaudited first quarter 2013 financial information. The unaudited pro forma condensed consolidated financial information addresses a hypothetical situation, and therefore, does not represent Marine Harvest’s actual financial position or results as it would have been had the Transaction in fact occurred at an earlier date, and is not representative of the results of operations for any future periods.

It should be noted that greater uncertainty is attached to the unaudited pro forma financial information than ordinary historical accounting information. Investors are cautioned against placing undue confidence on this unaudited pro forma condensed financial information.

The unaudited pro forma condensed statement of comprehensive income illustrate how the Transaction might have affected Marine Harvest’s 2012 consolidated statement of comprehensive income if the Transaction had taken place on 1 January 2012. The unaudited pro forma statement of comprehensive income for the first quarter 2013 has been compiled to illustrate how the Transaction might have affected Marine Harvest’s unaudited consolidated statement of comprehensive income for the first quarter of 2013 if the Transaction had taken place on 1 January 2013. The unaudited pro forma condensed consolidated statement of financial position has been compiled to illustrate how the Transaction might have impacted Marine Harvest’s consolidated statement of financial position if the Transaction had taken place on 31 March 2013. The unaudited pro forma condensed consolidated financial information has been compiled based on the annual report for the year ended 31 December 2012 and on the unaudited quarterly report for the first quarter 2013 for Marine Harvest (incorporated into this Offer Document by reference), and on the annual report for the year ended 31 December 2012 and on the unaudited quarterly report for the first quarter 2013 for Cermaq (incorporated into this Offer Document by reference). Selected financial information for Marine Harvest is available in section 8 “Marine Harvest selected consolidated financial information” and for Cermaq in section 5.3 “Presentation of Cermaq—Selected financial information”.

10.1.2	Pro forma accounting principles

Marine Harvest and Cermaq are both presenting their financial statements in accordance with IFRS. There are no identified differences in the application of accounting principles between the two companies.

The accounting principles to be applied for the combined statements for Marine Harvest and Cermaq will be in accordance with those accounting principles outlined in Marine Harvest’s annual financial statements for the year ended 31 December 2012 and the unaudited report for the three months ended 31 March 2013, incorporated by reference in this Offer Document.

The accompanying unaudited pro forma financial information is not intended to, and does not provide all the information and disclosures necessary to present a true and fair view in accordance with IFRS.

10.1.3	Sources of pro forma financial information – historical financial information

The historical financial information for Marine Harvest has been extracted, without adjustment, from the annual report for 2012 and the first quarter 2013 financial information incorporated to this Offer Document by reference.

The historical financial information for Cermaq has been extracted, without adjustment, from the annual report for 2012 and the first quarter 2013 financial information incorporated to this Offer Document by reference.

The unaudited pro forma condensed consolidated financial information for Marine Harvest does not include all information required for financial statements under IFRS, and should be read in conjunction with the historical information for Marine Harvest and Cermaq.

Ernst & Young AS has issued a “Report on the pro forma financial information included in an information memorandum”. The report is included as Appendix 3 to this Offer Document.

10.1.4	Basis for preparation of the unaudited pro forma financial information

The unaudited pro forma condensed consolidated financial information is based on the audited consolidated historical financial information of Marine Harvest and Cermaq for 2012 and the unaudited consolidated historical financial information of Marine Harvest and Cermaq for the first quarter in 2013.

The unaudited pro forma financial information has been prepared under the assumption of going concern.

10.2	Unaudited pro forma financial information based on 50 per cent ownership of Cermaq

If the Company after completion of the offer achieves control over Cermaq, Cermaq’s financial statements will be consolidated into the Company's consolidated financial statements as a subsidiary. The pro forma financial information based on a 50 per cent ownership of Cermaq has been prepared.

10.2.1	Unaudited pro forma statement of comprehensive income for the year 2012

NOK million	Marine Harvest	Cermaq	Inter- company eliminations (unaudited)	Note	Pro forma adj. (unaudited)	Note	Pro forma (unaudited)
Revenue	15,464	11,919	-635	1,2,3	-		26,748

Cost of materials	-9,666	-8,118	633	1,2	-73	4	-17,224
Other operating expenses	-4,582	-2,970	1	3	-50	8	-7,600
Depreciation and amortisation	-677	-354	-		-23	5	-1,055
Fair value adj. on biological assets	350	-152	-		-		198
Onerous contract provisions	-6	-	-		-		-6
Restructuring cost	-1	-	-		-		-1
Income from ass. companies	88	14	-		-		102
Impairment losses	-1		-		-		-1
EBIT	969	340	-		-147		1,162
Net financial items	-180	-31	-		-247	6	-458
EBT	789	309	-		-394		704
Taxes	-377	-68	-		44	7	-401
Profit/(loss) for the period	413	240	-		-350		303

NOK million	Marine Harvest	Cermaq	Inter- company eliminations (unaudited)	Note	Pro forma adj. (unaudited)	Note	Pro forma (unaudited)
Other comprehensive income	-409	-272	-		-		-681
Comprehensive income for the period	4	-32	-		-350		-378
Non-controlling interests	0	-3			-52	9	-56
Comprehensive income attributable to the owners	4	-29			-297		-322

10.2.2	Unaudited pro forma condensed statement of comprehensive income for the first quarter 2013

NOK million	Marine Harvest (unaudited)	Cermaq (unaudited)	Inter- company eliminations (unaudited)	Note	Pro forma adj. (unaudited)	Note	Pro forma (unaudited)
Revenue	3,752	2,860	-106	1,2,3	-		6,506

Cost of materials	-1,978	-1,834	105	1,2	-73	4	-3,780
Other operating expenses	-1,105	-784	1	3	-50	8	-1,938
Depreciation and amortisation	-170	-101	-		-6	5	-277
Fair value adj. on biological assets	644	286	-		-		930
Onerous contract provisions	-18	-	-		-		-18
Restructuring cost	-	-	-		-		-
Income from ass. companies	43	3	-		-		45
Impairment losses	1	-	-		-		1
EBIT	1,168	430	-		-129		1,469
Net financial items	-166	-42	-		-109	6	-316
EBT	1,002	387	-		-237		1,152
Taxes	-249	-101	-		57	7	-293
Profit/(loss) for the period	753	287	-		-181		859

NOK million	Marine Harvest (unaudited)	Cermaq (unaudited)	Inter- company eliminations (unaudited)	Note	Pro forma adj. (unaudited)	Note	Pro forma (unaudited)
Other comprehensive income	123	117	-		-		239
Comprehensive income for the period	876	403	-		-181		1,098
Non-controlling interests	8	-1			173	9	180
Comprehensive income attributable to the owners	868	404			-354		918

10.2.3	Elimination of transactions between Cermaq and Marine Harvest

Cermaq’s feed division EWOS is one of Marine Harvest’s feed suppliers. Other than this, a limited number of other transactions have been identified and eliminated in the pro-forma profit & loss statement.

10.2.3.1	Note 1: Elimination of feed purchases between EWOS and Marine Harvest

The total eliminations for the above mentioned purchases are NOK 628.3 million for the year ended 31 December 2012 and NOK 105.2 for the quarter ended 31 March 2013.

10.2.3.2	Note 2: Eliminations other purchases

Marine Harvest Chile’s subsidiary Processadora De Productos Marinos Delifish S.A. has purchases from CMC, acquired by Cermaq on 5 October 2012. Only purchases after this date have been eliminated.

Marine Harvest Norway has purchased fresh salmon from Mainstream for trading. These transactions are fully eliminated.

The total eliminations for the above mentioned purchases are NOK 5.1 million for the year ended 31 December 2012 and NOK 0 (nil) for the quarter ended 31 March 2013.

10.2.3.3	Note 3: Eliminations operating expenses

Marine Harvest Chile rents fixed assets and licenses to CMC. Only transactions after 5 October 2012 have been eliminated.

Marine Harvest Canada is participating with Mainstream in a joint project with a cost-sharing agreement. These transactions are fully eliminated.

The total eliminations for the above mentioned operating expenses are NOK 1.5 million for the year ended 31 December 2012 and NOK 1.2 for the three months ended 31 March 2013.

10.2.3.4	Summary of eliminations

NOK million	The year ended 31 December 2012	The three months ended 31 March 2013

Operating income	634.9	106.4
Cost of materials	633.4	105.2
Operating expenses	1.5	1.2

10.2.4	Unaudited adjustments in pro forma statement of comprehensive income

All unaudited pro forma adjustments will have a continuing impact, on the comprehensive income, with exception of transaction costs incurred in connection with the acquisition and realisation of excess value in feed inventory.

10.2.4.1	Note 4: Elimination of internal profit in feed inventory in Marine Harvest entities

With EWOS being a supplier to the farming entities in Marine Harvest, the internal profit of feed in stock at the end of the year ended 31 December 2012 and the three months ended 31 March respectively, have been eliminated. Based on the average margin on goods sold in EWOS in the years 2010-11 and 12, an average gross margin of 7.3 per cent has been applied (EWOS feed in stock at the end of the period x 7.3 per cent average gross margin).

The total eliminations for the abovementioned unrealised profit on feed inventory are NOK 1.4 million for the year ended 31 December 2012 and NOK 1.0 for the three months ended 31 March 2013.

Realisation of excess value in feed inventory of NOK 72 million is consumed in the subsequent period for both the year ended 31 December 2012 and for the three months ended 31 March 2013. The adjustment is included in the pro forma adjustments in both 2012 and Q1 2013. Reference is made to section 10.2.5.3 “—Excess values—Note 12: Feed inventory”.

NOK million	The year ended 31 December 2012	The three months ended 31 March 2013

Internal profit in feed inventory	-1.4	-1.0
Realisation of excess value in feed inventory	-72.0	-72.0

Total adjustments cost of materials	-73.4	-73.0

10.2.4.2	Note 5: Depreciation of excess values in property, plant & equipment

The excess values identified in property, plant & equipment of NOK 460 million have been depreciated using a linear depreciation with estimated 20 years of useful life. Refer to section 10.2.5 “—Excess values” for information related to excess values. The licenses are considered to have indefinite useful lives and are, according to IFRS together with goodwill, not depreciated but tested for impairment. No impairment has been identified.

The total pro forma adjustments for the abovementioned depreciation are NOK 23.5 million for the year ended 31 December 2012 and NOK 5.9 for the three months ended 31 March 2013.

NOK million	The year ended 31 December 2012	The three months ended 31 March 2013

Total adjustments depreciation	-23.5	-5.9

10.2.4.3	Note 6: Financing costs

The financing as described in section 10.2.7.2 “—Eliminations and unaudited adjustments in pro forma condensed consolidated statement of financial position—Note 16: Financing” have given rise to the following adjustments:

NOK million	The year ended 31 December 2012	The three months ended 31 March 2013

Amortised cost EUR convertible bond	-70.5	-17.9
Interest expense EUR convertible bond	-75.2	-18.9
Currency effects EUR convertible bond	125.6	-38.3
Change in fair value of the equity conversion option*	-234.7	-35.2
Reduced interest expense frim excess cash	7.5	1.8

Total financing cost	-247.3	-108.6

* On 1 May 2013 the Company issued a EUR 350 million convertible bond. At the issue date the Marine Harvest Share price was NOK 6.00 per share. The bond was issued for general corporate purposes, including possible refinancing of certain of Group's loans, the extension of the Group's debt maturity profile and for financing the potential acquisition of Cermaq. The fair value of the equity conversion option is estimated to NOK 376 million at initial recognition, using an established model for option valuation (Black-Scholes).
The unaudited pro forma statement of comprehensive income shall illustrate how the Transaction might have affected Marine Harvest’s statement of comprehensive income for 2012 and Q1/13, as if the Transaction had taken place 1 January 2012 and 1 January 2013 respectively.
The effects of rolling backwards an issued convertible bond to a point in time when the Marine Harvest Share price was significantly lower (1 January 2012: NOK 2.95 per share) is material. The effects of change in fair value of the convertible bond on the unaudited pro forma statement of comprehensive income is a cost of NOK 235 million and NOK 35 million for 2012 and Q1 2013 respectively.

10.2.4.4	Note 7: Tax

Tax benefit (expense) has been calculated on adjustments in the pro forma statement of comprehensive income. The tax rates of the countries concerned by the adjustments have been applied. The change in fair value of the equity conversion option described in note 16 is not taxable.

NOK millions	Tax rate	The year ended 31 December 2012	The three months ended 31 March 2013

Tax benefit on unrealised gains
Norway	28.0 per cent	0.2	0.1
Scotland	24.5 per cent	0.1	0.1
Ireland	12.5 per cent	0.0	0.0
Chile	20.0 per cent	0.0	0.0
Tax benefit on unrealised profit		0.3	0.2

Tax benefit on realisation of excess value feed inventory	28.0 per cent	20.2	20.2

Tax benefit on depreciation of excess value
Norway	28.0 per cent	5.2	1.3
Scotland	24.5 per cent	0.6	0.2
Canada	25.0 per cent	0.6	0.2
Tax benefit on depreciation of excess value		6.4	1.7

Tax benefit on transaction costs	28.0 per cent	14.0	14.0

Tax benefit on calculated financial expenses	28.0 per cent	3.5	20.5

Total tax		44.4	56.6

10.2.4.5	Note 8: Transaction costs

Transaction costs directly attributable to the Transaction will be carried by the Company. Total costs are estimated to be NOK 50 million. The costs are included in the pro forma adjustments in both 2012 and Q1 2013. The transaction costs are one-off costs only relating to the acquisition of shares in Cermaq and will not have continuing impact. Estimations are calculated on the basis of comparable transactions and may differ from actual costs in connection with the Transaction.

NOK million	The year ended 31 December 2012	The three months ended 31 March 2013

Transaction costs	-50.0	-50.0

10.2.4.6	Note 9: Comprehensive income attributable to non-controlling interests

NOK million	The year ended 31 December 2012	The three months ended 31 March 2013

1/2 of Cermaq’s total comprehensive income	-17.4	201.3
1/2 of adjustments for excess value	-35.0	-28.4

Total adjustments non-controlling interests	-52.4	172.9

10.2.5	Excess values

The preliminary purchase price allocations has identified excess values on intangible assets (farming licenses), property, plant & equipment, inventory and associated companies. The preliminary calculations are based on uncertain assumptions and may be revised based on more accurate information at a later stage.

10.2.5.1	Note 10: Farming licenses

Norway
The fair value of a license in Norway is preliminary estimated to NOK 15 million. The valuation is based on net present value calculations with a two price paths comparison performed in 2007, concluding on a value per license of NOK 9.5 million to NOK 20 million. The Company applied a value of NOK 15 million per license in the 2007 purchase price allocation (“PPA”) in the combination of Pan Fish ASA, Fjord Seafood ASA and Marine Harvest N.V. The valuation in 2007 was made on the back of a high cycle, and the value has been maintained for this preliminary valuation.

Cermaq has 44 sea water licenses in Norway.

Preliminary calculations of excess value	NOK million	Note

Estimated fair value of licenses	660	44 x 15
Carrying amount	399
Excess value	260

Canada
Marine Harvest has 36 active licenses in Canada with a total carrying value as of 31 December 2012 of NOK 448 million (NOK 12.4 million per license). The harvest volume in 2012 was 40,000 tonnes HOG, and the plan for 2013 is 42,000 tonnes HOG.

The fair value of a license in Canada is based on value of CAD 2.05 per kg. The value was originally calculated in the 2007 PPA and the value was cross-checked towards the calculations performed in Norway. The valuation principle and factor was validated and verified as a part of the Company’s restructuring plan for Canada in November 2011.

Cermaq has 27 licenses in Canada with a total carrying value as of 31 December 2012 of NOK 108 million (NOK 4.0 million per license). Cermaq’s capacity in Canada is 26,000 tonnes HOG. License values are not available as of 31 March 2013.

Preliminary calculations of excess value	Million	Note

Estimated fair value of licenses in CAD	53 (CAD)	26,000 x 2.05
Estimated fair value of licenses in NOK	307 (NOK)	CAD/NOK @ 5.7625
Carrying amount	108 (NOK)
Excess value	200 (NOK)

Chile
Marine Harvest has 156 licenses in Chile, with a carrying value as of 31 December 2012 of NOK 1,290 million (NOK 8.3 million per license). In 2008 the Company recognised impairment losses of NOK 192 million on licenses in Chile. These impairment losses have not been reversed as there still are biological challenges in Chile.

Cermaq has 89 licenses in Chile with a total carrying value as of 31 December 2012 of NOK 997 million (NOK 11 million per license). License values are not available as of 31 March 2013.

Based on the biological uncertainty, no excess value has been included in the preliminary calculation for licenses in Chile.

Total
The total estimated excess value of licenses is NOK 460 million.

Preliminary calculations of excess value	NOK million	Note

Norway	260
Canada	200
Chile	-
Total estimated excess value	460

10.2.5.2	Note 11: Property, plant and equipment

Norway
The fair value of property, plant and equipment in EWOS in Norway is estimated to NOK 2.02 per kg of capacity. The valuation is based on acquisition value of property, plant and equipment in EWOS AS per 1 January 2011 (latest available information), adjusted for wear and tear – preliminary calculated to 25 per cent of the initial investment. It has been assumed that there have been no material changes to the figures. Based on numbers from the annual report for Cermaq for the year ended 31 December 2012; an estimated 40 per cent share of a total market of 1.6 million tonnes would yield an EWOS Norway capacity of 640,000 tonnes.

Preliminary calculations of excess value	NOK million	Note

Acquisition cost of assets per 1 January 2011	1,726
Estimated fair value	1,295	2.02 x 640,000
Carrying amount as of 31 December 2011	924
Total estimated excess value	371

Excess value per kg capacity	0.58	NOK

Canada and Scotland
For the preliminary calculation of excess values found in the EWOS feed plants in Canada and Scotland, the same value per kg as for the Norwegian plants has been assumed (NOK 0.58). Based on numbers from the annual report for Cermaq for the year ended 31 December 2012 the estimated capacities for EWOS Canada and EWOS Scotland is approximately 85,000 tonnes each.

Preliminary calculations of excess value	NOK million	Note

Excess value Canada	49	0.58 x 85,000
Excess value Scotland	49	0.58 x 85,000
Total estimated excess value	98

Chile
Cermaq also has a feed plant in Chile, but given the challenging biological situation for Chilean farming operations, no excess value has been included in the preliminary calculations.

Total
The total estimated excess value of property, plant and equipment is NOK 469 million.

Preliminary calculations of excess value	NOK million	Note

Norway	371
Canada and Scotland	98
Chile	-
Total estimated excess value	469

10.2.5.3	Note 12: Feed inventory

Raw materials, work in progress and finished goods feed are recognised at cost in Cermaq’s statement of financial position. Adjustments to fair value have been made based on margins achieved in EWOS in 2010-2012, as stated in the annual reports for the said years, incorporated by reference in this Offer Document. The calculated margin has been added to the relevant inventory lines of raw materials, work in progress and finished goods.

Preliminary calculations of excess value	NOK million	Note

Estimated fair value of feed inventory per 31 December 2012	1,201
Carrying amount as of 31 December 2012	1,129
Total estimated excess value	72

10.2.5.4	Note 13: Associated companies

To identify excess value a valuation of the associated companies of Cermaq has been performed based on the limited information publicly available.

Denofa AS
Cermaq has announced that it will sell its shares in Denofa AS in September 2013. The sales will result in a profit in Cermaq’s financial statements of approximately NOK 7 million. The announced profit is considered to be the best estimate of excess value for the investment in Denofa AS.

Preliminary calculations of excess value	NOK million	Note

Estimated excess value	7

Ballangen Sjøfarm AS
The company has inventory carried at cost without a fair value uplift. Based on the last available financial figures, the company has NOK 20.9 million in biological assets carried at cost. It has been assumed that the value is unchanged per the first quarter 2013.  A fair value uplift is calculated based on this value and then reduced with the percentage of ownership.

Preliminary calculations of excess value	NOK million	Note

Total estimated excess value	3

Ranfjord Fiskeprodukter AS
For calculation of the excess value of Cermaq’s stake in Ranfjord Fiskeprodukter AS, the same method as with Ballangen Sjøfarm AS has been applied.

Preliminary calculations of excess value	NOK million	Note

Total estimated excess value	4

Total
The remaining associated companies have not been examined for excess values at this preliminary stage, as their carrying value in Cermaq’s financial position is not considered material.

The total estimated excess value of associated companies is NOK 14 million.

Preliminary calculations of excess value	NOK million	Note

Denofa AS	7
Ballangen Sjøfarm AS	3
Ranfjord Fiskeprodukter AS	4
Other associated companies	-
Total estimated excess value	14

10.2.5.5	Note 14: Non-current interest-bearing debt

Cermaq has recognised non-current interest-bearing debt at amortised cost. As of 31 December 2012 the fair value of the debt was NOK 15.7 million higher than the carrying amount and the average time left to maturity of the debt was approximately 3.5 years.  The change in the fair value for the first quarter of 2013 is estimated to NOK 1.1 million.

The fair value of the debt as of 31 March 2013 is estimated to NOK 14.6 million higher than the carrying amount.

Non-current interest-bearing debt	NOK million	Note

Adjustment fair value debt	-14.6

10.2.6	Unaudited pro forma condensed consolidated statement of financial position for the three months ended 31 March 2013

NOK million	Marine Harvest	Cermaq	Inter-company eliminations	Note	Pro forma adj.	Note	Pro forma
ASSETS
Licences	5,496	1,484	-		460	10	7,440
Goodwill	2,125	786	-		1,564	18	4,475
Other intangible assets	200	191	-		-		391
Total intangible assets	7,820	2,461	-		2,024		12,306
Property, plant and equipment	4,387	3,153	-		469	11	8,009
Financial fixed assets	2,458	179	-		14	13	2,651
Total non-current assets	14,665	5,793	-		2,507		22,965
Inventory	761	1,593	-		71	4,12	2,425
Biological assets	6,771	2,482	-		-		9,253
Current receivables	2,296	2,408	-38	15	-		4,666
Cash	414	369	-		-		783
Total current assets	10,241	6,852	-38		71		17,127
Total assets	24,907	12,645	-38		2,578		40,092

EQUITY AND LIABILITIES
Equity	12,488	6,040	-		-3,554	16	14,973
Non-controlling interests	77	41	-		3,384	16	3,502
Total equity	12,564	6,081	-		-170		18,475
Non-current interest bearing debt	6,432	3,092	-		15 2,093	14 16	11,631
Other non-current liabilities	3,242	953	-		370 271	16 17	4,835
Total non-current liabilities	9,674	4,044	-		2,748		16,466
Current interest bearing liabilities	296	389	-		-		685
Other current liabilities	2,372	2,131	-38	15	-		4,465
Total current liabilities	2,668	2,520	-38		-		5,150
Total equity and liabilities	24,907	12,645	-38		2,578		40,092

10.2.7	Eliminations and unaudited adjustments in pro forma condensed consolidated statement of financial position

10.2.7.1	Note 15: Eliminations in pro forma condensed consolidated statement of financial position

Trade receivables in EWOS have been eliminated towards Marine Harvest trade payables.

10.2.7.2	Note 16: Financing

The financing is based on the assumption that the Company through the Transaction will acquire 50 per cent of the Cermaq Shares, and may be subject to change if the basis for the Transaction changes. The offer is 8.6 shares in Marine Harvest and a cash consideration of NOK 53.25 per share in Cermaq. Based on the closing price of the Marine Harvest Share as of 30 May 2013 (NOK 6.25), the Offer represents the value equivalent of NOK 107 per share in Cermaq.

The Company has issued convertible bonds of EUR 350 million (equivalent of NOK 2,954 million). The bond was issued for general corporate purposes including possible refinancing of certain of the Group's loans, the extension of the Group's debt maturity profile and for financing the potential acquisition of Cermaq.

For the convertible bonds in Euro, currency adjustments have also been taken into account in the unaudited pro forma statements of comprehensive income.

On subsequent measurements the amortised interest is recognised as interest expense and increases the carrying amount of the convertible bond. The equity conversion option is recognised at fair value using an established model for option valuation (Black-Scholes). Changes in the fair value of conversion option are recognised in the unaudited pro forma statement of comprehensive income.

Excess liquidity has been considered applied towards repayment of a senior unsecured bond, and interest expense for 2012 and the first quarter of 2013 has been reduced correspondingly using historical interest rates.

	NOK million	Note

CHANGE IN NON-CONTROLLING INTERESTS
Acquisition of Cermaq*	3,020	1/2 of Cermaq’s equity
Non-controlling interest share of excess value, reduced for deferred tax	364
Total change in non-controlling interests	3,384

CHANGE IN INTEREST BEARING DEBT
Cash part of Cermaq acquisition	2,463	NOK 53.25 per CEQ share
Value of conversion rights EUR bond	-370
Total change in interest bearing debt	2,093

VALUE OF CONVERSION RIGHTS
Value of conversion rights EUR bond	370
Total value of conversion rights EUR bond	370

INCREASED EQUITY
Share consideration part of Cermaq acquisition	2,486	8.6 MHG share at NOK 6.25 per CEQ share
Elimination of Cermaq's equity	-6,040
Total increased equity	-3,554

* Acquisition of 50 per cent of Cermaq, non-controlling interest of 50 per cent of Cermaq equity

10.2.7.3	Note 17: Taxes

NOK million	Excess value	Tax rate	Deferred tax

Excess value of licenses
Norway	260	28.0 per cent	73
Canada	200	25.0 per cent	50
Total excess value of licenses	460		123

Excess value of property, plant and equipment
Norway	371	28.0 per cent	104
Canada	49	25.0 per cent	12
Scotland	49	24.5 per cent	12
Total excess value property, plant and equipment	469		128

Excess value of inventories
Excess values of feed inventory	72	28.0 per cent	20
Eliminated internal profit in feed inventory	-1	28.0 per cent	-0
Total excess value of inventories	71		20

Excess value - other
Excess value of associated companies	14	28.0 per cent	4
Excess fair value of debt	-15	28.0 per cent	-4
Total excess value - other	-1		0

Total effect tax			271

10.2.7.4	Note 18: Preliminary purchase price allocation

The preliminary allocation of excess values and assessment of goodwill are based on uncertain assumptions and may be revised when more accurate information is available.

NOK million	NOK million	Note

Cermaq:
Total assets	12,645
Total non-current liabilities	-4,044
Total current liabilities	-2,520
Non-controlling interests	-41
Net assets attributable to owners of Cermaq	6,041

Excess value:
Farming licenses	460	Ref 10.2.5.1
Property, plant and equipment	469	Ref 10.2.5.2
Feed inventory	71	Ref 10.2.5.3
Associated companies	14	Ref 10.2.5.4
Non-current interest-bearing debt	-15	Ref 10.2.5.5
Taxes	-271	Ref 10.2.7.3
Total excess value	728

Total identifiable net assets at fair value	6,769

Non-controlling interest measured at fair value	-3,384	1/2 of net assets at fair value
Preliminary assessment of goodwill arising on acquisition	1,564

Estimated purchase price	4,949	NOK 107 per share

10.3	Unaudited pro forma financial information based on 1/3 ownership of Cermaq

The Offer is conditional on the Company, following completion of the Offer owning more than 1/3 of all the Cermaq Shares. The terms of the Offer is set out in section 4 “The voluntary offer”, and include an Offer Price of NOK 53.25 and 8.6 Marine Harvest Shares per each Cermaq Share. Based on the closing price of the Marine Harvest Share as of 30 May 2013 (NOK 6.25), the Offer represents the value equivalent of NOK 107 per share in Cermaq. On this basis the total purchase price of 1/3 of the Cermaq Shares will amount to NOK 3.306 million.

An investment in 1/3 of the shares in Cermaq will, in Marine Harvest’s financial statements, be recognised as “investment in associated companies”, as the Company will have significant, but not controlling influence over Cermaq. Associated companies are recognised in Marine Harvest’s financial statements according to the equity method.

10.3.1	Unaudited pro forma statement of comprehensive income for the year 2012

NOK million	Marine Harvest	Pro forma adj. (unaudited)	Note	Pro form (unaudited)
Revenue	15,464			15,464

Cost of materials	-9,666			-9,666
Other operating expenses	-4,582	-50	6	-4,632
Depreciation and amortisation	-677			-677
Fair value adj. on biological assets	350			350
Onerous contract provision	-6			-6
Restructuring cost	-1			-1
Income from ass. companies	88	80	1	136
		-25	2
		-8	3
Impairment losses	-1			-1
EBIT	969	-2		967
Net financial items	-180	-200	4	-380
EBT	789	-203		587
Taxes	-377	13	5	-363
Profit/(loss) for the period	413	-189		223

Other comprehensive income	-409	-91	1	-500
Comprehensive income for the period	4	-280		-276

10.3.2	Unaudited pro forma condensed statement of comprehensive income for the first quarter 2013

NOK million	Marine Harvest (unaudited)	Pro forma adj. (unaudited)	Note	Pro forma (unaudited)
Revenue	3,752			3,752

Cost of materials	-1,978			-1,978
Other operating expenses	-1,105	-50	6	-1,155
Depreciation and amortisation	-170			-170
Fair value adj. on biological assets	644			644
Onerous contract provisions	-18			-18
Restructuring cost	-			-
Income from ass. companies	43	96	1	112
		-24	2
		-2	3
Impairment losses	1			1
EBIT	1,168	19		1,187
Net financial items	-166	-98	4	-263
EBT	1,002	-78		924
Taxes	-249	39	5	-210
Profit/(loss) for the period	753	-39		714

Other comprehensive income	123	39	1	162
Comprehensive income for the period	876	-1		875

10.3.3	Unaudited adjustments in pro forma statement of comprehensive income

All unaudited pro forma adjustments will have a continuing impact, on the comprehensive income, with exception of transaction costs incurred in connection with the acquisition and realisation of excess value in feed inventory

10.3.3.1	Note 1 Cermaq – Share of profit and other comprehensive income:

A 1/3 share of Cermaq’s recognised profit and other comprehensive income in the period has been adjusted as:

NOK million	The year ended 31 December 2012	The three months ended 31 March 2013

Income from associated companies	80	96

Other Comprehensive income	-91	39

10.3.3.2	Note 2 Adjustments for internal profit and realization of excess value in feed inventory

For explanation of adjustments for internal profit and realization of excess value in feed inventory, reference is made to section 10.2.4.1 ”—Unaudited adjustments in pro forma statement of comprehensive income—Note 4: Elimination of internal profit in feed inventory in Marine Harvest entities”.

NOK million	The year ended 31 December 2012	The three months ended 31 March 2013

Internal profit in feed inventory - 1/3	-0.5	-0.3
Realisation of excess value in feed inventory – 1/3	-24.0	-24.0

Total adjustments cost of materials	-24.5	-24.3

10.3.3.3	Note 3 Adjustments for depreciation of excess value in property plant and equipment

For explanation of excess values and adjustments for depreciation of excess value, reference is made to section 10.2.5 ”—Unaudited pro forma financial information based on 50 per cent ownership of Cermaq—Excess values” and 10.2.4.2 ”—Unaudited pro forma financial information based on 50 per cent ownership of Cermaq—Unaudited adjustments in pro forma statement of comprehensive income—Note 5: Depreciation of excess values in property, plant & equipment”, respectively.

NOK million	The year ended 31 December 2012	The three months ended 31 March 2013

Total adjustments depreciation -1/3	-7.8	-2.0

10.3.3.4	Note 4 Financing costs

Financing costs as described in 10.3.5.1 “—Unaudited adjustments in pro forma condensed statement of financial position—Note 7 Financing” have given rise to the following adjustments:

NOK million	The year ended 31 December 2012	The three months ended 31 March 2013

Amortised cost EUR convertible bond	-70.5	-17.9
Interest expense EUR convertible bond	-75.2	-18.9
Reduced interest expense interest-bearing debt	54.3	12.7
Currency effects EUR convertible bond	125.6	-38.3
Change in fair value of the equity conversion option*	-234.7	-35.2
Total financing cost	-200.5	-97.6

* For explanation of change in fair value of the equity conversion option reference is made to section 10.2.4.3 “——Unaudited adjustments in pro forma statement of comprehensive income—Note 6: Financing costs”.

10.3.3.5	Note 5 Taxes

Deferred tax has been calculated on adjustments in the pro forma statement of comprehensive income using 28 per cent tax in Norway. The change in fair value of the equity conversion option described in note 7 is not taxable.

NOK millions	Tax rate	The year ended 31 December 2012	The three months ended 31 March 2013

Tax benefit on adjustment cost of materials	28.0 per cent	6.8	6.7
Tax benefit on adjustment transaction costs	28.0 per cent	14.0	14.0
Tax benefit on adjustment for depreciation of excess value	28.0 per cent	2.1	0.6
Tax benefit (expense) on adjustment calculated financial cost	28.0 per cent	-9.6	17.4
	28.0 per cent
Tax benefit		13.3	38.7

10.3.3.6	Note 3 Transaction costs

Transaction costs directly attributable to the Transaction will be carried by the Company. Total costs are estimated to be NOK 50 million. The costs are included in the pro forma adjustments in both 2012 and Q1 2013. The transaction costs are one-off transactions only relating to the acquisition of shares in Cermaq and will not have continuing impact. Estimations are calculated on the basis of comparable transactions and may differ from actual costs in connection with the Transaction.

10.3.4	Unaudited pro forma condensed statement of financial position for the three months ended 31 March 2013

NOK million	Marine Harvest (unaudited)	Pro forma adj. (unaudited)	Note	Pro forma (unaudited)
ASSETS
Licences	5,496			5,496
Goodwill	2,125			2,125
Other intangible assets	200			200
Total intangible assets	7,820	-		7,820
Property, plant and equipment	4,387			4,387
Financial fixed assets	2,458	3,306	7	5,764
Total non-current assets	14,665	3,306		17,971
Inventory	761			761
Biological assets	6,771			6,771
Current receivables	2,296			2,296
Cash	414			414
Total current assets	10,241	-		10,241
Total assets	24,907	3,306		28,212

EQUITY AND LIABILITIES
Equity	12,488	1,661	7	14,149
Non-controlling interests	77			77
Total equity	12,564	1,661		14,226
Non-current interest bearing debt	6,432	1,645	7	7,707
		-370	7
Other non-current liabilities	3,242	370	7	3,612
Total non-current liabilities	9,674	1,645		11,319
Current interest bearing liabilities	296			296
Other current liabilities	2,372			2,372
Total current liabilities	2,668	-		2,668
Total equity and liabilities	24,907	3,306		28,212

10.3.5	Unaudited adjustments in pro forma condensed statement of financial position

10.3.5.1	Note 7 Financing

The financing is based on the assumption that the Company through the Transaction will acquire 1/3 of the Cermaq Shares based on the terms set out in section 4 “The voluntary offer”.

The Company has issued convertible bonds of EUR 350 million (equivalent of NOK 2,954 million) as part of financing the acquisition of Cermaq.  For further explanations related to the convertible bond, reference is made to section 10.2.7.2 ”—Unaudited pro forma financial information based on 50 per cent ownership of Cermaq—Eliminations and unaudited adjustments in pro forma condensed consolidated statement of financial position—Note 16: Financing”.

Excess liquidity has been considered applied towards repayment of a senior unsecured bond, and interest expense for 2012 and the first quarter of 2013 has been reduced correspondingly using historical interest rates.

NOK million	NOK million	Note

CHANGE IN INVESTMENTS IN ASSOCIATED COMPANIES
Acquisition cost of Cermaq*	3,306	NOK 107 per share
Total change in financial fixed assets	3,306

CHANGE IN INTEREST BEARING DEBT
Cash part of Cermaq acquisition	1,645	NOK 53.25 per CEQ share
Value of conversion rights EUR bond	-370
Total change in interest bearing debt	1,275

VALUE OF CONVERSION RIGHTS
Value of conversion rights EUR bond	370
Total value of conversion rights EUR bond	370

INCREASED EQUITY
Share consideration part of Cermaq acquisition	1,661	8.6 MHG share at NOK 6.25 per CEQ share
Total increased equity	1,661

* Acquisition of 1/3 of Cermaq (total 92,500,000 shares)
10.4	Accounting and tax effects

All known accounting effects are included in the pro forma financial figures. The Transaction does not trigger any material known tax consequences for either Marine Harvest or Cermaq.

11	CAPITAL RESOURCES

11.1	Indebtedness

The table below shows Marine Harvest’s consolidated capitalization and net indebtedness as per 31 March 2013. Indebtedness is calculated based on the consolidated accounts of the Group. As of 31 March 2013 the Group’s consolidated total equity was NOK 12,564 million, corresponding to an equity ratio of 50.4 per cent.

This table should be read in conjunction with the Group’s consolidated financial statements and related notes and other financial information included elsewhere in this Offer Document in evaluating the material presented below

NOK million	As at or for the three months ended 31 March 2013

Current debt
Secured	272
Guaranteed	-
Unsecured/unguaranteed	24
Total current debt	296

Non-current debt (excluding current portion of long term debt)
Secured	3,622
Guaranteed	-
Unsecured/unguaranteed	2,809
Total non-current debt	6,432

Equity
Share capital	2,811
Share premium reserve	779
Other equity reserve	-554
Other paid in capital and retained earnings	9,451
Non-controlling interests	77
Total equity	12,564

Total capitalization

Liquidity
A. Cash	414
B. Cash equivalents	-
C. Trading securities	-
D. Liquidity (A+B+C)	414

E. Current financial receivables	-

Current financial debt
F. Current bank debt	57
G. Current portion of non-current debt	239
H. Other current financial debt	-
I. Total current financial debt (F+G+H)	296

J. Net current financial indebtedness (I-E-D)	-118

Non-current financial indebtedness
K. Non-current bank debt	3,618
L. Convertible bonds issued	1,571
M. Straight bonds issued	1,238
N. Other non-current debt	5
O. Total non-current financial debt (K+L+M+N)	6,432

P. Net financial indebtedness (J+O)	6,314

11.2	Capital resources

Financing of Marine Harvest is mainly carried out through the parent company Marine Harvest ASA. External financing in the subsidiaries is only conducted if this is optimal for the Group.

The following programs are the main sources of financing for the Group per 31 March 2013:

Description	Nominal interest rate	Amount (NOK million)	Maturity date
Syndicated borrowing facility (denominated in EUR)	Interbank interest + margin according to performance	3,496	31 January 2015
Convertible bond (denominated in EUR)	4.5per cent	1,571	23 February 2015
Unsecured bond (denominated in NOK)	3m NIBOR + 3.5per cent	1,238	12 March 2018

Total		6,305

11.2.1	EUR 775 million syndicated borrowing facility

The Group has a syndicated loan facility with an original limit of EUR 600 million. The loan facility was increased to EUR 775 million in 2011. The loan facility consists of a term loan of originally EUR 183 million together with two revolving credit facilities of EUR 512 million and USD 105.6 million.

The term loan is repaid in semi-annual installments of EUR 16 million and has final maturity in January 2015, which is also the final maturity for the revolving credit facilities.

The revolving credit facilities are available to Marine Harvest and selected subsidiaries. In addition, parts of the revolving credit facilities may be allocated as bilateral credits (including overdraft facilities and facilities for the issuance of guarantees) between syndicate banks and group companies.

The syndicated loan agreement sets forth covenants on earnings (net interest bearing debt to EBITDA) and solidity (equity ratio) which has to be met by the Group.

For the calculation of net interest bearing debt to EBITDA, the EBITDA is adjusted by a number of items from the reported EBITDA. These adjustments include exceptional items which are listed in note 31 to the Company's consolidated financial statements for 2012.

The maximum ratio of net interest bearing debt to EBITDA allowed under the facility agreement is 3.25 up until the second quarter 2014, and 3.00 from (and including) the second quarter 2014. As a consequence of the acquisition of Morpol, the maximum ratio has however been temporarily lifted to 3.99 until the earlier of fourth quarter of 2013 and the quarter when Morpol is consolidated into the group financials. The equity ratio shall be above 40 per cent at all times. Furthermore, the ability for the Group to take on new debt is regulated by the loan agreement.

Net interest bearing debt to EBITDA is also the basis for determining the interest margin.

Under the syndicated borrowing facility, the Company is also required to obtain the consent of the bank syndicate to any acquisition making the total value of all acquisitions in any calendar year exceed EUR 150 million, measured on enterprise value. Such consent will be required if the Offer is completed

11.2.2	EUR 225 million convertible bond

In March 2010, the Company issued a convertible bond loan with a EUR 225 million principal. The loan carries a fixed coupon of 4.50 per cent p.a. payable semi-annually. Unless a prior conversion, the loan will mature in February 2015. There are no installments on the loan. The conversion share price as of the date of this Offer Document is EUR 0.6443, representing an adjustment to the original conversion share price (EUR 0.8335) for dividends paid in 2010, 2011 and 2013. The conversion share price is subject to standard adjustment mechanisms for convertible bonds. Since March 2013, Marine Harvest can, under certain market conditions, call the bond issue at par plus accrued interest. After receiving notice of such call, bondholders may elect to exercise their conversion rights.

At initial recognition the nominal value of the convertible bond was split into a liability component and an equity conversion component. The value of the liability component, classified as non-current interest-bearing debt, was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount, representing the value of the equity conversion option, was classified as other non-current liabilities.

On subsequent measurements the amortised interest is recognised as interest expense and increases the carrying amount of the convertible bond. The equity conversion option is recognised at fair value using an established model for option valuation (Black-Scholes).

11.2.3	NOK 1,250 million unsecured bond

In February 2013, the Company completed an unsecured bond issue of NOK 1,250 million with maturity in March 2018. The bond carries an interest of 3-month NIBOR plus 3.5 per cent. The proceeds from the bond issue were used to part finance the acquisition of Morpol in addition to general corporate purposes.

In addition to several standard operational covenants in line with market practice, the bond carries a financial covenant requiring the equity ratio to not be lower than 30 per cent at any time.

11.2.4	EUR 350 million convertible bond

In May 2013, the Company issued a convertible bond loan with a EUR 350 million principal. The loan carries a fixed coupon of 2.375 per cent p.a. payable semi-annually. Unless a prior conversion, the loan will mature in May 2018. There are no installments on the loan.

The conversion share price as of the date of this Offer Document is EUR 1.0102, representing an adjustment to the original conversion share price (EUR 1.0265) for dividends paid in 2013. The conversion price is subject to standard adjustment mechanisms for convertible bonds. From June 2016, the Company can, under certain market conditions, call the bond issue at par plus accrued interest. After receiving notice of such call, bondholders may elect to exercise their conversion rights.

11.3	Covenants and limitations on the use of capital

The Company has not been, and does not expect to come, in breach with any of the covenants described above. Beside the above mentioned covenants there are no other limitations on the use of capital which directly or indirectly affects the Company.

11.4	Liquidity

As of 31 March 2013, the Company had NOK 414 million in cash and NOK 1,523 million in unused draw on existing bank facilities, which lead to total liquidity of NOK 1,937 million.

At the same date, the Company had NOK 6,728 in interest bearing debt, of which NOK 296 million was short-term and NOK 6,432 million was long-term.

11.5	Funding and treasury policies

Information about the Company’s treasury and funding policies can be found in the annual report for the year ended 31 December 2012, incorporated by reference in this Offer Document.

11.6	Working capital statement

As of the date of this Offer Document, the Company does not have sufficient working capital for its present requirements for the coming 12 months.

Depending on the level of acceptance in the Offer, the Cash Consideration may vary between NOK 1,375 and 4,660m. If applicable, such amount is expected to become payable in July 2013, or at such later time as all conditions for the Offer (see section 4.7 “The voluntary offer—Conditions for completing the Offer”) have been met or waived. Should the level of acceptance exceed 50%, Cermaq could be required to refinance most of its interest bearing debt as shown at its current level in section 5.3 “Presentation of Cermaq—Selected financial information”. If applicable, such requirement would be triggered at the time of EU Competition Authority Approval, which is stipulated to 1H 2014.

Furthermore, Marine Harvest intends, but has no obligation, to refinance its current EUR 775m syndicated bank facility and EUR 225m convertible bond within the next 12 months. Both sources of financing matures in Q1 2015.

Finally, Marine Harvest will be indirectly responsible for the refinancing of most of Morpol’s existing interest bearing debt (currently listed as approximately NOK 1.4 billion in Morpol's financial report for Q1 2013). Such responsibility will be triggered as of the date of EU competition authority clearance, which is stipulated during 2H 2013.

None of the abovementioned actual or potential capital requirements are funded to date. The Company does however have far progressed discussions with arrangers of bank facilities to cover the requirements, including the requirement relating to the offer, and is very confident of being able fund each commitment as they may or may not fall due.

12	BOARD OF DIRECTORS, MANAGEMENT AND EMPLOYEES

12.1	Board of directors

The current board of directors of the Company comprises ten directors (of whom seven are elected at the general meeting and three are representatives of the employees in Norway). The directors’ term of office is two years. The following table lists the members of the Board, including their positions, principal activities performed by them outside the Company (if significant to the Company) and number of Shares held in the Company, as at the date of this Offer Document. None of the members of the Board holds share options in respect of the Shares.

Name	Position	Principal activities	Term expires	Number of Shares
Ole Eirik Lerøy	Chairman	Chairman in Marine Harvest	2015	41,220,000*
Leif Frode Onarheim	Vice Chairman	Board member in Marine Harvest	2015	300,000
Tor Olav Trøim	Board member	Vice president and director of Frontline Ltd	2014	5,000
Solveig Strand	Board member	General manager, Strand Group	2014	20,000
Michael Parker	Board member	Board member in Marine Harvest	2015	0
Cecilie Fredriksen	Board member	Frontline Corporate Services Ltd	2014	0
Hege Sjo	Board member	Senior advisor in Hermes Investment Management Ltd.	2014	0
Turid Lande Solheim	Board member, employee representative	Production manager, Marine Harvest Norway Region South	2014	5,909
Geir-Elling Nygård	Board member, employee representative	HSE coordinator, Marine Harvest Norway	2014	0
Stein Mathiesen	Board member, employee representative	Factory scheduler, Marine Harvest Norway Region West	2014	3,018

*Of the 41,220,000 million shares held by Ole-Eirik Lerøy, Chairman of the Board, 30,000,000 are covered by a forward agreement as of the date of this Offer Document.

All of the members of the Board are independent from the Company’s executive management and material business contacts. The majority of the Board members elected by the shareholders are independent of the Company’s largest shareholders. The Board satisfies the requirement of the Corporate Governance Code that at least two board members shall be independent from major shareholders. The business address of each directors of the Board is:

Marine Harvest ASA

Postal address:
PO Box 4102 Sandviken
5835 Bergen
Norway

Visiting address:
Sandviksbodene 77 A/B
5035 Bergen
Norway

Ole Eirik Lerøy, Chairman of the Board: Mr. Lerøy was the chief executive officer in Lerøy Seafood Group ASA from 1991 to 2008 and is also a former chairman of the Norwegian Seafood Federation (FHL) and a former chairman of the board of the Norwegian Seafood Export Council (NSEC). He has broad experience from the seafood industry and is a member of the board of the International Groundfish Forum. Mr. Lerøy holds a degree from the Norwegian School of Management, AFF management program.

Leif Frode Onarheim, Vice Chairman: Mr. Onarheim is a former president and chief executive officer of Nora Industrier AS. He was president of the Norwegian School of Management from 1993 to 1997, a member of the Parliament from 2001 to 2005, and has also been the chairman of Løvenskiold Vækerø AS and a director of private and governmental enterprises. Mr. Onarheim holds an MBA and is a graduate from the Norwegian School of Economics and Business Administration (NHH).

Tor Olav Trøim, board member: Mr. Trøim has worked with the Seatankers Group since 1995. He has extensive background as a director in Seadrill Ltd, Seadrill Partners Ltd, Golar LNG Ltd, Golar LNG Partners Ltd., Archer Ltd and Frontline 2012 Ltd. Trøim has been the chief executive officer of Frontline Ltd, Golar LNG Ltd, Knightsbridge Tankers Ltd, Northern Offshore Ltd. and Seadrill Ltd. Prior to joining the Seatankers Group, Trøim was portfolio manager for equity in Storebrand AS, director in Hagen & Co and chief executive officer of DNO AS, a Norwegian oil company.

Solveig Strand, board member: Ms. Strand is managing director of companies within the Strand Group. She is a former Parliament secretary for the Norwegian Ministry of Fisheries and Coastal Affairs. She is a member of the county council of Møre og Romsdal. Ms. Strand holds a degree in IT and Economics.

Michael Parker, board member: Mr Parker has over 30 years of general management experience from the food industry, mainly seafood. He is a previous board member of the UK government industry body (Seafish) and is currently active in UK public affairs consultancy and publishing. He is a former trustee of the Marine Stewardship Council. Mr. Parker holds a Bachelor of Science (hons) in Business Administration from the University of Bath.

Cecilie Fredriksen, board member: Ms. Frekriksen is a board member of Frontline Ltd, Aktiv Kapital ASA, Northern Offshore Ltd, Ship Finance International Ltd, Golden Ocean Group Ltd and Archer Ltd. Ms. Fredriksen holds a Bachelor of Science in Business and Spanish from London Metropolitan University.

Hege Sjo, board member: Ms. Sjo is a senior advisor in Hermes Investment Management Ltd. Ms. Sjo was previously chief financial officer at Oslo Børs ASA. Furthermore, she holds several directorships in other companies, including Wilh. Wilhelmsen ASA, Odin Forvaltning ASA, Det Norske Oljeselskap ASA and Polarcus Ltd. Ms. Sjo is a graduate from the Norwegian School of Economics and Business Administration (NHH).

Turid Lande Solheim, board member: Ms. Solheim started in the seafood business in 1993 in Mowi AS, a company later incorporated in Marine Harvest.  She is currently production manager in Marine Harvest Norway Region South. Ms. Solheim studied economics and aquaculture on Molde Regional College.

Geir-Elling Nygård, board member: Mr. Nygård started in Mowi AS in 1990, a company later incorporated into Marine Harvest. He is currently HSE coordinator reg. freshwater in Marine Harvest Norway. Mr. Nygård has certification in carpentry, certification and college studies in aquaculture and management training.

Stein Mathiesen, board member: Mr. Mathiesen started in the seafood business in 1989 at Domstein. He has worked in Marine Harvest since 2007. Mr. Mathiesen is a food technician by education.

12.2	Remuneration of the Board of Directors

The remuneration for the members of the Board is determined by the AGM based on a proposal from the Nomination Committee. The remuneration reflects the Board’s responsibility, expertise, time commitment and the complexity of the Company’s activities. The remuneration is not linked to the Company’s performance. All members of the Board, with the exception of the Chairman, and the Vice Chairman receive the same remuneration. The members of the Audit Committee receive separate additional remuneration. The fee paid to the members of the Board is fixed for each 12 month period (from AGM to AGM). The remuneration to members of the Board in 2012 is set forth below:

Name	Position	Fees	Salaries and other remuneration	Total
Ole Eirik Lerøy	Chairman	525	-	525
Leif Frode Onarheim	Vice Chairman	450	-	450
Tor Olav Trøim	Board member	138	-	138
Solveig Strand	Board member	350	-	350
Michael Parker	Board member	275	-	275
Cecilie Fredriksen	Board member	275	-	275
Hege Sjo	Board member	350	-	350
Turid Lande Solheim	Board member, employee representative	275	991	1,266
Geir-Elling Nygård	Board member, employee representative	275	464	739
Stein Mathiesen	Board member, employee representative	138	687	825

None of the board members have any service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

12.3	Management

The Company’s management was early in 2013 expanded to include the COO Fish Feed, the Global Director R&D and the Global Director HR. The expansion of the management team and the co-location of the team members will facilitate easier communication and decision making. The following table lists the present members of the Company’s executive management, including their positions and number of Shares and share option held in the Company as at the date of this Offer Document.

Name	Position	Number of Shares	Share options
Alf-Helge Aarskog	Chief Executive Officer (CEO)	255,909	-
Ivan Vindheim	Chief Financial Officer (CFO)	3,018	-
Marit Solberg	Chief Operating Officer (COO) Farming	245,707	-
Ola Brattvoll	Chief Operating Officer (COO) Sales & Marketing	3,018	-
Ben Hadfield	Chief Operating Officer (COO) Fish Feed	0	-
Anne Lorgen Riise	Group Director Human Resources (HR)	0	-
Øyvind Oaland	R&D Global Director	80,450	-

The business address of each member of the present management is:

Marine Harvest ASA

Postal address:
PO Box 4102 Sandviken
5835 Bergen
Norway

Visiting address:
Sandviksboder 77 A/B
5035 Bergen
Norway

Alf-Helge Aarskog, CEO: Mr. Aarskog has broad experience from the salmon farming industry. Prior to his position in the Company, he was the chief executive officer of Lerøy Seafood Group ASA. His previous positions include executive vice president of Lerøy Seafood Group ASA, managing director of Lerøy Midnor AS and head of production in Fjord Seafood ASA, a company later merged with the Company.

Ivan Vindheim, CFO: Mr. Vindheim has broad experience within finance, financial control and corporate finance from different management roles. He comes from the position as chief financial officer in Lerøy Seafood Group ASA. Previous to this job, Mr. Vindheim held a position as vice president finance at Rolls Royce Marine AS. In the period from 1996 to 2004 he worked for Deloitte.

Marit Solberg, COO Farming: Ms. Solberg held the position as managing director of Marine Harvest Norway. Prior to her current role, Ms Solberg held the position as managing Director of Marine Harvest Norway AS. From 2002, Mrs. Solberg managed the extensive and highly successful turnaround of the Marine Harvest operations in Norway. She has a wide background in technical and production areas as well as merger and change management experience. Solberg has also held senior management positions in Hydro Seafood as well as MOWI AS.

Ola Brattvoll, COO Sales & Marketing: Mr. Brattvoll has extensive experience from the seafood industry, within marketing and sales at the Norwegian Seafood Export Council, both from Norway and at the office in Tokyo, Japan. Mr. Brattvoll has also worked within marketing and sales at Hallvard Lerøy AS, both as market director and vice president sales, prior to joining Marine Harvest in December 2010.

Ben Hadfield, COO Fish Feed: Mr. Hadfield has broad production and technical experience from the salmon farming industry. Prior to his position as COO – Fish Feed he was production manager in Marine Harvest Scotland and technical chairman of the Scottish Salmon Producers Organisation. Previous positions include Technical & HSEQ Manager (MHS) and Environmental Manager (MHS).

Anne Lorgen Riise, Group Director HR: Ms. Lorgen Riise has broad experience within law, change management and human resources from various management roles. She comes from the position as VP HR Europe in Ceragon (Nera) Networks. Ms. Lorgen Riise has previously held positions in the Ministry of Foreign Affairs, the Directorate of Fisheries and has practiced as a lawyer.

Øyvind Oaland, R&D Global Director: Mr. Oaland has a long experience from the technical area within salmon farming and processing and has been with Marine Harvest since 2000. Prior to taking the position as R&D Global Director, Oaland has held various positions within the areas of fish health, food safety, product quality and quality assurance.

12.4	Remuneration and benefits of the executive management

12.4.1	Remuneration

The Board determines the principles applicable to the Group’s policy for senior executive compensation. The Board is directly responsible for the determination of the CEO’s salary and other benefits. The CEO is, in consultation with the Chairman of the Board, responsible for the determination of the salary and other benefits for the Group’s other senior executives. The Group’s senior executives include the management team of each business area as well as the senior members of the corporate staff. The following guidelines form the basis of the determination of compensation to the Group’s senior executives:

•	The total compensation offered to senior executives shall be competitive, both nationally and internationally.

•	The compensation shall contain elements providing necessary financial security following termination of the employment, both before the age of retirement and in connection with this.

•	The compensation shall be motivating, both for the individual and for the senior executives as a group.

•	Variable elements in the total compensation shall be linked to the values generated by the Group for the benefit of the Company’s shareholders.

•	The system of compensation shall be understandable and meet general acceptance internally in the Group, among the Company’s shareholders and with the public.

•
The system of compensation shall be flexible and contain mechanisms which make it possible to carry out individual adjustments based on the results achieved and contributions made towards the development of the Group.

Remuneration of the Company’s CEO and the executive management team is disclosed in note 13 in the annual report for the year ended 2012, incorporated by reference in this Offer Document. The Board prepares a statement in compliance with the Public Limited Companies Act regarding the remuneration of the executive management team for the consideration by the AGM. The remuneration concept for the corporate executive staff consists of the following main elements:

•	Fixed salaries

•	Benefits in kind

•	Pension

•	Termination payment

•	Bonus

The costs of salary and other benefits to the key management personnel for the year 2012 are listed in the table below:

Name	Fixed salary	Cash bonus	Executed share based bonus	Pension cost***	Other	Total
Alf-Helge Aarskog	4,750	1,563	-	66	446	6,825
Ivan Vindheim*	1,283	-	-	28	2,074	3,385
Jørgen K. Andersen**	2,271	89	525	848	25	3,758
Marit Solberg	2,751	54	525	1,960	145	5,434
Ola Brattvoll	1,916	-	-	66	13	1,995
Ben Hadfield	850	136	108	70	52	1,216
Anne Lorgen Riise*	233	-	-	12	1	246
Øyvind Oaland	1,391	61	219	66	13	1,750

* Ivan Vindheim took up his position in August 2012 and Anne Lorgen Riise in November 2012.
** Jørgen Andersen left his position in August 2012, and will receive the remaining part of his termination payment, NOK 3.5 million, subsequent to 2012.
*** Pension cost for the defined benefit plan includes only gross pension costs, and not actuarial gains- and losses.

12.4.2	Termination payment

Marine Harvest has individual agreements on termination payments upon dismissal with all of its senior executives as listed above. The right to receive a termination payment is linked to a waiver of the general protection against termination. The period of termination payment is maximum 24 months from resignation.

12.4.3	Pensions

The Group currently has a number of pension schemes for its employees. The pension schemes comply with local statutory requirements which the individual companies in the Group are obliged to comply with. Schemes which go beyond what is required by law are mainly contribution based. The corporate management team in Norway is included in defined contribution plan where the contribution is limited to 5 per cent - 8 per cent of salaries up to NOK 1.0 million (12 G). For more information see note 13 in the annual report for the year ended 31 December 2012, incorporated by reference in this Offer Document.

12.4.4	Benefits in kind

The Group’s compensation schemes include only a limited number of benefits in kind. These benefits are offered in line with what is common practice in local labour markets and typically include personal communication equipment, access to media, and in some instances car and parking arrangements.

12.4.5	Bonus

12.4.5.1	Cash based bonus scheme

The Group’s senior executives have, as a part of their employment terms, a right to receive an annual bonus. The scheme is cash-based and is triggered for each individual if targets for the Group, and for the individual entitled to a bonus, are met. 70 per cent of the bonus is linked to the target achievement of the Group and a business area, while 30 per cent is linked to individual goal achievement. The size of the bonus is, for each individual, limited to a share of the person’s fixed salary. The CEO is entitled up to a 50 per cent of the annual fixed salary. Other members of the management, managing directors of the business units and senior group staff are entitled to up to 30 per cent of annual fixed salary.

12.4.5.2	Share based bonus scheme

The Group has a share price based bonus scheme for key employees. The scheme was launched in 2008, and the first bonus payments were in April 2011. The main characteristics of the scheme are as follows:

•
The individual entitled to bonus is allotted a number of calculatory “Units”. Each Unit corresponds to one share in the Company, and the “Base value” of each Unit corresponds to the market price of the Company’s share + 7.5 per cent at the time of allotment.

•
Three years after allotment, the individual entitled to bonus will be paid a cash bonus corresponding to the positive difference between the Company’s share market value at such time and the Base value, multiplied with the number of Units.

•
The individual entitled to bonus is obligated to invest the bonus amount after income tax has been deducted in Shares at market prices. These Shares are purchased from the Company (if treasury shares are available) or in the market. The Company will cover the individual’s expenses for purchasing the Shares.

•	The individual entitled to bonus is obligated to own the purchased shares for a minimum of 12 month following their acquisition.

•
The payment of bonus is conditional upon the individual entitled to bonus being employed in Marine Harvest during the whole earning period. The bonus amount is, for each individual, limited to two years’ salary.

•	The scheme has a maximum scope of 35 million Units per year.

Outstanding Units will forfeit without any compensation to the beneficiary if the employment with Marine Harvest ceases prior to the settlement date. Allotments under this program were carried out up to and including 2011.

As from 2012, the board of directors decided to change the structure of the share price based bonus scheme. Under the new structure, participants are allocated European call options with a strike equal to 107.5% of the share-price at the time of allotment and a tenor of four years. At maturity, the participant will be contractually committed to take any settlement in shares. To reflect the increased tenor as compared to the previous system, participants will not be required to accept a lock-up of shares received in such settlement.

Such options allocated will be conditional upon the participant being employed in the Marine Harvest Group during the whole tenor. The value of the options is, for each individual, limited to 2 years’ salary. Full adjustment for dividend payments from Marine Harvest ASA, from the date of allotment of the option to the date of maturity, will be made for each participant (in accordance with the Oslo Stock Exchange Derivative Rules (A.2.2.8 (1)b).

12.5	Nomination committee

The Company’s annual general meeting elects the Company’s nomination committee (the “Nomination Committee”). The Nomination Committee consists of three members, all of whom are independent of the Board and the Company’s senior management. Members of the Nomination Committee are: Erling Lind, Merethe Haugli and Arne Hjeltnes. The Nomination Committee submits its recommendations to the Company’s annual general meeting regarding the election of members to the Board and the Nomination Committee and their individual remuneration.

The general meeting has approved a set of instructions defining the responsibility of the Nomination Committee. These instructions are available at the Company’s webpage www.marineharvest.com. All shareholders are, through the Company’s web site, invited to propose candidates to the Board and the Nomination Committee.

12.6	Board committees

12.6.1	Audit committee

The Board’s audit committee consists of three directors, Leif Frode Onarheim, Solveig Strand and Hege Sjo. The responsibility of the Audit Committee is to monitor the Company’s financial reporting process and the effectiveness of its systems for internal control and risk management. The Audit Committee shall also keep in regular contact with the Company’s auditor regarding the auditing of the annual accounts and evaluate and oversee the auditor’s independence. The Audit Committee reviews ethics and compliance issues. All three members of the Audit Committee are deemed independent of the Company’s management. The Audit Committee reports to the Board.

12.6.2	Remuneration committee

The Board has chosen not to appoint a remuneration committee. Matters relating to remuneration of executive personnel are discussed in the Board without presence of the CEO or other executive personnel.

12.7	Corporate governance

The Company has adopted internal corporate governance principles which are based on, and comply with the Norwegian corporate governance regime, as detailed in the Norwegian Code of Practice for Corporate Governance published on 23 October 2012 by the Norwegian Corporate Governance Board (the “Corporate Governance Code”) with the exceptions as set out below:

(i)	The Board has not established explicit guiding principles for dealing with take-over bids as recommended by the Corporate Governance code;

(ii)
The AGM in 2013 authorised the Board to increase the Company’s share capital by up to 374,834,000 new Shares (representing 10 per cent of the Shares in issue at the time) without defining the purpose(s) of such capital increase.

12.8	Employees

As at 31 December 2012, the Company and its subsidiaries employed 6,389 full-time employees (FTEs). The number of employees of the Group on a consolidated basis for the years ending 31 December 2012, 2011 and 2010 is set out below:

	2012	2011	2010
Number of permanent employees	5,054	4,897	5,058
Number of temporary employees	1,335	1,427	1,085
Total number of employees	6,389	6,324	6,143

12.9	Conflicts of interest

There are currently no actual or potential conflicts of interest between the Company or the duties to the Company of any of the mentioned members of the Company’s management or Board and their respective private interests or other duties, nor are there any family relationships between any such persons. If any such conflicts arise, they will be dealt with in the manner prescribed by the Norwegian Public Limited Companies Act, the Company’s articles of association and in accordance with the Company’s corporate governance guidelines.

No members of the Board of Directors and the management have been associated with any bankruptcies, receiverships, or liquidations for the last five years. None of the managers or the directors have been convicted in relation to fraudulent offences, subject to any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies), disqualified by a court from acting as a member of the administrative, management or supervisory body of an issuer or from acting in the management or conduct of the affairs of any issuer, the last five years.

13	SHARE CAPITAL AND SHAREHOLDER MATTERS

13.1	The Shares

13.1.1	Share Capital

The Company’s registered share capital is NOK 2,811,256,198 divided into 3,748,341,597 Shares, each with a nominal value of NOK 0.75. The Shares are issued in accordance with the Norwegian Public Limited Companies Act. All the Shares are issued in electronic form in the VPS on ISIN NO 0003054108. The Company’s registrar is DNB Bank ASA, Issuer Services. The Shares are equal in all respects and there are no different voting rights or classes of shares. Each Share carries one vote at the Company’s general meetings and all Shares are freely transferable with no restrictions on foreign ownership of the Shares.

The Shares are listed on Oslo Børs under ticker “MHG”. The Shares are not (and no application has been filed for listing) on any other stock exchange or regulated market than Oslo Børs.

As part of the compensation for the Cermaq Shares, the Company will issue up to 820,000,000 new Shares as Consideration Shares to the Cermaq Shareholders accepting the Offer. The number of Consideration Shares will depend upon the number of Cermaq Shareholders that accept the Offer.

13.2	Outstanding authorisations

At the AGM in 2013, the Board was given the following authorisations:

(i)
To increase the Company’s share capital by up to NOK 615,000,000 through the issuance of up to 820,000,000 new Shares to Cermaq Shareholders as consideration for the transfer of Cermaq Shares to the Company.

(ii)
To increase the Company’s share capital by up to 374,834,000 new Shares (representing 10per cent of the Shares in issue at the time). The authority did not define the purpose(s) of such capital increase. The authority expires at the AGM in 2014.

(iii)
To purchase Shares in the Company up to a maximum total nominal par value of NOK 281,125,500 (representing 10per cent of the shares in issue at the time) in the secondary market during the period up until the AGM in 2014.

(iv)	To raise convertible bond loans of up to NOK 3,200 million (par value), convertible to maximum 640 million new Shares with a total par value of NOK 480 million.

The Board considers it in the interest of shareholders to maintain its flexibility to issue Shares, purchase Shares and issue convertible bonds.

13.2.1	Historical development in share capital and number of Shares

The table below shows the development in share capital of the Company during the last three financial years.

Date	Transaction	Gross proceeds	Number of shares	Par value	Share capital post transaction	Number of Shares post transaction
01.04.2011	Share issue	42,091,249	6,242,214	0,75	2,685,855,407.25	3,581,140,543
14.12.2012	Private placement	425,000,000	83,600,527	0.75	2,748,555,802.50	3,664,741,070
14.12.2012	Private placement	425,000,000	83,600,527	0.75	2,811,256,197.75	3,748,341,597

On 1 April 2011, the Board resolved to issue 6,242,214 new Shares. The share issue was directed towards 64 senior executives who took part in the 2008 allotment of the Company's share incentive scheme in place at the time, and the subscription price was NOK 6.743 per Share.

On 14 December 2012 the Board decided to issue 167,201,054 new Shares based on a subscription price of NOK 5.0837 per Share, to finance the acquisition of shares in Morpol.

Following the issuance of the Consideration Shares, the Company will have a registered share capital of up to NOK 3,426,256,198, divided on up to 4,568,341,597 Shares, each with a nominal value of NOK 0.75.

13.3	Share price development

The graph below shows the development in price and traded volume for the Marine Harvest Shares in the twelve-month period ending 5 June 2013 (the last trading day before the launch of the Offer).

Source: FactSet as of 5 June 2013

13.4	Major Shareholders

The 20 largest shareholders in Marine Harvest as registered by the VPS on 5 June 2013 were:

#	Shareholder	Country	Type	Shares	Per cent
1	GEVERAN TRADING CO LTD	Cyprus	Company	898,162,902	23.96%
2	FOLKETRYGDFONDET	Norway	Company	334,016,895	8.91%
3	MORGAN STANLEY & CO INTERNAT. PLC	UK	Nominee	150,804,935	4.02%
4	LANSDOWNE DEVELOPED MARKETS MASTER	Cayman	Company	130,000,000	3.47%
5	GEVERAN TRADING CO LTD	Cyprus	Company	123,480,400	3.29%
6	STATE STREET BANK AND TRUST CO.	US	Nominee	112,904,003	3.01%
7	CLEARSTREAM BANKING S.A.	Lux.	Nominee	91,165,071	2.43%
8	DNB NOR MARKETS, AKSJEHAND/ANALYSE	Norway	Company	74,398,203	1.98%
9	STATE STREET BANK AND TRUST CO.	US	Nominee	53,519,446	1.43%
10	STATE STREET BANK AND TRUST CO	US	Nominee	48,395,728	1.29%
11	GOLDMAN SACHS & CO EQUITY SEGREGAT	US	Nominee	39,586,706	1.06%
12	STATOIL PENSJON	Norway	Company	38,724,509	1.03%
13	VERDIPAPIRFONDET DNB NORGE (IV)	Norway	Company	38,427,741	1.03%
14	J.P. MORGAN CHASE BANK N.A. LONDON	UK	Nominee	34,981,987	0.93%
15	THE BANK OF NEW YORK MELLON	US	Nominee	34,304,276	0.92%
16	JP MORGAN CHASE BANK, NA	Sweden	Nominee	32,068,196	0.86%
17	VERDIPAPIRFONDET DNB NORGE SELEKTI	Norway	Company	31,374,767	0.84%
18	WEST COAST INVEST AS	Norway	Company	30,012,000	0.80%
19	BNP PARIBAS S.A.	France	Nominee	29,007,000	0.77%
20	DANSKE INVEST NORSKE INSTIT. II.	Norway	Company	27,604,535	0.74%

	Top 20			2,352,939,300	62.77%
	Others			1,395,402,297	37.23%
	Total			3,748,341,597	100.00%

Source: Oslo Børs VPS Arena

As at the date of this Offer Document, Geveran Trading Co Ltd owns 28.5 per cent of the Shares and Folketrygdfondet owns 8.91 per cent of the Shares in the Company. Geveran is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family.

Apart from these, the Company is not aware of any other persons or entities who, directly or indirectly, have an interest of 5 per cent of more of the Shares.

In accordance with the disclosure obligation under the Norwegian Securities Trading Act, shareholders acquiring ownership to or control over more than 5 per cent of the share capital of a company listed on Oslo Børs must notify the stock exchange immediately.

13.5	Shareholder and dividend policy

13.5.1	Dividend policy

The Board’s ambition is that the Company’s shareholders over time will achieve a competitive return on their investment through a combination of dividends and an appreciation of the value of the Company’s shares.

The Board has defined the following long term dividend policy:

(i)	The dividend level shall reflect the present and future cash generation potential of the Company

(ii)	The Company will target a net interest-bearing debt/equity ratio of less than 0.5x

(iii)	When the target level is met, at least 75per cent of the annual free cash flow after operational and financial commitments will be distributed as dividend

13.5.2	Dividend distribution

The table below shows the dividend distributed by the Company to its shareholders per Share at the AGM in 2011 and 2012, the dividend which was distributed at an extraordinary general meeting at 7 December 2010 as well as the dividend which was resolved to be distributed at the AGM in 2013:

NOK per share	AGM 2013	AGM 2012	AGM 2011	EGM 2010
Dividend	0.10	-	0.80	0.05

13.6	Shareholder agreements and lock-up agreements

As far as the Company is aware, there are no shareholder agreements or lock-up agreements pertaining to the Shares.

13.7	Related party transactions

The table below lists the transactions with associated companies, mainly Nova Sea AS, Finnøy Fisk AS, Vågafossen Settefisk AS and Center for Aquaculture Competence AS, carried out in the years ended 31 December 2010, 2011 and 2012:

NOK million	2012	2011	2010
Revenue	18.9	15.1	0
Purchase	-140.2	-67.3	-377.3

Trade receivables	-0.3	8.5	0.2
Trade payables	22.6	35.7	56.7

14	SECURITIES TRADING IN NORWAY

14.1	Introduction

The Shares are, like the Cermaq Shares, listed on Oslo Børs. Oslo Børs was established in 1819 and is the principal market in which shares, bonds and other financial instruments are traded in Norway.

14.2	Trading and settlement

Trading of equities on Oslo Børs is carried out in the electronic trading system Millennium Exchange. This trading system is in use by all markets operated by the London Stock Exchange as well as by the Borsa Italiana.

Official trading on Oslo Børs takes place between 09:00 hours (CET) and 16:20 hours (CET) each trading day, with pre-trading period between 08:15 hours (CET) and 09:00 hours (CET), a closing auction call at 16:25 hours (CET) and a post close period from 16:25 hours (CET) to 17:30 hours (CET).

The settlement period for trading on Oslo Børs is three trading days (T+3).

Oslo Clearing ASA has a license from the Norwegian Financial Supervisory Authority (the “Norwegian FSA”) to act as a central clearing service, and has from June 18, 2010 offered clearing and counterparty services for equity trading on Oslo Børs.

Investment services in Norway may only be provided by Norwegian investment firms holding a license under the Norwegian Securities Trading Act, branches of investment firms from member states in the EEA or investment firms from countries outside the EEA that have been licensed to operate in Norway. Investment firms in an EEA member state may also provide cross-border investment services into Norway.

It is possible for investment firms to undertake market-making activities in shares listed in Norway if they have a license to this effect under the Norwegian Securities Trading Act, or in the case of investment firms in an EEA member state, a license to carry out market-making activities in their home jurisdiction. Such market-making activities will be governed by the regulations of the Norwegian Securities Trading Act relating to brokers’ trading for their own account. However, such market-making activities do not as such require notification to the Norwegian FSA or Oslo Børs except for the general obligation of investment firms that are members of Oslo Børs to report all trades in stock exchange listed securities.

14.3	Information, control and surveillance

Under Norwegian law, Oslo Børs is required to perform a number of surveillance and control functions. The Market Surveillance Department of Oslo Børs monitors all market activity on a continuous basis. Market surveillance systems are largely automated, promptly warning department personnel of abnormal market developments.

The Norwegian FSA acts as the Norwegian prospectus authority.

Under Norwegian law, a company that is listed on Oslo Børs must promptly release any inside information directly concerning the company (i.e. precise information about financial instruments, the issuer thereof or other matters which are likely to have a significant effect on the price of the relevant financial instruments or related financial instruments, and which are not publicly available or commonly known in the market). A company may, however, delay the release of such information in order not to prejudice its legitimate interests, provided that Oslo Børs is informed about such delayed disclosure and it is able to ensure the confidentiality of the information and that the delayed release would not be likely to mislead the public. Oslo Børs may levy fines on companies violating these requirements.

14.4	VPS and transfer of shares

The Company’s shareholder register is operated through VPS. VPS is the Norwegian paperless centralised securities register. It is a computerised bookkeeping system in which the ownership of, and all transactions relating to, Norwegian listed shares must be recorded. VPS and Oslo Børs are both wholly owned by Oslo Børs VPS Holding ASA.

All transactions relating to securities registered with VPS are made through computerised book entries. No physical share certificates are, or may be, issued. VPS confirms each entry by sending a transcript to the registered shareholder irrespective of any beneficial ownership. To give effect to such entries, the individual shareholder must establish a share account with a Norwegian account agent. Norwegian banks, Norges Bank (being, Norway’s central bank), authorised securities brokers in Norway and Norwegian branches of credit institutions established within the EEA are allowed to act as account agents.

As a matter of Norwegian law, the entry of a transaction in VPS is prima facie evidence in determining the legal rights of parties as against the issuing company or any third party claiming an interest in the given security. A transferee or assignee of shares may not exercise the rights of a shareholder with respect to such shares unless such transferee or assignee has registered such shareholding or has reported and shown evidence of such share acquisition, and the acquisition is not prevented by law, the relevant company’s bylaws or otherwise.

VPS is liable for any loss suffered as a result of faulty registration or an amendment to, or deletion of, rights in respect of registered securities unless the error is caused by matters outside VPS’s control which VPS could not reasonably be expected to avoid or overcome the consequences of. Damages payable by VPS may, however, be reduced in the event of contributory negligence by the aggrieved party.

VPS must provide information to the Norwegian FSA on an on-going basis, as well as any information that the Norwegian FSA requests. Further, Norwegian tax authorities may require certain information from VPS regarding any individual’s holdings of securities, including information about dividends and interest payments.

Foreign shareholders may register their shares in VPS in the name of a nominee (bank or other nominee) approved by the Norwegian FSA. An approved and registered nominee has a duty to provide information on demand about beneficial shareholders to the company and to the Norwegian authorities. In case of registration by nominees, the registration in VPS must show that the registered owner is a nominee under Norwegian law. A registered nominee has the right to receive dividends and other distributions, but cannot vote in general meetings on behalf of the beneficial owners.

14.5	Foreign investment in Norwegian shares

Foreign investors may trade shares listed on Oslo Børs through any broker that is a member of Oslo Børs, whether Norwegian or foreign.

14.6	Disclosure obligations

If a person’s, entity’s or consolidated group’s proportion of the total issued shares and/or rights to shares in a company listed on Oslo Børs (with Norway as its home state, which will be the case for the Company) reaches, exceeds or falls below the respective thresholds of 5per cent, 10per cent, 15per cent, 20per cent, 25per cent, 1/3, 50per cent, 2/3 or 90per cent of the share capital or the voting rights of that company, the person, entity or group in question has an obligation under the Norwegian Securities Trading Act to notify Oslo Børs and the issuer immediately. The same applies if the disclosure thresholds are passed due to other circumstances, such as a change in a company’s share capital.

14.7	Insider trading

According to Norwegian law, subscription for, purchase, sale or exchange of financial instruments that are listed on Oslo Børs, or incitement to such dispositions, must not be undertaken by anyone who has inside information, as defined in Section 3-2 of the Norwegian Securities Trading Act. The same applies to the entry into, purchase, sale or exchange of options or futures/forward contracts or equivalent rights whose value is connected to such financial instruments or incitement to such dispositions.

14.8	Mandatory offer requirement

The Norwegian Securities Trading Act requires any person, entity or consolidated group that becomes the owner of shares representing more than 1/3 of the voting rights of a Norwegian company listed on Oslo Børs, within four weeks, make an unconditional general offer for the purchase of the remaining shares in that company. A mandatory offer obligation may also be triggered where a party acquires the right to become the owner of shares that, together with the party’s own shareholding, represent more than 1/3 of the voting rights in the company and Oslo Børs decides that this is regarded as an effective acquisition of the shares in question.

The mandatory offer obligation ceases to apply if the person, entity or consolidated group sells the portion of the shares that exceeds the relevant threshold within four weeks of the date on which the mandatory offer obligation was triggered.

When a mandatory offer obligation is triggered, the person subject to the obligation is required to immediately notify Oslo Børs and the company in question accordingly. The notification shall state whether an offer will be made to acquire the remaining shares in the company or whether a sale of shares will take place. As a principal rule, a notification to the effect that an offer will be made cannot be retracted. The offer and the offer document required are subject to approval by Oslo Børs before the offer is submitted to the shareholders or made public.

The purchase price per share must be at least as high as the highest price paid or agreed by the offeror for the shares in the six-month period prior to the date the threshold was exceeded. If the acquirer acquires or agrees to acquire additional shares at a higher price prior to the expiration of the mandatory offer period, the acquirer is obliged to restate its offer at such higher price. A mandatory offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered.

In case of failure to make a mandatory offer or to sell the portion of the shares that exceeds the relevant threshold within four weeks, Oslo Børs may force the acquirer to sell the shares exceeding the threshold by public auction. Moreover, a shareholder who fails to make an offer may not, as long as the mandatory offer obligation remains in force, exercise rights in the company, such as voting in a general meeting of the company’s shareholders, without the consent of a majority of the remaining shareholders. The shareholder may, however, exercise his/her/its rights to dividends and pre-emption rights in the event of a share capital increase. If the shareholder neglects his/her/its duty to make a mandatory offer, Oslo Børs may impose a cumulative daily fine that runs until the circumstance has been rectified.

Any person, entity or consolidated group that owns shares representing more than 1/3 of the votes in a company is obliged to make an offer to purchase the remaining shares of the company (repeated offer obligation) if the person entity or consolidated group through acquisition becomes the owner of shares representing 40 per cent, or more of the votes in the company. The same applies correspondingly if the person entity or consolidated group through acquisition becomes the owner of shares representing 50 per cent or more of the votes in the company. The mandatory offer obligation ceases to apply if the person, entity or consolidated group sells the portion of the shares which exceeds the relevant threshold within four weeks of the date on which the mandatory offer obligation was triggered.

Any person, entity or consolidated group that has passed any the above mentioned threshold in such a way as not to trigger the mandatory bid obligation, and has therefore not previously made an offer for the remaining shares in the company in accordance with the mandatory offer rules is, as a main rule, obliged to make a mandatory offer in the event of a subsequent acquisition of shares in the company.

14.9	Foreign exchange controls

There are currently no foreign exchange control restrictions in Norway that would potentially restrict the payment of dividends to a shareholder outside Norway, and there are currently no restrictions that would affect the right of shareholders of a company that has its shares registered with the VPS who are not residents in Norway to dispose of their shares and receive the proceeds from a disposal outside Norway. There is no maximum transferable amount either to or from Norway, although transferring banks are required to submit reports on foreign currency exchange transactions into and out of Norway into a central data register maintained by the Norwegian customs and excise authorities. The Norwegian police, tax authorities, customs and excise authorities, the National Insurance Administration and the Norwegian FSA have electronic access to the data in this register.

15	TAXATION

15.1	Introduction

The following is a summary of certain Norwegian tax considerations relevant to the disposal of the Cermaq Shares pursuant to the Offer as well certain tax matters related to the holding and disposal of shares in general, including the Consideration Shares in the Company to be issued in connection with the Offer. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the Offer and does not address foreign tax laws.

The summary is based on applicable Norwegian laws, rules and regulations, as they exist as of the date of this Offer Document. Such laws, rules and regulations are subject to change, possibly on a retroactive basis. The summary is solely intended to provide general guidelines and does not address all aspects that may be relevant. The tax treatment of each shareholder may depend on the individual shareholder’s specific situation and each shareholder should consult his or her own tax advisor to determine the particular tax consequences for him or her and the applicability and effect of any Norwegian or foreign tax laws and possible changes in such laws.

Please note that for the purpose of the summary below, a reference to a Norwegian or foreign shareholder or company refers to the tax residency rather than the nationality or the registration of the shareholder or company.

Please note that special rules apply for shareholders that cease to be tax resident in Norway or that for some reason are no longer considered taxable to Norway in relation to their shareholding. Such shareholders are encouraged to consult their own tax advisors.

15.2	Taxation related to accepting the Offer

15.2.1	General

An acceptance of the Offer will be considered a tax realisation of the Cermaq Shares disposed of. The capital gains will be calculated based on the value of the consideration received in exchange for the Cermaq Shares disposed of. For Cermaq Shareholders where the disposal entails exchange of Cermaq Shares in exchange for Consideration Shares in the Company, the calculation of the value of the consideration received will be based on the quoted value of the Shares received in the Company at the time of the acquisition of the right of possession of the Shares in the Company. Under normal circumstances this date will correspond to when binding agreement was entered. This means that neither the date of the actual transfer nor the agreed date of transfer is in principle decisive.

15.2.2	Norwegian shareholders

15.2.2.1	Norwegian Personal Shareholders

A capital gain derived from realisation of shares by shareholders who are Norwegian private individuals (“Norwegian Personal Shareholders”) is taxable as general income at a tax rate of 28 per cent. A loss resulting from such sale is deductible from the general income.

The taxable gain or deductible loss is calculated as the difference between the consideration received for the shares less the cost price of the share, including costs incurred in relation to the acquisition or realisation of the share. From this capital gain, Norwegian Personal Shareholders may be entitled to deduct an allowance when calculating their taxable income, provided that the allowance has not previously been used to reduce taxable dividend income. The allowance is calculated on a share-by-share basis, and the allowance for each share is equal to the cost price of the share, multiplied by a risk-free interest rate. The allowance is calculated for each calendar year, and is allocated solely to Norwegian Personal Shareholders holding shares at the expiration of the relevant calendar year. The deduction for any unused allowance by the realisation of a share may not lead to or increase a deductible loss.

If the Cermaq Shares tendered by a shareholder under the Offer have been acquired at different points in time, the shares that were acquired first will be regarded as being realised first on a first-in first-out basis for the purpose of calculating the taxable gain or loss. Costs incurred in connection with acquisition or sale of tendered Cermaq Shares will be deductible in the year of sale.

15.2.2.2	Norwegian Corporate Shareholders

Corporate shareholders such as Norwegian limited liability companies, mutual funds, savings banks, mutual insurance companies or similar entities tax-resident in Norway (“Norwegian Corporate Shareholders”) are not subject to taxation in Norway for capital gains resulting from realisation of shares in companies which are tax resident in Norway, since such gains are comprised by the Norwegian tax exemption method. Correspondingly, any loss incurred as a result of such realisation is not tax deductible.

Costs incurred by Norwegian Corporate Shareholders in connection with the purchase and sale of Cermaq Shares tendered under the Offer are not tax deductible.

15.2.2.3	Norwegian partnerships that are shareholders

Partnerships are as a general rule transparent for Norwegian tax purposes. Taxation occurs at partner level, and each partner is taxed on a current basis for its proportional share of the net income generated by the partnership at a rate of 28 per cent, regardless of whether such income is distributed to the partners or not.

For the partners realisation of shares by the partnership in a limited liability company tax-resident in Norway is comprised by the participation exemption. Capital gains derived from the realisation of shares qualifying for the participation exemption are exempt from taxation. Losses incurred upon realisation of such shares are not deductible.

If the shares are acquired at different points in time, the shares that were acquired first will be regarded as the first to be disposed of, on a first-in first-out basis.

Further taxation occurs when the capital gains received are distributed from the partnership to the partners. For partners who are Norwegian Personal Shareholders, such distributions will be taxed as general income at a rate of 28 per cent. The Norwegian Personal Shareholders should be entitled to deduct a calculated allowance when calculating their taxable income from the partnership.

For partners that are Norwegian Corporate Shareholders, 3 per cent of distributions from the partnership will be entered as general income and taxed at the flat rate of 28 per cent, implying that such distributions are effectively taxed at a rate of 0.84 per cent.

15.2.3	Foreign Shareholders

This section summarises Norwegian tax rules relevant to those shareholders that are not resident in Norway for Norwegian tax purposes (“Foreign Shareholders”). The extent of the tax liabilities of Foreign Shareholders in their country of residence or other countries will depend on the tax rules applicable in such jurisdictions.

Capital gains upon the realisation of shares by Foreign Shareholders that are corporate entities (“Foreign Corporate Shareholders”) are generally not subject to taxation in Norway, unless the shares are held in connection with the conduct of business activities carried out or taken part in by the shareholder in Norway, in which case the gains could be taxable at a rate of 28 per cent. The gains are in any event exempt from taxation in Norway if the Foreign Corporate Shareholder is considered to be “equivalent” to a Norwegian Corporate Shareholder.

Capital gains upon the realisation of shares by Foreign Shareholders who are individuals (“Foreign Personal Shareholders”) will generally not be subject to taxation in Norway unless the shareholder is deemed to be tax resident in Norway according to the Norwegian Tax Act, or the shares are held in connection with the conduct of business activities carried out or taken part in by the shareholder in Norway.

Any applicable tax treaty may, depending on the treaty, further restrict the taxation in Norway.

Non-resident shareholders are urged to seek advice from own tax advisors to clarify the tax consequences of accepting the Offer.

15.3	Norwegian taxation of shareholding in the Company

15.3.1	General

This section summarises certain Norwegian tax rules relevant to Cermaq Shareholders accepting the Offer and hence becoming shareholders in the Company. Generally, such shareholding will be taxed in the same way as the shareholding in the Company.

15.3.2	Taxation of repayments of paid-in capital

Repayment of paid-in capital is not subject to taxation for the shareholders. The paid-in capital for tax purposes is determined on a share-by-share basis, and paid-in capital may differ between the shares. Repayment of paid-in capital on a share exceeding the, for tax purposes, paid-in capital on the same share should be taxed as dividends, see sections 15.3.5.1 “—Norwegian shareholders—Taxation of dividends” and 15.3.6.2 “—Foreign Shareholders—Taxation of dividends” below.

Repayment of, for tax purposes, paid-in capital on a share should reduce the cost price on the same share, see section 15.3.5.2 “Norwegian shareholders—Taxation of capital gains upon realisation of shares” and 15.3.6.3 “Foreign Shareholders—Taxation of capital gains upon realisation of shares” below.

15.3.5	Norwegian shareholders

15.3.5.1	Taxation of dividends

Norwegian Personal Shareholders

Dividends distributed to Norwegian Personal Shareholders are taxable as general income at a rate of 28 per cent to the extent the dividends exceed a statutory tax-free allowance. Norwegian Personal Shareholders may be entitled to deduct a calculated allowance when calculating their taxable dividend income. The allowance is calculated on a share-by-share basis, and the allowance for each share is equal to the cost price of the share, multiplied by a risk-free interest rate based on the effective rate after tax of interest on treasury bills (Norwegian: Statskasseveksler) with three months maturity. The allowance is calculated for each calendar year, and is allocated solely to Norwegian Personal Shareholders holding shares at the expiration of the relevant calendar year. Norwegian Personal Shareholders who transfer shares will thus not be entitled to deduct any calculated allowance relating to the year of transfer. Any part of the calculated allowance one year exceeding the dividend distributed on the share can be carried forward and deducted when calculating taxable dividend income on the same share a later year. Furthermore, unused allowance can be added to the cost price of the share and included in the basis for calculating the allowance on the same share the following years.

Norwegian Corporate Shareholders

Dividends received by Norwegian Corporate Shareholders from a public limited liability company tax resident in Norway are covered by the Norwegian participation exemption method.

As a starting point, 3 per cent of the dividends received will be included in the taxable income of the Norwegian Corporate Shareholder and taxed as general income at the rate of 28 per cent, i.e. the dividends received will be subject to an effective tax of 0.84 per cent.

An exemption from the 3 per cent rule exists for companies qualifying as a “tax group” for Norwegian tax purposes. To qualify as a “tax group” under these rules the parent company should generally own more than 90 per cent of the share capital in the subsidiary and have an equivalent amount of voting rights in the subsidiary.

Norwegian shareholders holding shares through partnerships

Partnerships are as a general rule transparent for Norwegian tax purposes. Taxation occurs at partner level, and each partner is taxed for his or her proportional share of the net income generated by the partnership, regardless of whether such income is distributed to the partners or not.

However, dividends from shares covered by the participation exemption method are not included in the basis for taxation of the partner’s proportional share of the net income generated by the partnership, but are treated as income under the participation exemption method. Thus, 3 per cent of tax-free net income under the participation exemption method shall be entered as general income and taxed at the ordinary tax rate of 28 per cent (implying that such dividend is effectively taxed at a rate of 0.84 per cent), regardless of whether such income is distributed to the partners or not.

Further taxation occurs when the dividends received is distributed from the partnership to the partners. For partners who are Norwegian Personal Shareholders such distributions will be taxed as general income at a rate of 28 per cent. The Norwegian Personal Shareholders will be entitled to deduct a calculated allowance when calculating their taxable income.

For partners that are Norwegian Corporate Shareholders, 3 per cent of distributions from the partnership will be entered as general income and taxed at the flat rate of 28 per cent, implying that such distributions are effectively taxed at a rate of 0.84 per cent.

15.3.5.2	Taxation of capital gains upon realisation of shares

Norwegian Personal Shareholders

A sale, redemption or any other disposal of shares is considered a realisation for Norwegian tax purposes. Any capital gain or loss generated by Norwegian Personal Shareholders through a disposal of shares is taxable or tax deductible in Norway. Such capital gain or loss is included in or deducted from the shareholder’s general income in the year of realisation. General income is taxable at a rate of 28 per cent. Gains are subject to tax and losses are tax deductible irrespective of the duration of the ownership and the number of shares realised.

The taxable gain/deductible loss on the realisation of shares is calculated per share as the difference between the consideration received and the tax cost price of the share, less cost incurred in relation to the realisation of the share. Any unused allowance on a share (see section 15.3.5.1 “—Taxation of dividends—Norwegian Personal Shareholders” above) may be set off against capital gains related to the realisation of the same share, but this may not lead to or increase a deductible loss, i.e. any unused allowance exceeding the capital gain upon the realisation of a share will lapse. Further, unused allowance may not be set off against gains from realisation of other shares.

If the shareholder owns shares acquired at different points in time, the shares that were acquired first will be regarded as the first to be disposed of, on a first-in first-out basis.

Norwegian Corporate Shareholders

For Norwegian Corporate Shareholders any capital gain or loss derived from realisation of shares in a public limited liability company tax resident in Norway will be covered by the Norwegian participation exemption method. Capital gains will be exempt from tax in Norway and tax losses will correspondingly not be tax deductible.

Norwegian shareholders holding shares through partnerships

Partnerships are as a general rule transparent for Norwegian tax purposes. Taxation occurs at partner level, and each partner is taxed on a current basis for its proportional share of the net income generated by the partnership, regardless of whether such income is distributed to the partners or not.

For partnerships, realisation of shares in a Norwegian public limited liability company is comprised by the participation exemption. Capital gains derived from the realisation of shares qualifying for the participation exemption are exempt from taxation. Losses incurred upon realisation of such shares are not deductible.

If the shares are acquired at different points in time, the shares that were acquired first will be regarded as the first to be disposed of, on a first-in first-out basis.

Taxation occurs when the capital gain received by the partnership is distributed from the partnership to the partners. For partners who are Norwegian Personal Shareholders, such distributions will be taxed as general income at a rate of 28 per cent. The Norwegian Personal Shareholders are entitled to deduct a calculated allowance when calculating their taxable income from the partnership.

For partners that are Norwegian Corporate Shareholders, 3 per cent of distributions from the partnership will be entered as general income and taxed at the flat rate of 28 per cent, implying that such distributions are effectively taxed at a rate of 0.84 per cent.

15.3.5.3	Net wealth tax

For Norwegian Personal Shareholders, shares will form part of their basis for calculation of Norwegian net wealth tax. Listed shares in public limited liability companies are valued at 100 per cent of their quoted value as of 1 January in the assessment year (the year following the income year). The current marginal net wealth tax rate is 1.1 per cent.

Norwegian limited liability companies and certain similar entities are exempt from Norwegian net wealth tax.

15.3.6	Foreign Shareholders

15.3.6.1	General

This section summarises certain Norwegian tax rules relevant to Foreign Shareholders. Potential tax liabilities for Foreign Shareholders in the jurisdiction where they are resident for tax purposes or other jurisdictions will depend on tax rules applicable in the relevant jurisdiction.

15.3.6.2	Taxation of dividends

Dividends paid by Norwegian public limited liability companies and similar entities to Foreign Shareholders, both Foreign Personal Shareholders and Foreign Corporate Shareholders, are as a general rule subject to withholding tax in Norway according to domestic rules at the regular rate of 25 per cent, unless otherwise provided for in an applicable income tax treaty or the recipient is covered by the specific regulations for corporate shareholders tax-resident within the EEA, see more details below. The withholding obligation lies with the company distributing the dividends.

Foreign Personal Shareholders tax-resident within the EEA for tax purposes are subject to Norwegian withholding tax on dividends received from Norwegian companies at the regular rate or at a reduced rate according to an applicable tax treaty. However, if withholding tax at the regular rate is deducted, such shareholders may apply individually to the tax authorities for a refund of an amount corresponding to the calculated tax-free allowance on each individual share (see section 15.3.5.1 “—Taxation of dividends—Norwegian Personal Shareholders” above). Foreign Personal Shareholders tax-resident within the EEA may carry forward any unused allowance, if the allowance exceeds the dividends.

Foreign Corporate Shareholders tax resident within the EEA are exempt from Norwegian withholding tax on dividends, provided that the Foreign Corporate Shareholder is in fact actually established in the EEA state and is engaged in genuine economic activities in its country of residence (“the EEA Exemption”). In order to determine whether or not these requirements are met, an overall evaluation of the facts and circumstances must be made on a case-by-case basis. Relevant factors would include whether the company has its own premises, inventory and equipment in its country of residence. Also, whether the company has management and employees in its country of residence that de facto runs the business operations and have sufficient qualifications, competence and the authority to do so.

In accordance with the present administrative system in Norway, the Norwegian distributing company will normally deduct withholding tax at the regular rate or reduced rate according to an applicable tax treaty, based on the information registered with the VPS with regard to the tax-residency of the Foreign Shareholder. Dividends paid to foreign shareholders in respect of nominee-registered shares will be subject to withholding tax at the general rate of 25 per cent unless the nominee, by agreeing to provide certain information regarding beneficial owners, has obtained approval for a reduced rate from the Central Office for Foreign Tax Affairs (Norwegian: Sentralskattekontoret for utenlandssaker).

Foreign Shareholders that should either be exempt from withholding tax according to the EEA Exemption or an applicable tax treaty, or that have suffered a higher withholding tax than set out by an applicable tax treaty, can apply for a refund of any excess tax withheld.

If a Foreign Shareholder is engaged in business activities in Norway, and the shares are effectively connected with such business activities, dividends distributed to such shareholder will generally be subject to the same taxation as that of Norwegian shareholders, as described in section 15.3.5.1 “—Norwegian shareholders—Taxation of dividends” above.

Foreign Shareholders should consult their own advisors regarding the availability of treaty benefits in respect of dividend payments, including the ability to effectively claim refunds of withholding tax.

15.3.6.3	Taxation of capital gains upon realisation of shares

As a general rule, capital gains generated by Foreign Shareholders are not taxable in Norway. If a Foreign Shareholder is engaged in business activities in Norway, and the shares are effectively connected with such business activities, capital gains realised by such shareholder will generally be subject to the same taxation as that of Norwegian shareholders, see the description of tax issues related to Norwegian shareholders in section 15.3.5.2 “—Norwegian shareholders—Taxation of capital gains upon realisation of shares” above.

15.3.6.4	Net wealth tax

Foreign Shareholders are not subject to net wealth tax in Norway on shares unless the shareholder is an individual who is engaged in business activities in Norway, and the shares are effectively connected with such business activities, see the description of tax issues related to Norwegian shareholders in section 15.3.5.3 “—Norwegian shareholders—Net wealth tax” above.

15.3.7	VAT and transfer taxes

Norway does not impose VAT, stamp duty or similar taxes on the transfer of shares.

15.3.8	Inheritance tax

When shares are transferred either through inheritance or as a gift, such transfer may give rise to inheritance tax in Norway if the decedent, at the time of death, or the donor, at the time of the gift, is a resident or citizen of Norway, or if the shares are effectively connected with a business carried out through a permanent establishment in Norway. However, in the case of inheritance, if the decedent was a citizen but not a resident of Norway, Norwegian inheritance tax will not be levied if inheritance tax or a similar tax is levied by the decedent’s country of residence.

The basis for the computation of inheritance tax is the market value at the time the transfer takes place. The rate is progressive from 0 per cent to 15 per cent. For inheritance and gifts from parents to children, the maximum rate is 10 per cent.

16	GENERAL INFORMATION

16.1	Documents on Display

Copies of the following documents will be available for inspection at the Company’s registered office during normal business hours on Monday to Friday each week (except public holidays) for a period 12 months from the date of this Offer Document:

•	the Articles of Association of the Company;

•
the audited financial statements of the Company and its subsidiaries for the years ended 31 December 2012, 2011, 2010 and unaudited interim consolidated financial statements for the first quarter ended 31 March 2013;

•	the two latest available annual accounts for the Company’s major subsidiaries; and

•	this Offer Document.

Copies of this Offer Document may also be obtained from Arctic Securities during the same 12 month period.

16.2	Confirmation regarding sources

The information in this Offer Document that has been sourced from third parties has been accurately reproduced and as far as the Company is aware and able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. The source of third party information is identified where used.

16.3	Incorporation by reference - historical financial information

The Continuing Obligations allow the Company to “incorporate by reference” information in this Offer Document that has been previously filed with Oslo Børs in other documents.

The Company hereby incorporates the following documents by reference into this Offer Document:

(i)	its quarterly report for the first quarter 2013, available at www.marineharvest.com

(ii)	its quarterly report for the first quarter 2012, available at www.marineharvest.com

(iii)	its annual report for the year ended 31 December 2012, available at www.marineharvest.com

(iv)	its annual report for the year ended 31 December 2011, available at www.marineharvest.com

(v)	its annual report for the year ended 31 December 2010, available at www.marineharvest.com

(vi)	Cermaq's quarterly report for the first quarter 2013, available at www.cermaq.com

(vii)	Cermaq's annual report for the year ended 31 December 2012, available at www.cermaq.com

The information incorporated by reference into this Offer Document should be read in connection with the cross-reference list below.

All the relevant information pertaining to Marine Harvest can be found on the Company’s webpage www.marineharvest.com.

Cross Reference Table Relating to Information Incorporated by Reference:

Section in Offer Document	Disclosure requirements of the Offer Document	Reference document and link	Page (P) in reference document
Section 8.2	Unaudited interim report	Marine Harvest – interim report for the three months and year ended 31 March 2013: http://hugin.info/209/R/1697606/559456.pdf
Marine Harvest – interim report for the three months and year ended 31 March 2012: http://hugin.info/209/R/1610040/511599.pdf
Section 8.2	Audited historical financial information (Annex I, Section 20.1)	Marine Harvest – financial statements 2012: http://hugin.info/209/R/1696633/558857.pdf	P 79
		Marine Harvest – Director’s report 2012: http://hugin.info/209/R/1696633/558857.pdf	P 56
		Marine Harvest – financial statements 2011: http://hugin.info/209/R/1608160/510268.pdf	P 37
		Marine Harvest – Director’s report 2011: http://hugin.info/209/R/1608160/510268.pdf	P 10
		Marine Harvest – financial statements 2010: http://hugin.info/209/R/1507169/442027.pdf	P 26
		Marine Harvest – Director’s report 2010: http://hugin.info/209/R/1507169/442027.pdf	P 6
Section 8.2	Audit report (Annex I, Section 20.4.1)	Marine Harvest – Auditor’s report 2012: http://hugin.info/209/R/1696633/558857.pdf	P 140
		Marine Harvest – Auditor’s report 2011: http://hugin.info/209/R/1608160/510268.pdf	P 104
		Marine Harvest – Auditor’s report 2010: http://hugin.info/209/R/1507169/442027.pdf	P 82
Section 8.3	Accounting policies (Annex I, Section 20.1)	Marine Harvest – Accounting principles (annual report 2012): http://hugin.info/209/R/1696633/558857.pdf	P 84
		Marine Harvest – Accounting principles (interim report Q1 2013): http://hugin.info/209/R/1697606/559456.pdf	P 22
Section 10.1.1	Unaudited interim report	Cermaq – interim report for the three months and year ended 31 March 2013: http://hugin.info/134455/R/1695095/557696.pdf
Section 10.1.1	Audited historical financial information (Annex I, Section 20.1)	Cermaq – financial statements 2012: http://hugin.info/134455/R/1694970/557566.pdf	P 56

17	NORSK SAMMENDRAG (NORWEGIAN SUMMARY)

17.1	Innledning

Dette norske sammendraget er en oversettelse av utvalgte deler av det engelske tilbudsdokumentet og er kvalifisert i sin helhet av den engelske teksten. Ved eventuelle uoverensstemmelser mellom den engelske og den norske teksten skal den engelske teksten være gjeldende.

This Norwegian summary comprises a translation of certain parts of the English language Offer Document, and is qualified in its entirety by the English language text. In the event of any inconsistencies between the English and the Norwegian text, the English version shall prevail.

17.2	Generelt

Den 30. april 2013 kunngjorde Tilbyder sin hensikt om å fremsette et frivillig tilbud på NOK 105 per aksje (herunder det foreslåtte utbyttet på NOK 1) for alle utestående aksjer i Cermaq med oppgjør i 50 prosent kontanter og 50 prosent Marine Harvest-aksjer, forutsatt oppfyllelse av visse betingelser.

Etter mislykkede samtaler med styret i Cermaq kunngjorde Tilbyder den 31. mai 2013 (“Kunngjøringsdato”) at Tilbyder hadde vedtatt å øke tilbudsprisen og å fremme det frivillige tilbudet for alle de utstedte og utestående aksjene i Cermaq. Den 5. juni 2013 kunngjorde Tilbyder at Tilbyder hadde vedtatt å redusere akseptnivået i det frivillige tilbudet kunngjort den 31. mai 2013 til 33,4 prosent, samt å fremsette det frivillige tilbudet uten vilkår om selskapsgjennomgang.

Tilbyder fremsetter herved et frivillig tilbud om å kjøpe alle de utstedte og utestående aksjene i Cermaq per datoen for dette Tilbudsdokumentet som ikke allerede er eid av denne på de betingelser som er beskrevet i dette Tilbudsdokumentet (tidligere definert som “Tilbudet”).

Cermaq-aksjonærer som aksepterer Tilbudet vil motta NOK 53.25 og 8,6 Marine Harvest-aksjer per Cermaq-aksje. Dette representerer en verdi tilsvarende NOK 107 per Cermaq-aksje basert på sluttkursen på NOK 6,25 på Marine Harvest-aksjene den 30. mai 2013. For ytterligere opplysninger, se punkt 17.6, “—Tilbudspris – vederlag”.

Tilbudet fremsettes til alle Cermaq-aksjonærer som har rett til å motta dette Tilbudsdokumentet og til å akseptere Tilbudet. Cermaq-aksjonærer som befinner seg i jurisdiksjoner der det offentlige tilbudet av Marine Harvest-aksjer er ulovlig, men som ellers har rett til å akseptere Tilbudet, kan fortsatt akseptere Tilbudet, men disse aksjonærene vil kun motta kontanter som kompensasjon.

Per datoen for dette Tilbudsdokumentet eier Tilbyder 5.033.544 aksjer i Cermaq, noe som tilsvarer 5,44 prosent av det samlede antall utestående aksjer i Cermaq.

Tilbudet omfatter ikke Cermaq-aksjer som er utstedt etter datoen for dette Tilbudsdokumentet. Tilbyder er ikke kjent med noen avtaler som gir rett til utstedelse av nye Cermaq-aksjer, med unntak av de opsjonene som ledelsen i Cermaq har mottatt i henhold til et opsjonsprogram av 2006. Per 31. desember 2012 var 346.667 opsjoner opptjent og utestående i Cermaq.

17.3	Tilbyder

Tilbudet fremsettes av Tilbyder. Tilbyder er et norsk allmennaksjeselskap registrert i Foretaksregisteret med organisasjonsnummer 964 118 191 og med hovedkontor og forretningsadresse i Sandviksbodene 77 A/B, 5035 Bergen.

Tilbyder er verdens ledende sjømatselskap og den største produsenten av oppdrettslaks med totalt 6.389 ansatte og inntekter på 15.464 millioner i 2012.

Aksjene er notert på Oslo Børs med ticker “MHG” og er registrert i VPS under International Securities Identification Number (“ISIN”) NO 0003054108. Ytterligere opplysninger om Tilbyder finnes i punkt 7, “Presentation of Marine Harvest”.

17.4	Målselskapet – Cermaq

Cermaq er et norsk allmennaksjeselskap registrert i Foretaksregisteret med organisasjonsnummer 971 647 949 og med hovedkontor og forretningsadresse på Grev Wedels plass 5, 0151 Oslo.

Cermaq er morselskapet i et internasjonalt fiskeoppdretts- og fiskefôrkonsern med spredt tilstedeværelse i de store oppdrettslaksregionene i verden og driver selskaper i Chile, Canada, Skottland og Norge og produksjon av fôr i Vietnam.

Cermaq-aksjene er notert på Oslo Børs med ticker “CEQ” og er registrert i VPS med ISIN NO 0010003882. Vennligst se punkt 5, “Presentation of Cermaq”, for ytterligere opplysninger om Cermaq.

17.5	Bakgrunn for og årsaker til Tilbudet

Tilbyder tror at en sammenslåing av Marine Harvest og Cermaq vil skape en verdensledende norsk sjømataktør, i verdens ledende sjømatsnasjon. Et svært profilert og synlig internasjonalt selskap basert i Bergen, bygget på norsk fagkunnskap, vil også ha positiv innvirkning på andre deler av gruppen av marine næringer i Norge.

Etter Tilbyders mening er ingen annen industriell sammenslåing mer egnet til å løfte begge selskaper og den norske marine næringen opp til globalt lederskap enn sammenslåingen av Marine Harvest og Cermaq. Tilbyder vil beholde alle vesentlige deler av begge selskaper i et sterkt selskap i verdensklasse som tilbyr en integrert verdikjede fra fôr til detaljsalg.

Tilbyder har nylig ervervet vesentlig utenlandsk virksomhet i Polen, og Cermaq i Chile. I en krevende verdensøkonomi har de underliggende driverne som skaper økt etterspørsel etter de to selskapenes produkter fortsatt å utvikle seg positivt, og utfordringene forbundet med sykdom, kostnadskontroll, finansiell beredskap og behovet for å satse på forskning og utvikling har forsterket nødvendigheten av å danne store og finansielt robuste selskaper som kan verne om og utvikle Norges unike rolle i denne bransjen.

17.6	Tilbudspris – vederlag

Cermaq-aksjonærer som aksepterer Tilbudet vil motta NOK 53.25 (“Kontantvederlaget”) og 8,6 Marine Harvest-aksjer (“Vederlagsaksjene”) per Cermaq-aksje (“Tilbudsprisen”). Tilbudsprisen tilsvarer en verdi på NOK 107 per Cermaq-aksje basert på sluttkursen på NOK 6,25 på Marine Harvest-aksjer den 30. mai 2013.

Brøkdeler av Marine Harvest-aksjer vil ikke bli utstedt, og antall Marine Harvest-aksjer som vil bli utstedt til hver Cermaq-aksjonær som aksepterer Tilbudet vil bli rundet ned til nærmeste hele Marine Harvest-aksje.

Aksjonærer i Cermaq per 21. mai 2013, datoen for ordinær generalforsamling i Cermaq, har i tillegg mottatt utbytte på NOK 1,00 per Cermaq-aksje.

Tilbudsprisen tilsvarer en markedsverdi på Cermaq på rundt NOK 9,898 milliarder.

Tilbudsprisen representerer:

(iii)	en premie på 26* prosent sammenlignet med sluttkursen på aksjen den 30. april 2013, som var siste handelsdag før Tilbyders offentlige kunngjøring av sin hensikt om å fremsette Tilbudet, og

(iv)	en premie på 36* prosent sammenlignet med volumvektet gjennomsnitt av daglige sluttkurser på aksjen i en periode på tolv måneder frem til 30. april 2013.

*Hensyntatt at handel i Marine Harvest-aksjen og Cermaq-aksjen har startet å gå eksklusive utbytte siden kunngjøringen av det planlagte frivillige tilbudet den 30. april 2013.

Grafen under viser utviklingen i pris og handelsvolum for Cermaq-aksjen i en periode på tolv måneder frem til 5. juni 2013 (siste handelsdag før Tilbudet ble fremmet).

Kilde: FactSet per 5. juni 2013

Dersom Cermaq utdeler ytterligere utbytte eller foretar andre utdelinger til sine aksjonærer, og dersom den registrerte datoen for dette er før oppgjøret av Tilbudet, vil Tilbudsprisen, dersom betingelsene i punkt 17.8, “—Betingelser for gjennomføring av Tilbudet”, er frafalt og Tilbudet er gjennomført, reduseres med det beløp som er utdelt per Cermaq-aksje.

Utenlandske investorer som er forhindret ved lov fra å motta delvis aksjeoppgjør vil kun bli tilbudt kontantoppgjør.

17.7	Tilbudsperiode

Tilbudsperioden i henhold til Tilbudet er fra og med 6. juni 2013 og til og med 21. juni kl. 09:00 (CET) (“Tilbudsperioden”).

Tilbyder forbeholder seg retten til å utvide Tilbudsperioden én eller flere ganger, men ikke lenger enn 14. august 2013. Dersom Tilbudsperioden blir forlenget, vil referansen til Tilbudsperioden være til en slik forlenget periode.

Enhver utvidelse av Tilbudsperioden vil bli annonsert før utløpet av gjeldende Tilbudsperiode og i henhold til punkt 4.14, “—Announcements and amendments to the Offer”. En utvidelse av Tilbudsperioden vil bli ansett som en endring av Tilbudet og vil derfor måtte behandles og godkjennes av Oslo Børs.

En eventuell forlengelse av Tilbudsperioden i henhold til det foregående vil være bindende for Cermaq-aksjonærer som tidligere har akseptert Tilbudet.

I tilfelle forlengelse av Tilbudsperioden, vil oppgjør (se punkt 17.10, “—Oppgjør”) utsettes tilsvarende.

Cermaq-aksjonærer som aksepterer Tilbudet vil bli fristilt fra sin Aksept dersom Tilbyder ikke har kunngjort at Betingelsene for Tilbudet (som definert under) er overholdt eller frafalt av Tilbyder innen 30. desember 2013 kl. 09:00 (CET) (“Long Stop Date”). Ingen rentekompensasjon vil bli betalt til Cermaq-aksjonærene, herunder for perioden fra utløpet av Tilbudsperioden og frem til oppgjør for Tilbudet.

17.8	Betingelser for gjennomføring av Tilbudet

Gjennomføring av Tilbudet forutsetter oppfyllelse av følgende betingelser (“Betingelser for Tilbudet”), og hver av disse kan frafalles av Tilbyder enten helt eller delvis:

(i)
Tilbudet skal, ved eller før utløpet av Tilbudsperioden, ha blitt akseptert av et tilstrekkelig antall Cermaq-aksjonærer for at Tilbyder skal bli eier av minst 33.4 prosent av aksjekapitalen og stemmerettighetene i Cermaq (på fullt utvannet grunnlag hensyntatt eventuelle Cermaq-aksjer eller rettigheter til slike som er blitt utstedt etter datoen for dette Tilbudsdokumentet og eventuelle finansielle instrumenter eller avtaler som gir innehaveren rett til å erverve nye Cermaq-aksjer), og slike aksepter skal fortsette å være gyldige og bindende og gi Tilbyder slik eierinteresse på tidspunktet for gjennomføring av Tilbudet (for ordens skyld, omfattes eventuelle Cermaq-aksjer som er eid av Tilbyder før datoen for dette Tilbudsdokumentet eller som har blitt ervervet av Tilbyder utenfor Tilbudet etter datoen for dette Tilbudsdokumentet).

(ii)
Den lovbestemte saksbehandlingstiden må ha utløpt eller blitt frafalt eller avsluttet i henhold til gjeldende konkurranserett i USA og Canada, som beskrevet i punkt 17.17, “—Melding til konkurransemyndigheter”.

(iii)
Ingen domstol eller annen stats- eller tilsynsmyndighet i en kompetent jurisdiksjon, herunder konkurransemyndigheter i USA og Canada, som beskrevet i punkt 17.17, “—Melding til konkurransemyndigheter”, skal ha tatt noen form for rettslige skritt (verken midlertidige, foreløpige eller permanente) som har til virkning å forhindre at Tilbudet blir fullbyrdet enten midlertidig eller permanent.

(iv)
Etter Kunngjøringsdato skal ingen forslag ha blitt fremsatt eller vedtak ha blitt fattet om å (i) endre eller gi fullmakt til å endre Cermaqs aksjekapital eller antall aksjer, (ii) utstede noen rettigheter som gir innehaveren av disse rett til noen form for aksjeinteresse i Cermaq, eller (iii) utdele noe utbytte eller foreta andre former for utdeling til Cermaq-aksjonærene.

(v)
Etter Kunngjøringsdato skal Cermaq og dets datterselskaper i alle vesentlig henseender ha drevet sin virksomhet på ordinær måte og i henhold til gjeldende lover, regler og beslutninger fattet av kompetente stats- og tilsynsmyndigheter, og ikke ha inngått, gjennomført eller kunngjort at de har til hensikt å inngå eller gjennomføre noen avtale som innebærer vesentlig erverv, disposisjoner eller andre transaksjoner som ikke er en del av den ordinære virksomheten, herunder ervervet av Copeinca.

(vi)
Etter Kunngjøringsdato skal det ikke ha forekommet noen endring, virkning, utvikling eller hendelse som har eller som med rimelighet kan forventes å ha vesentlig negativ innvirkning på Cermaq og dets datterselskaper som helhets økonomiske stilling, virksomhet, eiendeler eller driftsresultater.

(vii)	Den Uavhengige Redegjørelsen fra Revisor, nærmere beskrevet i punkt 17.11 “—Vederlagsaksjene” skal ha blitt utstedt.

Dersom ovennevnte betingelser ikke er oppfylt eller frafalt av Tilbyder på eller før Long Stop Date, vil Tilbudet falle bort. En kunngjøring om hvorvidt betingelsene er oppfylt eller frafalt vil bli gitt så snart dette er avgjort i henhold til prosedyren beskrevet i punkt 4.14, “—Announcements and amendments to the Offer”.

17.9	Aksept av Tilbudet

For at en Cermaq-aksjonær skal kunne akseptere Tilbudet, må et Akseptskjema ha blitt korrekt utfylt, signert og mottatt av Arctic Securities før utløpet av Tilbudsperioden (med eventuelle forlengelser). Akseptskjemaet inneholder detaljene rundt oppgjør for og overføring av de Cermaq-aksjene som tilbys. Akseptskjemaet er vedlagt som Vedlegg 1 (engelsk) og 2 (norsk) til dette Tilbudsdokumentet.

Akseptskjemaet skal være korrekt og fullstendig utfylt og signert, og skal deretter sendes per post, e-post eller faks, eller leveres til Arctic Securities:

Arctic Securities ASA

Haakon VIIs gt 5
Postboks 1833 Vika
0123 Oslo
Tel.: (+47) 21 01 30 40
Faks: (+47) 21 01 31 36
E-post: settlement@arcticsec.no

Aksept av Tilbudet (“Aksept” er bindende for Cermaq-aksjonærer som aksepterer Tilbudet (“Akseptgiver”) fra tidspunktet da Akseptskjemaet ble mottatt av Arctic Securities, og ingen tilbaketrekking, verken helt eller delvis, av slik Aksept er tillatt. Akseptskjemaet må ha blitt mottatt av Arctic Securities senest 21. juni kl. 09:00 (CET) (eller på en senere dato og/eller tidspunkt som Tilbudsperioden har blitt forlenget til). Verken Tilbyder eller Arctic Securities vil være ansvarlig for forsinkelser i postsystemet eller for at Akseptskjemaer sendt per faks ikke har blitt mottatt i tide. Tilbyder forbeholder seg retten til å akseptere Akseptskjemaer som er mottatt etter utløpet av Tilbudsperioden, men Tilbyder er ikke forpliktet til å akseptere slik forsinket Aksept. Slik rett vil bli utøvd i henhold til bestemmelsene i verdipapirhandelloven § 6-10 (9) om lik behandling av aksjonærer.

Aksept er kun gyldig dersom den er gitt gjennom et komplett og korrekt utfylt Akseptskjema som returneres til Arctic Securities innenfor Tilbudsperioden. Tilbyder og Arctic Securities forbeholder seg retten, etter eget skjønn, til å akseptere eller avslå eventuelle Akseptskjemaer som er feilaktig utfylt, levert, sendt eller gjennomført, eller eventuell Aksept som kan være ulovlig i henhold til bestemmelsene i verdipapirhandelloven § 6-10 (9) om lik behandling av aksjonærer.

Retur av Akseptskjemaet til nevnte returadresse, e-postadresse eller faksnummer vil innebære at Cermaq-aksjonæren har akseptert Tilbudet på de betingelser som er beskrevet i dette Tilbudsdokumentet, og at en avtale om salg at alle av Cermaq-aksjonærens Cermaq-aksjer har blitt inngått på de betingelser som fremgår av dette dokumentet og av Akseptskjemaet. Cermaq-aksjonæren kan ikke selge eller på annen måte avhende, behefte eller overdra de Cermaq-aksjene som er akseptert i henhold til dette dokumentet.

Cermaq-aksjonærer hvis Cermaq-aksjer er fordelt på flere VPS-konti vil motta et separat Akseptskjema for hver konto og er forpliktet til å sende inn et separat Akseptskjema for hver konto.

Aksepten dekker alle av Cermaq-aksjonærenes Cermaq-aksjer som beskrevet på Akseptskjemaet, samt eventuelle Cermaq-aksjer som, i tillegg til det antall aksjer som står på Akseptskjemaet, har blitt eller vil bli ervervet før oppgjør for Tilbudet, og som vil bli registrert på den VPS-kontoen som står på Akseptskjemaet.

Alle Cermaq-aksjonærer hvis Cermaq-aksjer er registrert på navnet til en megler, børshandler, forretningsbank, investeringsselskap eller en annen forvalter, må kontakte denne dersom Cermaq-aksjonæren ønsker å akseptere Tilbudet for disse Cermaq-aksjene.

For at Cermaq-aksjonæren skal kunne akseptere Tilbudet på en gyldig måte, må Akseptskjemaet være signert av Cermaq-aksjonæren eller en underskriver eller fullmektig bemyndiget av denne Cermaq-aksjonæren.

Cermaq-aksjene skal overføres til Tilbyder fri for enhver heftelse eller tredjepartsrettigheter. Dersom det er registrerte rettighetshavere på VPS-kontoen til en Cermaq-aksjonær som aksepterer Tilbudet, må disse rettighetshaverne, ved å signere Akseptskjemaet, frafalle sine rettigheter og gi sitt samtykke til at Cermaq-aksjene blir overført til Tilbyder fri for enhver heftelse og tredjepartsrettigheter. Innhenting av samtykke fra rettighetshaver skjer på aksepterende Cermaq-aksjonærs egen risiko og eget ansvar.

Ved å gjennomføre, sende og levere Akseptskjemaet, gir hver aksepterende Cermaq-aksjonær ugjenkallelig fullmakt til Arctic Securities til å (i) sperre de Cermaq-aksjene som er gjenstand for Aksepten til fordel for Arctic Securities på vegne på Tilbyder og (ii) tegne seg for Vederlagsaksjene på vegne av aksepterende Cermaq-aksjonær. Det vil ikke være anledning for Akseptgivere til å forføye over disse aksjene etter at sperringen er etablert. Alle Cermaq-aksjonærers rettigheter skal, i den utstrekning det er tillatt etter gjeldende norsk lov, beholdes av Akseptgiverne frem til gjennomføring av aksjekjøpene i henhold til de avtalene som ble opprettet som følge av Akseptene av Tilbudet.

Sperringen vil kun gjelde for Cermaq-aksjer som omfattes av Aksepten og vil ikke ha noen innvirkning på andre verdipapirer som er registrert på samme VPS-konto. Arctic Securities gis ugjenkallelig fullmakt til å belaste Akseptgivers VPS-konto, og til å overføre de Cermaq-aksjene som er omfattet av Aksepten til Tilbyder eller dennes forvalter ved oppgjør av Tilbudet. Dersom det ikke blir noe av Tilbudet, vil sperringen av Cermaq-aksjene bli opphevet.

17.10	Oppgjør

Oppgjør av Tilbudet vil skje i henhold til norsk lov og praksis og skal finne sted så snart som mulig, og oppgjørsprosessen, som er beskrevet under, skal være gjennomført senest 14 dager etter at Tilbyder har kunngjort at Betingelsene for Tilbudet beskrevet i punkt 17.8 (ii) og (iii) ble oppfylt eller frafalt av Tilbyder. Betingelsene for Tilbudet beskrevet i punkt 17.8 (i), (iv), (v), (vi) og (vii) vil likevel gjelde frem til oppgjør. Siste frist for oppgjør er 14 dager etter Long Stop Date.

Ved oppgjør:

(iii)
vil Tilbyder overføre det samlede Kontantvederlaget til en klientkonto hos Arctic Securities. Samtidig vil Arctic Securities overføre de Cermaq-aksjene som tilbys Tilbyder. Arctic Securities vil deretter umiddelbart utbetale Kontantvederlaget til de Cermaq-aksjonærene som har akseptert Tilbudet, og

(iv)
Tilbyder vil så snart som mulig etter mottak av de tilbudte Cermaq-aksjene registrere kapitalforhøyelsen som følge av Tilbudet og utstede og overføre Vederlagsaksjene til Cermaq-aksjonærene som har akseptert Tilbudet.

Utbetaling av Kontantvederlaget bli foretatt i NOK ved overføring til den aksepterende Cermaq-aksjonærens bankkonto registrert i VPS for utbetaling av utbytte. Dersom det ikke finnes noen slik bankkonto, vil oppgjør bli foretatt i henhold til de bankkontoopplysningene som den aksepterende Cermaq-aksjonæren har oppgitt eller ved utstedelse av en bankgiro eller sjekk.

Vederlagsaksjene vil bli levert til den VPS-kontoen som den aksepterende Cermaq-aksjonæren har oppgitt på Akseptskjemaet.

17.11	Vederlagsaksjene

Vederlagsaksjer vil bli utstedt av Styret på grunnlag av en fullmakt til å utstede det samlede antall Vederlagsaksjer gitt til Styret på Tilbyders ordinære generalforsamling, som ble avholdt 23. mai 2013.

Vedtaket som ble fattet er gjengitt under:

(viii)
"Styret gis fullmakt, i henhold til allmennaksjeloven § 10-14 (1) til å forhøye selskapets aksjekapital med inntil NOK 615.000.000 ved utstedelse av inntil 820.000.000 nye aksjer, hver pålydende NOK 0.75. Innenfor denne beløpsgrensen kan fullmakten benyttes flere ganger.

(ix)	Fullmakten kan kun benyttes til å utstede aksjer til aksjonærene i Cermaq som fullt eller delvis vederlag for overføringene av aksjer i Cermaq ASA til selskapet.

(x)	Tegningsvilkårene for nye aksjer utstedt i samsvar med denne fullmakten skal, innenfor de begrensningene som er angitt her, fastsettes av styret.

(xi)	Fullmakten omfatter kapitalforhøyelser mot innskudd i andre eiendeler enn penger.

(xii)	Aksjonærenes fortrinnsrett etter allmennaksjeloven § 10-4 skal kunne fravikes.

(xiii)	Fullmakten omfatter retten og plikten til å endre vedtektenes § 4 i henhold til omfanget av en eventuell kapitalforhøyelse/eventuelle kapitalforhøyelser som er vedtatt på grunnlag av fullmakten.

(xiv)	Fullmakten skal være gyldig frem til 31.12.2013.”

Revisor RSM Hasner Kjelstrup & Wiggen vil måtte utstede en redegjørelse i henhold til allmennaksjeloven § 10-2, jf. § 2-6 vedrørende verdien av Cermaq-aksjene (den “Uavhengige Redegjørelsen fra Revisor”) før Styret kan gjøre bruk av fullmakten til å utstede Vederlagsaksjene.

Vederlagsaksjene vil på alle måter være likestilt med de eksisterende Aksjene og gi fulle aksjonærrettigheter fra tidspunktet for registrering av kapitalforhøyelsen vedrørende Tilbudet i Foretaksregisteret. Vederlagsaksjene gir rett til eventuelt utbytte kunngjort av Selskapet etter slik registrering. Alle Aksjer, herunder Vederlagsaksjene, har stemmerettigheter og andre rettigheter og plikter etter allmennaksjeloven og er underlagt norsk lov. Se punkt 13, “Share capital and shareholder matters”, for en nærmere beskrivelse av de rettigheter som vil medfølge Aksjene.

Vederlagsaksjene vil bli notert på Oslo Børs så snart som mulig etter at de har blitt utstedt som en del av oppgjøret.

17.12	Finansiering av Tilbudet

Det samlede Kontantvederlaget vil bli finansiert gjennom nye bankfasiliteter som Tilbyder er i ferd med å sikre seg.

17.13	Kontakt med Cermaq før offentliggjøring av Tilbudet

Tilbyder sendte et brev til Cermaqs styre 8. april 2013 med forslag om å anmode om et frivillig tilbud anbefalt av Cermaqs styre. Tilbyders styreleder og CEO og Cermaqs styreleder og CEO hadde et møte 12. april 2013 der Tilbyder ble informert av Cermaq om at Cermaqs styre ikke kunne vurdere eller støtte ethvert tilbud på grunn av avtaler som allerede hadde blitt inngått med aksjonærer i Copeinca. 24. mai 2013 møtte Tilbyders økonomiske rådgivere Cermaqs økonomiske rådgiver. Tilbyders styreleder møtte Cermaqs styreleder 28. mai 2013, hvor de to partene utvekslet synspunkter på hvilket nivå et bud kunne bli gitt på og bli anbefalt av styret i Cermaq. Etter et styremøte på kvelden 28. mai 2013 ble en melding sendt fra Tilbyders styreleder til Cermaqs styreleder hvor det ble indikert en justering av tilbudet for å møte priskravet fra Cermaq. En melding med indikasjoner på at økningen var utilstrekkelig ble returnert. En ytterligere foreslått økning av tilbudet ble gjort på kvelden 29. mai 2013. Etter diskusjoner via telefon, meldinger og e-post-korrespondanse mellom styrelederne og de respektive finansielle rådgivere ble tilbudet avslått på kvelden den 30. mai 2013. Deretter ble styreleder i Cermaq og Cermaqs rådgivere informert på morgenen 31. mai om at styret i Tilbyder mente å lansere sitt reviderte tilbud før åpningen av børsen den morgenen.

17.14	Krav til pliktig tilbud

Dersom dette Tilbudet gjennomføres og Tilbyder blir innehaver av Cermaq-aksjer som representerer mer enn 1/3 av stemmerettighetene i Cermaq, vil Tilbyder være forpliktet i henhold til verdipapirhandelloven til å enten selge det overskytende antall Cermaq-aksjer eller fremsette et pliktig, ubetinget tilbud om å kjøpe de gjenværende Cermaq-aksjene. Tilbudsprisen i et slikt pliktig tilbud må være minst like høy som den høyeste prisen Tilbyder har betalt for Cermaq-aksjene i løpet av de siste seks månedene før tilbudsplikten inntrådte. Tilbyder vil fremsette et pliktig tilbud dersom denne grensen nås.

Tilbyder har ikke ervervet eller avtalt å erverve Cermaq-aksjer til en pris høyere enn Tilbudsprisen i løpet av de siste seks månedene.

17.15	Tvungen overføring

Dersom Tilbyder som følge av Tilbudet eller på annen måte erverver og innehar mer enn 90 prosent av det samlede antall utstedte og utestående Cermaq-aksjer som representerer mer enn 90 prosent av stemmerettighetene i Cermaq, kan Tilbyder kreve (og hver gjenværende Cermaq-aksjonær vil ha rett til å kreve) at det gjennomføres tvungen overføring av de gjenværende Cermaq-aksjene som ikke er eid av Tilbyder i henhold til allmennaksjeloven § 4-25 og verdipapirhandelloven § 6-22. Dersom Tilbyder gir skriftlig varsel om tvungen overføring til alle gjenværende Cermaq-aksjonærer med kjent adresse, og den tvungne overføringen er kunngjort i Foretaksregisterets elektroniske kunngjøringspublikasjon eller i en avis som er alminnelig lest på selskapets forretningssted, kan Tilbyder sette en tidsfrist på minst to måneder for hver Cermaq-aksjonær til å bestride den prisen som ble tilbudt i den tvungne overføringen. Cermaq-aksjonærer som bestrider den tilbudte prisen kan kreve at prisen fastsettes av norske domstoler.

Dersom Tilbyder som følge av Tilbudet eller på annen måte erverver eller innehar mer enn 90 prosent av det samlede antall utstedte og utestående Cermaq-aksjer som representerer mer enn 90 prosent av stemmerettighetene, har Tilbyder til hensikt å gjennomføre en tvungen overføring av de gjenværende Cermaq-aksjene til samme pris som Tilbudsprisen i henhold til prosedyrene som er beskrevet over.

Melding til og godkjenning fra EU-kommisjonen kreves dersom Selskapet oppnår kontroll i Cermaq som følge av Tilbudet og/eller erverv av Cermaq-aksjer utenfor Tilbudet, se punkt 17.17, “Melding til konkurransemyndigheter”. Tilbyder vil ikke ha rett til å utøve de stemmerettighetene som medfølger Cermaq-aksjene før slik godkjenning er innhentet. Igangsetting av prosedyrene for tvungen overføring kan derfor bli tilsvarende forsinket.

17.16	Strykning av Cermaq-aksjene fra notering

Tilbyder har til hensikt å foreslå at Cermaq søker om strykning av Cermaq-aksjene fra notering ved gjennomføring av Tilbudet dersom Tilbyder, etter gjennomføring av Tilbudet, eier Cermaq-aksjer som representerer mer enn 2/3 av Cermaq-aksjene og stemmerettighetene. Dersom, ved gjennomføring av dette Tilbudet, Tilbyder eier Cermaq-aksjer som representerer mer enn 2/3 av Cermaq-aksjene og stemmerettighetene, men ikke mer enn 90 prosent av Cermaq-aksjene og stemmerettighetene, vil sletting være underlagt Oslo Børs' skjønn og godkjenning basert på en vurdering foretatt av Oslo Børs som blant annet tar hensyn til interessene til minoritetsaksjonærene i Cermaq.

Igangsetting av strykning kan bli forsinket på grunn av manglende stemmerettigheter som følge av EU-kommisjonens meldekrav, se punkt 17.17, “Melding til konkurransemyndigheter”.

Oslo Børs kan også på eget initiativ beslutte å få Cermaq-aksjene strøket dersom betingelsene for notering ikke lenger er oppfylt.

17.17	Melding til konkurransemyndigheter

Basert på de opplysningene som er offentlig tilgjengelig krever Transaksjonen melding til og godkjenning fra (i) konkurransemyndighetene i Canada og (ii) EU-kommisjonen og konkurransemyndighetene i USA dersom Tilbyder oppnår kontroll i Cermaq som følge av Tilbudet og/eller erverv av Cermaq-aksjer utenfor Tilbudet.

Oppgjør av Tilbudet kan ikke foretas før ervervet har blitt godkjent av konkurransemyndighetene i USA og Canada. Tilbyder har til hensikt å sende inn de påkrevde meldinger så snart som mulig.

EU-kommisjonen:

Melding til EU-kommisjonen kreves dersom Tilbyder oppnår kontroll i Cermaq som følge av Tilbudet eller erverv av Cermaq-aksjer utenfor Tilbudet.

Oppgjør av Tilbudet kan foretas før ervervet har blitt godkjent av EU-kommisjonen, men Tilbyder vil ikke ha rett til å utøve de stemmerettighetene som medfølger de ervervede Cermaq-aksjene. Meldingen vil bli sendt dersom Tilbyder oppnår kontroll i Cermaq.

EU-kommisjonens saksbehandlingstid er 25 virkedager fra innsending av meldingen (fase 1-saksbehandling), men denne kan utvides til 35 virkedager dersom partene tilbyr forpliktelser eller dersom nasjonale konkurransemyndigheter ber om henvisning. Dersom transaksjonen ikke godkjennes eller anses for å bli godkjent før denne fristen, vil saksbehandlingsprosessen fortsette med grundige undersøkelser som kan ta inntil 125 virkedager fra igangsettelse (fase 2-saksbehandling).

EU-kommisjonen kan kreve at Tilbyder iverksetter forskjellige tiltak, herunder avhendelse av virksomhet, før godkjenning gis.

Canada:

Gjennomføring av Tilbudet er betinget av at den lovbestemte saksbehandlingsperioden har utløpt eller har blitt frafalt eller avsluttet i henhold til the Competition Act (Canada) og at intet pålegg er gitt som har som virkning at den forhindrer Tilbyder fra å gjennomføre Transaksjonen enten helt eller delvis. Siden Transaksjonen er et uoppfordret tilbud, utløper den lovbestemte saksbehandlingsperioden 30 dager etter at Tilbyder har sendt en fullstendig melding, med mindre the Canadian Commissioner of Competition sender en formell anmodning om ytterligere opplysninger, i hvilket tilfelle den lovbestemte saksbehandlingsperioden vil automatisk bli forlenget og i stedet utløpe 30 dager etter at anmodningen om ytterligere opplysninger ble imøtekommet. Så lenge Tilbudet er uoppfordret begynner gjeldende saksbehandlingsperiode å løpe ved Tilbyders innsendelse av de nødvendige dokumenter. Dersom Tilbudet ikke lenger er uoppfordret, avhengig av når i prosessen dette skjer, vil gjeldende saksbehandlingsperiode ikke begynne å løpe før begge parter har sendt inn de nødvendige dokumenter. Den lovbestemte saksbehandlingsperioden er uavhengig av the Commissioners gjennomgang. Med unntak av tilfeller der et forhåndsvedtak er gitt, har the Commissioner of Competition rett til å bestride transaksjonen for the Competition Tribunal inntil ett år etter gjennomføring og til å kreve at Tilbyder iverksetter visse tiltak, herunder avhendelse av eiendeler eller aksjer dersom the Competition Tribunal krever dette.

USA:

Gjennomføring av Tilbudet krever at den lovbestemte saksbehandlingsperioden i henhold til the Hart-Scott-Rodino Antitrust Improvements Act av 1976, med endringer, og de regler og forskrifter som er kunngjort i henhold til denne (“HRS Act”), har utløpt eller blitt avsluttet tidlig. Ettersom Transaksjonen er et frivillig tilbud, avsluttes den lovbestemte saksbehandlingsperioden etter HRS Act innen 30 dager etter at Tilbyder har sendt en fullstendig melding, med mindre konkurransemyndighetene fremsetter en formell anmodning om ytterligere opplysninger eller dokumenter.

Konkurransemyndighetene har rett til å be om en rettskjennelse for å sperre fullbyrdelsen av Tilbudet, eller til å kreve at Tilbyder iverksetter forskjellige vedtak, herunder avhendelse av virksomhet av konkurransemessige hensyn.

17.18	Konsekvenser for Cermaqs ansatte og ledelse

Cermaqs fôrproduksjonsvirksomhet vil være en vesentlig del av Marine Harvests nye fôrproduksjon, mens Cermaqs oppdrettsenheter vil bli omfattet av Marine Harvests oppdrettsvirksomhet. Sammen med Cermaqs ledelse vil en detaljert integreringsplan bli utarbeidet. Målet er å slå Cermaqs produksjonsutstyr, sterke markedsposisjon og muligheter for produktutvikling sammen med Tilbyders verdensomspennende tilstedeværende hva gjelder salg og Tilbyders unike innkjøpsmuligheter. Tilbyder planlegger ikke å stenge noen av Cermaqs fasiliteter, men eventuelle endringer i Cermaqs organisasjon med juridiske, økonomiske eller arbeidsrelaterte konsekvenser kan ikke utelukkes helt. Den nye organisasjonsstrukturen vil bli tilpasset slik at begge selskapers styrker kan videreføres i tiden fremover.

Dersom Tilbudet gjennomføres uten at Tilbyder sikrer kontroll over Cermaq, kan Tilbyder tenkes ikke å være i stand til å slå sammen de to selskapenes virksomhet som ønskelig.

17.19	Andre juridiske konsekvenser av Tilbudet

Tilbudet vil, dersom det gjennomføres, resultere i at Selskapet blir eier av alle de Cermaq-aksjene som på gyldig måte er tilbudt gjennom Tilbudet samt de Cermaq-aksjer som Tilbyder allerede innehar og eventuelle Cermaq-aksjer ervervet utenfor Tilbudet.

Melding til EU-kommisjonen er påkrevd dersom Tilbyder oppnår kontroll i Cermaq som følge av Tilbudet eller erverv av Cermaq-aksjer utenfor Tilbudet. Oppgjør av Tilbudet kan foretas, men Tilbyder vil ikke ha rett til å utøve de stemmerettighetene som medfølger de ervervede Cermaq-aksjene før ervervet har blitt godkjent av EU-kommisjonen.

Etter slik godkjenning vil en eierinteresse på 2/3 eller mer av Cermaq-aksjene blant annet gi Tilbyder rett til å godkjenne fusjoner og fisjoner, endringer i kapitalisering og endringer i Cermaqs vedtekter.

En eierinteresse på mer enn 50 prosent av Cermaq-aksjene vil blant annet gi Tilbyder rett til å utnevne styremedlemmer og til å vedta utbetaling av utbytte.

For andre juridiske konsekvenser av Tilbyders erverv av Cermaq-aksjer i Tilbudet, se punkt 17.15, “—Tvungen overføring”, og 17.16, “—Strykning av Cermaq-aksjene”.

Dersom Tilbyder ikke oppnår kontrollerende innflytelse i Cermaq gjennom Tilbudet, vil Tilbyder ha rett til å utøve de stemmerettighetene som medfølger de ervervede Cermaq-aksjene, og Tilbyder vil kunne sperre de beslutningene det vises til i tredje avsnitt av dette punktet.

På nåværende tidspunkt har Selskapet tillatelse til å eie inntil 25 prosent av den samlede konsesjonerte biomassen i Norge. Erverv av kontrollerende innflytelse i Cermaq vil resultere i at Tilbyder overskrider denne grensen på 25 prosent, noe som krever søknad til og godkjenning fra Fiskeri- og kystdepartementet. Godkjenning er ikke et vilkår for Tilbudet. Tilbyder vil gjennomføre Tilbudet og sende søknad til Fiskeri- og kystdepartementet dersom påkrevd. Selskapet bærer all risiko i denne forbindelse. Se punkt 1.3.5 “Risk factors—Risks related to the Offer and the combination of Marine Harvest and Cermaq—Approval by the Norwegian Ministry of Fisheries and Coastal Affairs” for informasjon om den risiko Selskapet pådrar seg i den forbindelse.

Så vidt Tilbyder vet så vil ikke Tilbudet ha noen juridiske konsekvenser for Cermaq bortsett fra de konsekvenser som er beskrevet i dette Tilbudsdokumentet.

17.20	Lovvalg og verneting

Tilbudet og enhver Aksept av dette er underlagt norsk lov. Enhver tvist som måtte oppstå som følge av eller i tilknytning til Tilbudet og Tilbudsdokumentet skal løses av norske domstoler med Oslo tingrett som verneting.

17.21	Spesielle rettigheter eller fordeler

Ingen avtaler til fordel for Tilbyders styre eller ledelse har blitt eller vil bli inngått, og ingen spesielle rettigheter eller fordeler skal tilfalle Tilbyders eller Cermaqs styre eller ledelse i forbindelse med Transaksjonen, jf. allmennaksjeloven § 13-6 (1) nr. 6.

17.22	Diverse

Dette Tilbudsdokumentet vil bli sendt til alle personer registrert hos VPS som Cermaq-aksjonærer per datoen for dette Tilbudsdokumentet til de adresser som er registrert i VPS per denne datoen, med unntak av Cermaq-aksjonærer i jurisdiksjoner der dette Tilbudsdokumentet ikke kan distribueres på lovlig måte. Bekreftelser ved mottak av Aksepter vil ikke bli gitt.

17.23	Andre opplysninger

Arctic Securities har fungert som Økonomisk Rådgiver og Mottaker, og Nordea Market har fungert som Økonomisk Rådgiver til Tilbyder i forbindelse med Tilbudet. Nordea Markets deltar kun i den delen som tilbudet som gjennomføres utenfor USA. Advokatfirmaet Wiersholm AS har fungert som Tilbyders norske juridiske rådgiver. Ytterligere opplysninger om Tilbudet er tilgjengelig fra Arctic Securities eller (kun utenfor USA) Nordea Markets:

Arctic Securities ASA Haakon VIIs gt 5 Postboks 1833 Vika 0123 Oslo Tel: (+47) 21 01 30 40 Faks: (+47) 21 01 31 36 E-post: settlement@arcticsec.no	Nordea Bank Norge ASA Markets, Investment Banking, Advisory Postboks 1166 Sentrum 0107 Oslo Tel: (+47) 22 48 50 00

18	DEFINITIONS AND GLOSSARY OF TERMS

Acceptance	Cermaq Shareholders’ acceptance of the Offer in accordance with the terms of this Offer Document.
Acceptance Form	The enclosed forms in Appendix 1 (English version) and Appendix 2 (Norwegian version) to this Offer Document, to be used by Cermaq Shareholders in order to accept the Offer.
Acceptor	Cermaq Shareholder who have accepted the Offer in accordance with the terms of this Offer Document.
AGD	Amoebic Gill Disease.
AGM	The annual general meeting of Marine Harvest ASA.
Announcement Date	31 May 2013, being the date the Offer was announced.
Anova	Anova Corporation Group.
Arctic Securities	Arctic Securities ASA, business registration number 991 125 175. Also defined as a Financial Advisor and a Receiving Agent.
Audit Committee	The audit committee of the Board, consisting of three directors, Leif Frode Onarheim, Solveig Strand and Hege Sjo.
Biomar	Biomar AS.
Board	The board of directors of Marine Harvest ASA.
Cash Consideration	NOK 53.25 per Cermaq Share.
CEO	The chief executive officer of the Company.
Cermaq	Cermaq ASA, business registration number 971 647 949, or, where the context requires, Cermaq ASA and its subsidiaries collectively.
Cermaq AGM	The annual general meeting of Cermaq ASA held on 21 May 2013.
Cermaq’s Annual Report	Cermaq’s annual report for 2012.
Cermaq’s Financial Statements	Cermaq’s consolidated financial statements for 2012.

Cermaq Shareholder	Any owner of one or more Cermaq Shares.
Cermaq Shares	The outstanding shares of Cermaq ASA as of the date of this Offer Document.
Chairman	The Chairman of the Company.
Closing Conditions	The conditions of which the completion of the Offer is subject to as further described in section 4.7 “— The voluntary offer — Conditions for completion of the Offer”.
CMC	Cultivos Marinos Chiloé S.A.
Company	Marine Harvest ASA, business registration number 964 118 191. Also defined as the Offeror.
Consideration Shares	The new Shares in the Company to be issued as part of the consideration to the Cermaq Shareholders accepting the Offer.
Continuing Obligations	The continuing obligations for stock exchange listed companies.
Copeinca	Copeinca ASA, business registration number 990 565 791.
Corporate Governance Code	Norwegian Code of Practice for Corporate Governance published on 23 October 2012 by the Norwegian Corporate Governance Board (and as corrected 21 December 2112).
EBIT	Earnings Before Interest and Taxes.
EBIDTA	Earnings Before Interest, Taxes, Depreciations and Amortisations.
EC Merger Regulation	The Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings.
EEA	European Economic Area.
EEA Exemption
For tax purposes: whether the Foreign Corporate Shareholder is in fact actually established in the EEA state and is engaged in genuine activities in its country of residence. Also known as the substance test.

EU	European Union.
EWOS	A business unit of Cermaq, comprising its fish feed operations.
EWOS Canada	EWOS’ operations in Canada.
EWOS Chile	EWOS’ operations in Chile.
EWOS Norway	EWOS’ operations in Norway.
EWOS Scotland	EWOS’ operations in Scotland.
EWOS Vietnam	EWOS’ operations in Vietnam.
Farming	A business area of Marine Harvest, comprising its farming and primary processing operations.
Financial Advisors	Arctic Securities and Nordea Markets.
Fish Feed	A new business area of Marine Harvest, comprising its feed production operations.
Foreign Corporate Shareholders	Foreign Shareholders that are corporate entities.
Foreign Personal Shareholders	Foreign Shareholders that are individuals.
Foreign Shareholders	Shareholders that are not resident in Norway.
Geveran	Geveran Trading Co Ltd.
Group	Marine Harvest ASA, business registration number 964 118 191 and its consolidated subsidiaries. Also defined as Marine Harvest.
HOG	Gutted weight equivalents of fish, which for salmon corresponds to 0.9 x live weight
IAS	International Accounting Standards.
IASB	International Accounting Standards Board.
IFRS	International Financial Reporting Standards.
IHN	Infectious haematopoietic necrosis.
Independent Audit Report
The statement in accordance with section section 10-2, cf. section 2-6 of the Public Limited Companies Act regarding the value of the Cermaq Shares which RMS Hasner Kjestrup & Wiggen will have to issue before the Board may use the authorisation to issue the Consideration Shares.

ISA	Infectious Salmon Anaemia.
ISIN	International Securities Identification Number.
Long Stop Date	30 December 2013 at 09:00 hours (CET).
MAB	Maximum allowed biomass.
Mainstream	A business unit of Cermaq, comprising its fish farming operations.
Mainstream Canada	Mainstream’s operations in Canada.
Mainstream Chile	Mainstream’s operations in Chile.
Mainstream Norway	Mainstream’s operations in Norway.
MAP	Modified atmosphere packaging.
Marine Harvest	Marine Harvest ASA, business registration number 964 118 191 and its consolidated subsidiaries. Also defined as the Group.
Marine Harvest Canada	Marine Harvest’s operations in Canada.
Marine Harvest Chile	Marine Harvest’s operations in Chile.
Marine Harvest Norway	Marine Harvest’s operations in Norway.
Marine Harvest Shares	All the outstanding shares of Marine Harvest ASA from time to time. Also defined as the Shares.
Market	A business unit of Marine Harvest, comprising its marketing activities in Europe, Americas and Asia.
Morpol	Morpol ASA, business registration number 895 465 232.
MSB	Maximum standing biomass.
NIBD	Net Interest Bearing Debt.
NMFCA	The Norwegian Ministry of Fisheries and Coastal Affairs.
NMTI	The Norwegian Ministry of Trade and Industry.

Nomination Committee	The Company's nomination committee, consisting of three members elected by the AGM, all of whom are independent of the Board. The current members are: Erling Lind, Merethe Haugli and Arne Hjeltnes.
Nordea Markets	Nordea Markets, a part of Nordea Bank Norge ASA, business registration number 911 044 110. Also defined as a Financial Advisor.
Norwegian Corporate Shareholders	Corporate shareholders such as Norwegian limited liability companies, mutual funds, savings banks, mutual insurance companies or similar entities tax-resident in Norway.
Norwegian FSA	The Norwegian Financial Supervisory Authority.
Norwegian Personal Shareholders	Shareholders who are Norwegian private individuals.
Offer	Marine Harvest ASA’s voluntary offer for the Cermaq Shares.
Offer Document	This combined offer document and information memorandum.
Offeror	Marine Harvest ASA, business registration number 964 118 191. Also defined as the Company.
Offer Period	The period from and including 6 June 2013 to and including 21 June 2013 at 09:00 hours (CET), in which the Offer is available.
Offer Price	A cash consideration of NOK 53.25 and 8.6 Consideration Shares, together having an equivalent value of NOK 107.
Oslo Børs	Oslo Børs ASA, business registration number 983 268 633. Also known in English as the Oslo Stock Exchange.
PD	Pancreas Disease.
PPA	Purchase Price Allocation.
Prospectus Directive	The Commission Regulation (EC) No 908/2004 implementing directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 regarding prospectuses requirements.

PPE	Property, Plant and Equipment.
Receiving Agent	Arctic Securities.
Relevant Member State	Each member state of EEA which has implemented the Prospectus Directive.
R&D	Research and development.
Sales and Marketing	A business area of Marine Harvest, comprising its value added processing, sales and marketing operations.
Seachill	Icelandic UK Ltd, Seachill division.
SEC	The U.S. Securities Exchange Committee.
Shares	All the outstanding shares of Marine Harvest ASA from time to time. Also defined as the Marine Harvest Shares.
Skretting	Skretting AS.
SRS	Salmonid rickettsial septicaemia.
Transaction	The acquisition of Cermaq ASA by Marine Harvest ASA.
United States	The United States of America, its territories and possessions, any State of the United States, and the District of Colombia.
U.S. Securities Act	The U.S. Securities Act of 1933, as amended.
VAP	Value Added Processing.
VAP Europe	A business unit of Marine Harvest, comprising its value added processing activities in Europe.
WFE	Live weight equivalents of fish, which for salmon corresponds to 1.11 x gutted weight
VPS	The Norwegian Central Securities Depository (Norwegian: Verdipapirsentralen).

 APPENDICES

Appendix 1: Acceptance Form

Appendix 2: Norwegian Acceptance Form (NW: Akseptformular)

Appendix 3: Independent Assurance Report by Ernst & Young AS on the proforma financial information

Appendix 1
Acceptance Form

For use in accepting the Offer by Marine Harvest ASA to purchase all outstanding shares in Cermaq ASA on the terms set forth in the Offer Document dated 5 June 2013 to which this form is attached. Capitalized terms used in this Acceptance Form shall have the same meaning as set forth in the Offer Document. The terms for the Offer is set forth in the Offer Document, see in particular section 4.

Offer Price: NOK 53.25 and 8.6 Share per Cermaq Share

Acceptance period: 6 June 2013 – 21 June 2013 at 09:00 (CET)

Shareholder:	Return to: Arctic Securities ASA Haakon VII’s gt 5 P.O. Box 1833 Vika 0123 Oslo Norway Tel: (+47) 21 01 30 40 Fax: (+47) 21 01 31 36 E-mail: settlement@arcticsec.no
The shareholders’ registry of Cermaq ASA as of the date of the Offer Document shows:
VPS-account:	Bank account number for cash payment:	No. of Cermaq Shares:	Rights holders registered:

ACCEPTANCE DEADLINE:

This Acceptance Form must be received by Arctic Securities by 09:00 (CET) on 21 June 2013 or at such later date and/or time to which the Offer Period is extended. The Offeror reserves the right to reject any or all incorrect or illegally undertaken acceptances.

Acceptance Guidance:
1.
Cermaq Shareholders whose Cermaq Shares are held in several VPS-accounts will receive one Acceptance Form for each such VPS account, and must also submit a separate Acceptance Form for each VPS account.

2.
This Acceptance includes all the Cermaq Shares stipulated in the box "No. of Cermaq Shares" above as well as any Cermaq Shares which have been or will be acquired and which will be registered in the VPS on the above stated account prior to the settlement of the Offer.

3.
I/We accept that I/we may not sell, otherwise dispose, encumber or transfer to another VPS account, the Cermaq Shares tendered hereunder. The Receiving Agent is irrevocably authorised to block the Cermaq Shares tendered hereunder on the above-mentioned VPS account in favour of the Receiving Agent on behalf of the Offeror.

4.
The Receiving Agent is given irrevocable authorisation to subscribe for the Consideration Shares on my/our behalf, to debit my/our VPS-account, and to transfer the Cermaq Shares tendered to the Offeror against payment of the Cash Consideration and subsequent issuance of the Consideration Shares.

5.
I/We accept that settlement in the form of cash will be made by way of transfer to the bank account registered on the VPS account for dividend payment. In the absence of such account, settlement will be made to the bank account specified by the Acceptor in the box above named "Bank account number for cash payment", or by issuing a bank giro or check.

6.	I/We accept that settlement in the form of the Consideration Shares will be made to the same VPS account as listed above.
7.
Any third party with registered encumbrances or other third-party rights over the Cermaq Shares and/or the VPS account(s) must sign the Acceptance Form and thereby waive their rights therein and approve the transfer of the Cermaq Shares to the Offeror free of any encumbrances and any other third party right whatsoever. This Acceptance may only be regarded to be valid if any rights holder (marked with a "Yes" under "Rights holders registered" in the right-hand box above) has consented to the sale and transfer of the Cermaq Shares, free of any encumbrances and any other third party right whatsoever, by signing this Acceptance Form under "Rights holder(s)" below.

By duly executing and delivering this Acceptance Form I/we confirm that I/we have received and reviewed the Offer Document and accept the Offer to sell my/our shares in Cermaq ASA according to the terms of the Offer as set forth in the Offer Document.

Place	Date	Telephone no.	Signature *)
*) If signed pursuant to proxy, a proxy form or company certificate confirming the authorised signature must be enclosed
Rights holder(s):
In the event that there is registered holder(s) of rights on the VPS-account this is marked with a YES above on right-hand box of this Acceptance Form. As holder(s) of rights the undersigned consents to the transfer of the Shares to the Offeror free of any encumbrances and any other third party right whatsoever.

Place	Date	Telephone no.	Rights holder’s signature *)
*) If signed pursuant to proxy, a proxy form or company certificate confirming the authorised signature must be enclosed

Appendix 2
Akseptblankett

Til bruk ved aksept av Tilbudet fra Marine Harvest ASA om kjøp av samtlige aksjer i Cermaq ASA på de vilkår som er inntatt i tilbudsdokument datert 5. juni 2013 som dette formularet er et vedlegg til. Vilkårene for Tilbudet følger av Tilbudsdokumentet, se særlig kapittel 4.

Tilbudspris: NOK 53,25 og 8,6 Aksjer per Cermaq-Aksje

Tilbudsperiode: 6. juni – 21. juni 2013 kl. 09:00 (CET)

Aksjeeier:	Returneres til: Arctic Securities ASA Haakon VII’s gt 5 P.O. Box 1833 Vika 0123 Oslo Norge Tel: (+47) 21 01 30 40 Fax: (+47) 21 01 31 36 E-mail: settlement@arcticsec.no
Aksjeeierregisteret til Cermaq ASA per datoen for Tilbudsdokumentet viser:
VPS-konto:	Bankkonto for utbetaling:	Antall aksjer:	Rettighetshaver innmeldt:

AKSEPTFRIST:

Dette akseptformularet må være mottatt av Arctic Securities ASA (“Oppgjørsagenten”) innen kl. 09:00 (Norsk tid) den 21. juni 2013 eller slik senere dato/tid hvis Tilbudsperioden forlenges. Tilbyder forbeholder seg retten til å avslå enhver eller alle aksepter utført på feil eller ulovlig måte.

Retningslinjer for aksept:
1.	Aksjonærer som har sine aksjer registrert på flere VPS-kontoer vil motta et akseptformular for hver VPS konto og må også sende inn separat akseptformular for hver VPS konto.
2.
Denne aksepten inkluderer alle aksjer angitt ovenfor under "Antall aksjer" og i tillegg aksjer som har blitt eller vil bli ervervet og som blir kreditert VPS kontoen angitt ovenfor før oppgjør av Tilbudet.

3.
Jeg/vi aksepterer at jeg/vi ikke kan selge eller på annen måte avhende, pantsette eller overføre til en annen VPS-konto de aksjer som omfattes av aksepten. Oppgjørsagenten gis ugjenkallelig fullmakt til å båndlegge de Cermaq-aksjene som omfattes av aksepten på ovennevnte VPS-konto i favør av Oppgjørsagenten på vegne av Tilbyder.

4.
Oppgjørsagenten gis en ugjenkallelig fullmakt til å tegne seg for Vederlagsaksjene på min/våre vegne og debitere min/vår VPS-konto, og til å overføre Cermaq-Aksjene som omfattes av aksepten til Tilbyder mot betaling av Kontantvederlaget og etterfølgende utstedelse av Vederlagsaksjene.

5.
Jeg/vi aksepterer at Oppgjør i penger gjennomføres ved overføring til utbyttekonto registrert på VPS-kontoen. I fravær av slik konto vil oppgjør skje til slik bankkonto som er angitt av aksjonæren under "Bankkonto for utbetaling" ovenfor eller i form av giroanvsining (eller valutasjekk for utenlandske aksjonærer).

6.	Jeg/vi aksepterer at Oppgjør av Vederlagsaksjene skjer til den VPS-konto som er oppgitt overfor.
7.
Alle tredjemenn med registrert pant eller andre rettigheter til Cermaq-aksjene og/eller VPS-konto (eller VPS-konti), må undertegne Akseptformularet og derved gi avkall på sine rettigheter i Cermaq-aksjene og godkjenne at Cermaq-aksjene overføres til Tilbyder fri for tilhørende pant eller enhver annen rettighet for tredjemann. Denne aksepten bare kan anses som gyldig hvis alle eventuelle rettighetshavere (markert med "JA" under "Rettighetshaver innmeldt" ovenfor) har samtykket til at aksjene som omfattes av denne aksepten overføres til Tilbyder fri for slike rettigheter ved å signere dette akseptformularet under "Rettighetshaver(e) nedenfor.

Ved å utfylle og levere dette akseptformularet bekrefter jeg/vi at jeg/vi har mottatt og gjennomgått Tilbudsdokumentet og aksepterer Tilbudet om å selge mine/våre aksjer i Cermaq ASA på de vilkår for Tilbudet som fremkommer av Tilbudsdokumentet.

Sted	Dato	Telefon	Underskrift *)
*) Hvis undertegning skjer ved fullmektig, må fullmakt eller firmaattest som bekrefter fullmektigens underskrift, legges ved.

Rettighetshaver(e):

Hvis det finnes én eller flere registrerte innehavere av rettigheter på VPS-kontoen, så er dette markert ved et “JA” under boksen ovenfor på høyre side av dette akseptformularet. Som innehaver av rettigheter, samtykker undertegnede til at aksjene overføres til Tilbyder fri for tilhørende pant eller enhver annen tredjepartsrettighet.

Sted	Dato	Telefon	Rettighetshavers underskrift *)

*) Hvis undertegning skjer ved fullmektig, må fullmakt eller firmaattest som bekrefter fullmektigens underskrift, legges ved.

Appendix 3

Appendix 3

ERNST & YOUNG

Statsautoriserte revisorer
Ernst & Young AS

Dronning Eufemias gate 6, NO-0191 Oslo
Oslo Atrium, P.O.Box 20, NO-0051 Oslo
Foretaksregisteret: NO 976 389 387 MVA
Tlf.: +47 24 00 24 00
Fax: +47 24 00 24 01
www.ey.no

Medlemmer av Den norske Revisorforening

To the Board of Directors of Marine Harvest ASA

Independent Practitioner's Assurance Report on the Compilation of Pro Forma Financial Information Included in an Offer Document

In accordance with the requirements in section 3.5.2.6 of the "Continuing Obligations of Stock Exchange Listed Companies" issued by Oslo Børs (Oslo Stock Exchange) we have completed our assurance engagement to report on the compilation of unaudited pro forma financial information of Marine Harvest ASA (the "Company"). The pro forma financial information consists of the unaudited pro forma condensed statement of financial position as at 31 March 2013, the unaudited pro forma condensed statement of comprehensive income for the year ended 31 December 2012 and the three months ended 31 March 2013, and related description and notes as set out in section 10 of the Offer Document dated 5 June 2013 (the "Offer Document") issued by the Company. The applicable criteria on the basis of which the Company has compiled the pro forma financial information are specified in EU Regulation No 809/2004 and described in section 10 of the Offer Document (the "applicable criteria").

The pro forma financial information has been compiled for illustrative purposes only to provide information about how the acquisition of shares in Cermaq ASA as set out in section 5 of the Offer Document might have affected the Company's consolidated financial position as at 31 March 2013 and the Company's consolidated financial performance for the year ended 31 December 2012 and the three months ended 31 March 2013 as if the acquisition had taken place at 31 March 2013 and 1 January 2012 and 2013 respectively. As part of this process, the Company has extracted financial information from the Company's and Cermaq's financial statements for the period ended 31 December 2012 and the Company's and Cermaq ASA's unaudited condensed consolidated financial information for the three months ended 31 March 2013. The auditor's report on the Company's and Cermaq's financial statements for the year ended 31 December 2012 is incorporated by reference in section 16.3 to the Offer Document. No audit or review reports have been issued on the unaudited condensed consolidated financial information for the Company or Cermaq ASA for the three months ended 31 March 2013.

The Board of Directors' and Management's Responsibility for the Pro Forma Financial Information
The Board of Directors and Management are responsible for compiling the pro forma financial information on the basis of the requirements of EU Regulation No 809/2004 as required by the Continuing Obligations.

Practitioner's Responsibilities
Our responsibility is to express an opinion, as required by Annex II item 7 of EU Regulation No 809/2004 about whether the pro forma financial information has been compiled by the Company on the basis stated and that this basis is consistent with the accounting policies of the Company.

A member firm of Ernst & Young Global Limited

Ernst & Young

2

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3420, *Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in Prospectus*, issued by the International Auditing and Assurance Standards Board. This standard requires that the practitioner comply with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether the Company has compiled the pro forma financial information on the basis of the applicable criteria and whether this basis is consistent with the accounting policies of the Company. Our work primarily consisted of comparing the unadjusted financial information with the source documents as described in section 10 of the Information Memorandum, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with management of the Company.

The aforementioned opinion does not require an audit of historical unadjusted financial information, the adjustments to conform the accounting policies of Cermaq ASA to the accounting policies of the Company, or the assumptions summarized in section 10 of the Information Memorandum. For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.

The purpose of pro forma financial information included in an Information Memorandum is solely to illustrate how the significant event or transaction might have impacted the unadjusted financial information of the entity if the event had occurred or the transaction had been undertaken at an earlier date. Because of its nature, the Pro Forma Financial Information addresses a hypothetical situation and, therefore, does not represent the Company's actual financial position or performance. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction at 31 March 2013, 1 January 2012 and 2013 would have been as presented.

A reasonable assurance engagement to report on whether the pro forma financial information has been compiled on the basis stated involves performing procedures to assess whether the applicable criteria used by the Company in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

- The related pro forma adjustments give appropriate effect to those criteria;
- The pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information; and
- The pro forma financial information has been compiled on a basis consistent with the accounting policies of the Company.

The procedures selected depend on the practitioner's judgment, having regard to the practitioner's understanding of the nature of the company, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances. The engagement also involves evaluating the overall presentation of the pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.